Form 10-K, Exhibit 13
period 1997-12-31
IVAX CORP /DE
filed 1998-03-31
CIK 772197

EXHIBIT 13.1

                               -------------------

                                IVAX CORPORATION

                               1997 ANNUAL REPORT

                               -------------------

TO OUR SHAREHOLDERS AND EMPLOYEES:

If 1996 is to be remembered as a year of challenge for IVAX, let 1997 be remembered as a year of constructive change. In 1997, we developed and implemented a comprehensive plan that changed the face of our company and positioned it for a significant improvement in 1998 and beyond. The plan has two parts and, in some respects, it is ongoing. Part one was to improve our operations through divestitures, restructuring and cost reduction initiatives; part two was to refocus our energies and resources on businesses in which we have special strengths and substantial scientific expertise.

DIVESTITURES

Our plan included the divestiture of certain businesses; as a result, we are now a smaller, more focused company. In the 1997 second quarter, we sold McGaw, our intravenous products business. In early 1998, we completed the process we began in 1997 of selling our specialty chemicals businesses. We have also expressed our intention to sell our personal care products business and expect to complete that disposition in 1998. In December 1997, we announced our intention to spin-off our veterinary business, DVM Pharmaceuticals, by combining it with a publicly-traded shell corporation. Under the terms of that agreement, IVAX will own about 80% of the combined company's outstanding common stock while the remainder will be held by public investors. This arrangement allows the DVM management to pursue its independent goals and objectives while benefiting from the synergies available as a member of the IVAX family of companies.

RESTRUCTURING

We also restructured and improved our manufacturing, sales, administrative and distribution functions. We closed our Shreveport, Louisiana and Syosset, New York manufacturing facilities and our administrative and packaging facility in Fort Lauderdale, Florida, consolidating the functions performed there into other existing facilities. We consolidated our distribution operations into a more efficient, centrally located facility and expect to close or sell several other underutilized facilities. These actions are expected to lower our costs to manufacture and distribute products.

Also during 1997, we streamlined our U.S. generic drug product portfolio by weeding out lower margin products; this process is ongoing.

MANAGEMENT

Additional talent in the form of experienced pharmaceutical industry managers has been added at the corporate level, at Zenith Goldline, our domestic generic drug subsidiary, and at Galena, our 74% owned subsidiary in the Czech Republic. We also hired key sales and marketing professionals at Zenith Goldline in an effort to improve customer relations and service.

COST REDUCTION

During 1997, we implemented stringent cost reduction measures and reduced staffing levels at all of our operating units, including our corporate headquarters. Zenith Goldline now has approximately one-half of the personnel it employed a year ago. At our corporate headquarters in Miami, we eliminated 30% of the positions that existed at the beginning of 1997. Other subsidiaries have significantly reduced staff as well.

As a result of divestitures, facility consolidations and workforce reductions, IVAX lowered worldwide staff from approximately 8,100 at the end of 1996 to approximately 4,500 at the end of 1997.

FOCUS

Improving our operations and reducing our cost structure was only part of our plan. We intend to develop our business by focusing primarily on certain key areas: oncology and respiratory diseases and specialty generics products. Our strategy is to leverage our expertise and talent in each of these areas. In oncology, we intend to build a franchise around our paclitaxel product, Paxene/Registered trademark/. Although we have been delayed in our attempt to launch Paxene in the United States, we are nonetheless continuing our efforts to bring this product to market as soon as possible. We have filed proprietary drug applications with regulatory authorities in Europe and a generic drug application with the United States Food and Drug Administration. In addition, our research and development group has made exciting progress on an orally effective form of Paxene which currently is in human trials. We have also implemented an aggressive screening program to in-license other oncology compounds.

In the respiratory area, our goal is to expand our participation in the growing asthma market by leveraging our drug delivery device expertise. We receive significant royalties from our worldwide license agreement with Glaxo Wellcome for the use of our proprietary Easi-Breathe/Trademark/ breath-activated inhaler with certain Glaxo asthma compounds. Through our United Kingdom subsidiary, Norton Healthcare, we received marketing clearance in France and Ireland for the world's first CFC-free metered-dose inhaler for the asthma medication, BECLOMETHASONE DIPROPIONATE. We are also developing a number of respiratory products using CFC-free propellants and a multi-dose dry powder metered-dose inhaler. Finally, we are developing a new molecule, still at the pre-clinical stage, which shows promise as a totally new approach to treating asthma.

Our strategy to improve our worldwide generic drug business is to realize higher margins through the development and marketing of specialty generic drugs. While we will continue to offer other important generic drugs that fulfill our customers' needs, we will emphasize the development of products with significant barriers to entry because they are difficult to formulate or manufacture, they involve regulatory challenges or potential patent challenges, or for which raw material supplies are problematic. Developing and marketing these products should mitigate the pricing pressures faced by common generic products.

CONCLUSION

Together, we hold shares in a very different company from the IVAX of 1997, a year of constructive change. Our company is now smaller, more efficiently organized and more disciplined. I firmly believe that these changes, some of which are ongoing, have laid the groundwork for our turnaround in 1998.


Sincerely,



Phillip Frost, M.D.
Chairman & Chief Executive Officer

                                TABLE OF CONTENTS

Selected Financial Data                                                      1

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                                  2

Report of Independent Certified Public Accountants                          16

1997 Consolidated Financial Statements                                      17

Directors and Officers                                                      47

Common Stock and Investor Information                                       48



IVAX Corporation, headquartered in Miami, Florida, is a holding company with subsidiaries engaged primarily in the research, development, manufacture and marketing of generic and branded pharmaceuticals.

                             SELECTED FINANCIAL DATA

                                                                 YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------------------------------
                                          1997            1996            1995            1994           1993
                                      --------------  --------------  --------------  -------------- --------------
                                                      (in thousands, except per share data) (1) (2)
OPERATING DATA
Net revenues                           $  602,110     $  662,587       $  788,988     $  661,098       $  606,945
Income (loss) from continuing
  operations (3)                         (219,534)      (134,989)          94,319         57,941          100,102
Income (loss) from discontinued
  operations (4)                           (8,701)       (23,690)          20,482         31,931            7,880
Net income (loss)                        (233,254)      (160,752)         114,835         89,049           99,354
Basic earnings (loss) per common
   share:
   Continuing operations (3)                (1.81)         (1.12)             .81            .51              .91
   Discontinued operations (4)               (.07)          (.19)             .18            .28              .07
   Net earnings (loss)                      (1.92)         (1.33)             .99            .78              .90
Diluted earnings (loss) per
   common share:
   Continuing operations (3)                (1.81)         (1.12)             .79            .46              .81
   Discontinued operations (4)               (.07)          (.19)             .17            .26              .06
   Net earnings (loss)                      (1.92)         (1.33)             .96            .71              .81
Weighted average number of
   common shares outstanding:
   Basic                                  121,496        120,949          116,065        113,565          110,364
   Diluted                                121,496        120,949          119,539        124,675          123,058
Cash dividends per common share        $        -     $      .05       $      .08     $      .06       $      .04

BALANCE SHEET DATA
Working capital (5)                    $  238,918     $  415,927       $  354,733     $  265,656       $  261,602
Total assets                              790,736      1,333,648        1,184,828        946,313          770,150
Total long-term debt, net of
  current portion                          94,193        442,819          210,759        162,305          130,708
Shareholders' equity                      435,039        695,128          789,172        634,456          527,772
Book value per common share (6)              3.58           5.72             6.69           5.56             4.65

(1) Figures have been restated to reflect the acquisition of Zenith Laboratories, Inc. in 1994 which was accounted for under the pooling of interests method of accounting. The March 1, 1996 acquisition of Elvetium S.A. (Argentina), Alet Laboratories S.A.E.C.I. y E. and Elvetium S.A. (Uruguay), (collectively "Elvetium"), and the September 30, 1995 acquisition of Pharmatop Limited, which were accounted for under the pooling of interests method of accounting, were recorded as of January 1, 1996 and 1995, respectively. Historical figures have not been restated to give retroactive effect to the Elvetium and Pharmatop Limited acquisitions due to the immateriality of the related amounts. Figures include the results of the following businesses acquired by purchase since their respective acquisition dates: ImmunoVision, Inc. on July 17, 1995; and 60% of the shares of Galena a.s., on July 25, 1994 (subsequently increased through open market purchases to 74%).

(2) Figures have been restated to reflect the classification of IVAX's intravenous products, personal care products and specialty chemicals businesses as discontinued operations.

(3) Includes restructuring costs of $14,274 and $5,324 and asset write-downs of $23,814 and $63,749 in 1997 and 1996, respectively.

(4) Includes asset write-downs of $48,442 in 1996 and net gain on the sales of the intravenous products and specialty chemicals businesses of $12,623 in 1997.

(5)  Excludes net assets of discontinued operations.

(6) Assumes conversion of Zenith Laboratories, Inc.'s cumulative convertible preferred stock in 1994 and 1993.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the 1997 Consolidated Financial Statements and the related Notes to Consolidated Financial Statements included on pages 17 to 46 of this Annual Report. Except for historical information contained herein, the matters discussed below are forward looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting IVAX's operations, markets, products and prices, and other factors discussed elsewhere in this report and the documents filed by IVAX with the Securities and Exchange Commission. These factors may cause IVAX's results to differ materially from the forward looking statements made in this report or otherwise made by or on behalf of IVAX.

         Results for the three years ending December 31, 1997 have been restated to reflect the classification of certain businesses as discontinued operations. See "Discontinued Operations" for a further discussion. Additionally, the diagnostics business' results of operations, previously reported as part of the "Other Operations" segment, are not disclosed as a separate segment because they are not significant.

                              RESULTS OF OPERATIONS

OVERVIEW

         IVAX's operations are conducted through subsidiaries involved primarily in generic and branded pharmaceuticals. Presently, a significant portion of IVAX's revenues and gross profits are generated from sales of generic prescription and over-the-counter pharmaceutical products. IVAX's future success is largely dependent upon its ability to develop, obtain approval for, efficiently manufacture, and market, in the short term, commercially viable generic pharmaceutical products, and in the long term, commercially viable generic and branded pharmaceutical products.

         In the short term, IVAX's revenues and profits may vary significantly from period to period, as well as in comparison to corresponding prior periods, as a result of regulatory and competitive factors unique to the generic pharmaceutical industry. Such factors include the timing of new generic drug approvals received by IVAX, the number and timing of generic drug approvals for competing products, the timing of IVAX's initial shipments of newly approved generic drugs, strategies adopted by brand name companies to maintain market share, and IVAX's cost of manufacturing. The first company to receive regulatory approval for and to introduce a generic drug is usually able to capture significant market share from the branded drug and to achieve relatively high market share, revenues and gross profits from sales of the drug. As other generic versions of the same drug enter the market, however, sales volumes, market share, prices, revenues and gross profits decline, sometimes significantly. In addition, the initial shipments by the first company to introduce a generic drug are often significant as customers fill their initial inventory requirements.

         Because of these competitive factors, IVAX has determined to emphasize the development of generic pharmaceutical products that are expected to encounter less intensive competition, such as drugs which are difficult to formulate or manufacture, which involve regulatory challenges or potential patent challenges, or for which limited raw material suppliers exist. IVAX believes that, by developing and marketing these specialty generics, it can mitigate the pricing pressures facing other generic drugs. Developing specialty generics involves a greater degree of risk than developing common generic pharmaceutical products, and will require substantial time and resources. No assurance can be given that IVAX will successfully build a consistent, profitable pipeline of specialty generics or be able to obtain regulatory approval to market any such products.

         In addition to competition from other generic drug manufacturers, IVAX faces competition from brand name companies as they increasingly sell their products into the generic market directly by establishing, acquiring or forming licensing or business arrangements with generic pharmaceutical companies. No regulatory approvals are required for a brand name manufacturer to sell directly or through a third party to the generic market, nor do such manufacturers face any other significant barriers to entry into such market. In addition, brand name companies are increasingly pursuing strategies to prevent or delay the introduction of generic competition. These strategies include, among other things, seeking to establish regulatory obstacles to the demonstration of the bio-equivalence of generic drugs to their brand name counterparts and instituting legal actions based on process or other patents that allegedly are infringed by the generic products.

         IVAX's pharmaceutical revenues may also be affected by the level of reserves for estimated returns and inventory credits established by IVAX. The custom in the pharmaceutical industry is generally to grant customers the right to return purchased goods. In the generic pharmaceutical industry, this custom has resulted in a practice of suppliers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the price of the supplier's generic pharmaceutical products. The determination to grant a credit to a customer following a price decrease is generally at the discretion of IVAX, and generally not pursuant to contractual arrangements with customers. These credits allow customers with established inventories to compete with those buying product at the current market price, and allow IVAX to maintain shelf space, market share and customer loyalty.

         Reserves for estimated returns and inventory credits are established by IVAX concurrently with the recognition of revenue. The amount of reserves are established in accordance with generally accepted accounting principles based upon consideration of a variety of factors, including actual return and inventory credit experience for products during the past several years by product type, the number and timing of regulatory approvals for the product by competitors of IVAX, both historical and projected, the market for the product, estimated customer inventory levels by product and projected economic conditions. Actual product returns and inventory credits incurred are, however, dependent upon future events, including price competition and the level of customer inventories at the time of any price declines. IVAX continually monitors the factors that influence the pricing of its products and customer inventory levels and makes adjustments to these reserves when management believes that actual product returns and inventory credits may differ from established reserves.

         IVAX's pharmaceutical revenues and profits may also be affected by other factors. Certain raw materials and components used in the manufacture of IVAX's products are available from limited sources, and in some cases, a single source. Any curtailment in the availability of such raw materials could be accompanied by production or other delays, and, in the case of products for which only one raw material supplier exists, could result in a material loss of sales, with consequent adverse effects on IVAX's business and results of operations. In addition, because raw material sources for pharmaceutical products must generally be approved by regulatory authorities, changes in raw material suppliers could result in delays in production, higher raw material costs and loss of sales and customers.

         During 1996 and 1997, certain national drug wholesalers instituted programs designed to provide cost savings to independent retail pharmacies on their purchases of certain generic pharmaceutical products. Pursuant to the programs, independent retail pharmacies generally agreed to purchase their requirements of generic pharmaceutical products from one wholesaler and permitted the wholesaler to select the product suppliers. Each wholesaler encouraged generic drug suppliers to participate in its program by offering to purchase the wholesaler's requirements of particular products from a single supplier. The programs encouraged generic drug suppliers to aggressively bid to be the exclusive supplier of products under the programs. The existence of the programs also resulted in reduced prices to non-wholesaler customers. As a result of the institution of the programs, the generic drug industry experienced a significant reduction in the prices charged by suppliers for many generic pharmaceutical products during the second and third quarters of 1996. Price declines continued throughout 1997 but at a slower rate than in 1996. Also during 1996, IVAX experienced increased competition for certain of its more important United States generic pharmaceutical products as a result of product approvals obtained by competitors. The price declines for certain generic pharmaceutical products manufactured by IVAX caused by the competitive factors and industry practices described above, including the wholesaler programs, combined with certain other factors discussed herein, were the primary factors causing the decline in IVAX's operating results and the losses that began in 1996.

         Price is a key competitive factor in the generic pharmaceutical business. To effectively compete on the basis of price and remain profitable, a generic drug manufacturer must manufacture its products in a cost-effective manner. IVAX's manufacturing costs have had a negative impact on its operating results. Therefore, beginning in the third quarter of 1996 and continuing throughout 1997, IVAX announced and initiated several restructuring programs in an effort to enhance operating efficiencies and reduce costs. These objectives are to be achieved through workforce reductions, facility consolidations and other cost saving measures throughout the organization, with primary emphasis on IVAX's United States generic pharmaceutical business.

         A significant amount of IVAX's United States generic pharmaceutical sales are made to a relatively small number of drug wholesalers and retail drug chains, which represent an essential part of the distribution chain of pharmaceutical products in the United States. Both of these industries have undergone, and are continuing to undergo, significant consolidation, which has resulted in IVAX's customers gaining more purchasing leverage and consequently increasing the pricing pressures facing IVAX's United States generic pharmaceutical business. Further consolidation among IVAX's customers may result in even greater pricing pressures and correspondingly reduce the gross margins of this business, and may also cause such customers to reduce their purchases of IVAX's products.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

         IVAX reported a net loss of $233.3 million for the year ended December 31, 1997, compared to a net loss of $160.8 million for the year ended December 31, 1996. Loss from continuing operations was $219.5 million for the year ended December 31, 1997, compared to a loss from continuing operations of $135.0 million for the prior year. Loss from discontinued operations was $8.7 million for the year ended December 31, 1997, compared to a loss from discontinued operations of $23.7 million for the prior year. Results for both periods included a $2.1 million net extraordinary loss relating to the extinguishment of debt. Results for the year ended December 31, 1997 also included a $2.9 million charge resulting from a cumulative effect of a change in accounting principle.

         Net loss per common share was $1.92 for the year ended December 31, 1997, compared to a net loss of $1.33 for the prior year. Loss per common share from continuing operations was $1.81 for the year ended December 31, 1997, compared to a loss of $1.12 for the prior year. Loss per common share from discontinued operations was $.07 for the year ended December 31, 1997, compared to a loss from discontinued operations of $.19 for the prior year. The net extraordinary losses recorded in both periods relating to the early extinguishment of debt and the cumulative effect of a change in accounting principle in 1997 each resulted in a $.02 loss per common share.

         NET REVENUES AND GROSS PROFIT

         Net revenues for the year ended December 31, 1997 totaled $602.1 million, a decrease of $60.5 million, or 9%, from the $662.6 million reported in the prior year. An increase of $12.1 million in net revenues of IVAX's international operations was more than offset by a decrease of $72.6 million in net revenues of IVAX's domestic operations.

         Domestic net revenues totaled $231.3 million for the year ended December 31, 1997, compared to $303.9 million for the same period of 1996. The $72.6 million, or 24%, decrease in domestic net revenues was primarily attributable to lower prices and sales volumes of certain generic pharmaceutical products. This decline was partially offset by lower sales returns and allowances as well as net revenues generated by certain new generic pharmaceutical products manufactured by IVAX and introduced into the market during 1997.

         The decline in sales returns and allowances during the year ended December 31, 1997 compared to the same period of the prior year was primarily due to unusually high provisions for these items during 1996. The factors contributing to the unusually high provisions in 1996 are discussed in "Results of Operations - Overview" and "Results of Operations - Year ended December 31, 1996 compared to the year ended December 31, 1995."

         During 1997 and 1996, IVAX's United States generic pharmaceutical operations provided reserves which reduced gross sales by $215.7 million and $277.0 million, respectively. At December 31, 1997 and 1996, these reserve balances totaled $105.4 million and $105.8 million, respectively, and are included in accounts receivable, net of allowances for doubtful accounts and accrued expenses and other current liabilities in the Consolidated Balance Sheets.

         IVAX's international operations generated net revenues of $370.8 million for the year ended December 31, 1997, compared to $358.7 million for the same period of the prior year. The $12.1 million, or 3%, increase in international net revenues was primarily due to increased sales volumes of generic pharmaceutical products and, to a lesser extent, the favorable impact of foreign currency fluctuations. These increases were partially offset by lower fees from a license agreement relating to IVAX's breath operated inhaler device.

         Gross profit for the year ended December 31, 1997 decreased $47.7 million, or 29%, from the same period of the prior year. Gross profit was $114.3 million (19.0% of net revenues) for the year ended December 31, 1997, compared to $162.0 million (24.4% of net revenues) for the year ended December 31, 1996. The decrease in gross profit percentage is primarily due to price declines and unfavorable product mix for both the United States generic pharmaceutical and international operations. These decreases were partially offset by lower sales returns and allowances at IVAX's United States generic pharmaceutical operations.

         As noted in "Results of Operations - Overview," other manufacturers may obtain regulatory approvals or otherwise determine to market generic products equivalent to IVAX's manufactured generic products in 1998 and thereafter. As other companies commence to market products which compete with those manufactured by IVAX, the resulting competition is likely to reduce IVAX's net revenues and gross profit generated from those products.

         OPERATING EXPENSES

         Selling expenses totaled $100.2 million (16.6% of net revenues) in 1997, compared to $98.8 million (14.9% of net revenues) in 1996, an increase of $1.4 million. The increase was primarily attributable to additional sales force and promotional costs related to IVAX's international operations. These increases were partially offset by a decrease in selling expenses of the United States generic pharmaceutical operations as a result of fewer product promotions and reductions in sales and marketing personnel.

         General and administrative expenses totaled $116.2 million (19.3% of net revenues) in 1997, compared to $111.1 million (16.8% of net revenues) in 1996, an increase of $5.1 million. The increase is primarily attributable to an increase in salary costs, legal expenses and settlement costs, and consulting fees related to Year 2000 compliance (see "Liquidity and Capital Resources"). These increases were partially offset by lower bad debt provisions at IVAX's United States generic pharmaceutical operations which were unusually high in the comparable period of the prior year as a result of the 1996 bankruptcy of a wholesaler customer.

         Research and development expenses in 1997 increased 3% compared to 1996, to a total of $53.4 million (8.9% of net revenues). The future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions and liquidity.

         During 1997 and 1996, IVAX recorded restructuring costs and asset write-downs of $38.1 million and $69.1 million, respectively. During 1996, IVAX instituted a restructuring program aimed at reducing costs and enhancing operating efficiency at its United States generic pharmaceutical operations. The restructuring program primarily involved facility consolidations, workforce reductions and other cost saving measures. As a result, during 1996, IVAX recorded a pre-tax charge of $13.2 million ($7.9 million after-tax) associated with the United States generic pharmaceutical operations comprised of $2.3 million for severance and other employee termination benefits; $3.0 million for plant closure and related costs; and $7.9 million to reduce the carrying value of facilities to be closed and held for sale to their estimated fair market value. The employee termination benefits during 1996 primarily represent severance pay and other benefits associated with the elimination of approximately 358 employee positions in the manufacturing, sales and marketing and research and development areas of IVAX's United States generic pharmaceutical operations.

         During 1997, IVAX continued its ongoing efforts to reduce costs and enhance operating efficiency by initiating further restructuring programs primarily at its corporate headquarters and United States generic pharmaceutical operations. As a result, during 1997, IVAX recorded a pre-tax charge of $14.3 million ($14.0 million after-tax) comprised of $5.1 million for severance and other employee termination benefits and $9.2 million for certain costs associated primarily with further manufacturing facility closures and additional costs associated with facilities held for sale in connection with the 1996 restructuring program. The employee termination benefits during 1997 primarily represent severance pay and other benefits associated with the elimination of approximately 275 employee positions at IVAX's corporate headquarters and throughout all functions of IVAX's United States generic pharmaceutical operations.

         Pursuant to the restructuring programs, IVAX closed its Shreveport, Louisiana pharmaceutical manufacturing facility in the fourth quarter of 1996; consolidated its United States pharmaceutical distribution facilities into a single leased distribution center in Kenton County, Kentucky in 1997; closed its Ft. Lauderdale, Florida office, packaging and warehouse facility in the first quarter of 1998; closed its Syosset, New York pharmaceutical manufacturing facility in the first quarter of 1998; is pursuing the sale of its Kirkland, Canada pharmaceutical manufacturing facility; expects to close one of its London, England manufacturing facilities in 1998; and may sell its Falkenhagen, Germany facility and one of its Miami, Florida manufacturing facilities before the end of 1998. The closed facilities are held for sale. Production from these facilities has been or will be transferred to other IVAX manufacturing facilities.

         During 1996, IVAX management reevaluated the carrying value of certain long-lived assets and goodwill related to those assets held and used in IVAX's United States generic pharmaceutical operations. This reevaluation was necessitated by management's determination that the expected future results of operations and cash flows from that business would be substantially lower than previously expected. As a result, IVAX recorded a charge of $55.9 million (pre- and after-tax) to reduce the carrying value of goodwill related to those operations. The write-down reduced amortization expense by approximately $1.6 million annually. See Note 7, Discontinued Operations, in the Notes to Consolidated Financial Statements for a discussion of asset write-downs of the specialty chemicals business.

         During 1997, management again reevaluated the carrying value of certain long-lived assets, primarily in conjunction with the initiatives noted above to further consolidate facilities of IVAX's United States generic pharmaceutical operations in a continuing effort to improve its efficiency. As a result of these initiatives, management recorded a charge of $23.8 million (pre- and after-tax) to reduce the carrying value of certain assets to their estimated fair market value.

         The workforce reductions, facility closures and other cost saving measures implemented as part of these restructuring programs are expected to generate between $20 million and $25 million in operating expense reductions and between $5 million and $10 million in reductions in manufacturing costs in 1998.

         The $2.3 million and $.6 million of merger expenses incurred in 1997 and 1996, respectively, were primarily related to a proposed merger with Bergen Brunswig Corporation ("Bergen"), which was terminated in March 1997.

         OTHER INCOME (EXPENSE)

         Interest income increased $4.6 million in 1997, as compared to 1996, primarily due to higher levels of cash on hand resulting from the proceeds received from the divestiture of certain businesses classified as discontinued operations and the sale of certain product rights. See Note 5, Divestitures, and
Note 6, Sale of Product Rights, in the Notes to Consolidated Financial Statements for further discussion.

         Interest expense decreased $1.3 million in 1997, as compared to 1996, primarily due to the repayment of IVAX's revolving credit facility. See Note 9, Debt, in the Notes to Consolidated Financial Statements for further discussion.

         Other income, net increased $46.7 million in 1997, as compared to 1996, primarily due to the $43.2 million pre-tax gain on the sale of the rights to Elmiron/Registered trademark/ and three other urology products in the 1997 third quarter. See Note 6, Sale of Product Rights, in the Notes to Consolidated Financial Statements for further discussion.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

         IVAX reported a net loss of $160.8 million for the year ended December 31, 1996, compared to net income of $114.8 million for the prior year. Loss from continuing operations was $135.0 million for the year ended December 31, 1996, compared to income from continuing operations of $94.3 million for the prior year. Loss from discontinued operations was $23.7 million for the year ended December 31, 1996, compared to income from discontinued operations of $20.5 million for the prior year. Net loss for 1996 included $2.1 million in extraordinary losses, net of tax, from the early extinguishment of debt.

         Net loss per common share was $1.33 for the year ended December 31, 1996, compared to net earnings per common share of $.99 for the prior year. Loss from continuing operations per common share was $1.12 for the year ended December 31, 1996, compared to earnings from continuing operations per common share of $.81 in the prior year. Loss from discontinued operations per common share was $.19 for the year ended December 31, 1996, compared to earnings from discontinued operations per common share of $.18 in the prior year. The net extraordinary loss of $.02 per common share recorded in 1996 related to the early extinguishment of debt.

         NET REVENUES AND GROSS PROFIT

         Net revenues totaled $662.6 million for 1996, a decrease of $126.4 million, or 16%, from the $789.0 million reported in the prior year. An increase of $90.7 million in net revenues of IVAX's international operations was more than offset by a decrease of $217.1 million in net revenues of IVAX's domestic operations.

         Domestic net revenues totaled $303.9 million for the year ended December 31, 1996, compared to $521.0 million for the prior year. The $217.1 million, or 42%, decrease in domestic net revenues was primarily attributable to significant price and volume declines for generic drugs manufactured by IVAX during the second and third quarters of 1996, a time when customers had significant inventories of such drugs. The significant price and volume declines were caused by the competitive factors described in the "Results of Operations - Overview," including the introduction of additional competing products by other generic drug suppliers and the effect of the wholesaler programs instituted during the year. These factors resulted in depressed customer re-orders and increases in the reserves for customer inventory credits and expected returns. In addition, to avoid exacerbating the inventory situation, IVAX decreased promotional activities during the 1996 third quarter which further reduced sales volumes. The declines were partially offset by net revenues generated by certain new generic pharmaceutical products manufactured by IVAX and introduced during 1996 and at the end of 1995.

         During 1996 and 1995, IVAX's United States generic pharmaceutical operations provided reserves which reduced gross sales by $277.0 million and $150.7 million, respectively.

         IVAX's international operations generated net revenues of $358.7 million in 1996 compared to $268.0 million in 1995. The $90.7 million, or 33.8%, increase in international net revenues included an increase of $36.1 million attributable to the operations of Elvetium S.A. (Argentina), Alet Laboratorios S.A.E.C.I y E. and Elvetium S.A. (Uruguay), (collectively, "Elvetium"), acquired in March 1996. Although the acquisition of Elvetium was accounted for as a pooling of interests, the acquisition was recorded as of January 1, 1996, and IVAX's historical results of operations were not restated to give retroactive effect to the acquisition due to the immateriality of the related amounts. The remaining $54.6 million increase in net revenues of IVAX's international operations was primarily due to higher sales of branded respiratory products and licensing fees. Net revenues attributable to branded respiratory products (not including licensing fees) represented approximately 13% of total international net revenues in both 1996 and 1995. In the fourth quarter of 1996, IVAX entered into a license agreement relating to its breath operated inhaler device pursuant to which it recognized fees of $26.5 million in the 1996 fourth quarter.

         Gross profit for the year ended December 31, 1996 decreased $150.8 million, or 48.2%, from the same period of the prior year. The gross profit percentage was 24.4% of net revenues in 1996 as compared to 39.6% of net revenues in 1995. The decline in the gross profit percentage was primarily attributable to price declines for United States generic drugs and higher levels of customer inventory credits and reserves for expected returns relating to the United States generic pharmaceutical operations discussed above.

         OPERATING EXPENSES

         Selling expenses totaled $98.8 million (14.9% of net revenues) in 1996 compared to $71.0 million (9.0% of net revenues) in 1995, an increase of $27.8 million. Selling expenses of Elvetium, acquired during the first quarter of 1996, accounted for $14.1 million of the increase. The remaining $13.7 million increase was primarily due to increased sales and marketing expenses associated with the launch of newly approved products of IVAX's pharmaceutical operations.

         General and administrative expenses totaled $111.1 million (16.8% of net revenues) in 1996 compared to $71.8 million (9.1% of net revenues) for the prior year. The $39.3 million increase in general and administrative expenses, in comparison to the prior year, was principally the result of the impact of a full twelve months of general and administrative expenses of Elvetium during 1996, increased bad debt expense and higher personnel related expenditures of the international operations, and an increase in bad debt expense of the United States generic pharmaceutical operations mainly resulting from the bankruptcy of a wholesaler customer during the third quarter of 1996. Corporate general and administrative expenses increased $6.6 million from the prior year primarily due to increases in personnel, insurance and facilities costs.

         Research and development expenses for 1996 totaled $51.7 million, an increase of $6.1 million, or 13.5%, in comparison to the prior year.

         The $.6 million of merger expenses recorded in 1996 were primarily related to the proposed merger with Bergen. The $3.4 million of merger expenses reported for 1995 were primarily related to a proposed merger with Hafslund Nycomed which was abandoned in November 1995.

         See "Results of Operations - Year ended December 31, 1997 compared to the year ended December 31, 1996 - Operating Expenses" for a discussion of the 1996 restructuring costs and asset write-downs.

         OTHER INCOME (EXPENSE)

         Other income, net, decreased $10.9 million in 1996 compared to 1995, primarily due to the sale of IVAX's investment in preferred stock of North American Vaccine, Inc. which resulted in a pre-tax gain of $12.8 million in 1995. Interest expense increased $7.9 million in 1996, as compared to the prior year, primarily because of additional borrowings to fund working capital.

                             DISCONTINUED OPERATIONS

         During 1997, IVAX's Board of Directors determined to divest its intravenous products, personal care products and specialty chemicals businesses. As a result, IVAX classified these businesses as discontinued operations. Income
(loss) from discontinued operations totaled $(8,701), $(23,690) and $20,482 for the years ended December 31, 1997, 1996 and 1995, respectively. The third quarter of 1996 included charges of $9.8 million ($6.2 million after-tax) and $38.7 million (pre- and after-tax) to reduce the carrying value of certain fixed assets and goodwill, respectively, related to certain segments of the specialty chemicals business. In addition, 1997 included the net gain on sales of the intravenous products and specialty chemicals businesses of $12.6 million. See
Note 7, Discontinued Operations, in the Notes to Consolidated Financial Statements for further information.

                              CURRENCY FLUCTUATIONS

         For 1997, 1996 and 1995, approximately 67%, 56% and 36%, respectively, of IVAX's net revenues were attributable to operations which principally generated revenues in currencies other than the United States dollar. Fluctuations in the value of foreign currencies relative to the United States dollar impact the reported results of operations for IVAX. If the United States dollar weakens relative to the foreign currency, the earnings generated in the foreign currency will, in effect, increase when converted into United States dollars and vice versa. Although IVAX does not speculate in the foreign exchange market, it does from time to time manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. At December 31, 1997, no IVAX subsidiaries were domiciled in highly inflationary environments. As a result of exchange rate differences, net revenues increased by $1.3 million in 1997 as compared to 1996, and decreased by $3.3 million in 1996 as compared to 1995.

                                  INCOME TAXES

         IVAX's effective tax rate was (39%), 29% and 23% in 1997, 1996 and 1995, respectively. For the three years ended December 31, 1997, the effective tax rate for IVAX's foreign subsidiaries was 31%, 17% and 22%, respectively. IVAX's effective tax rate in 1996 was higher than in 1995 primarily as a result of domestic losses benefited at the prevailing federal and state statutory rates which exceeded foreign income taxed at the prevailing generally lower foreign rates. IVAX's effective tax rate in 1997 was negative due to an increase in its tax provision for the establishment of a valuation allowance on deferred tax assets of $114.7 million at a time when domestic operations had significant losses. The $114.7 million was comprised of a $62.8 million increase as a result of recognizing a valuation allowance against the domestic deferred tax asset existing at December 31, 1996, a $12.7 million decrease due to an additional tax refund received by the carrying back of the 1996 loss to earlier years, and a $64.6 million increase as a result of recognizing a valuation allowance against 1997 domestic losses. The establishment of this valuation allowance in 1997 generated domestic deferred tax expense of $50.1 million, despite the fact that IVAX's domestic operations generated losses.

         At December 31, 1997, IVAX had substantial net operating loss and credit carryforwards, some of which are subject to certain limitations. See Note 10, Income Taxes, in the Notes to Consolidated Financial Statements for further information.

         IVAX's future effective tax rate will depend on the mix between foreign and domestic taxable income or losses, the statutory tax rates of the related tax jurisdictions, and the timing of the release, if any, of the domestic valuation allowance. The mix between IVAX's foreign and domestic taxable income may be significantly affected by the jurisdictions in which new products are developed and manufactured.

         As a result of establishing the $114.7 million valuation allowance discussed above, the domestic deferred tax asset is fully reserved as of December 31, 1997. Management expects that it will also recognize additional valuation allowances related to any future deferred tax assets generated from its domestic operations until such time as sustainable domestic taxable income is achieved.

         At December 31, 1997, other current assets, other assets, and other long-term liabilities include a $19.6 million net deferred tax asset, which relates to foreign operations. Realization of this asset is dependent upon generating sufficient future foreign taxable income. Although realization is not assured, management believes it is more likely than not that the remaining foreign net deferred tax asset will be realized based upon estimated future taxable income of IVAX's foreign operations and, accordingly, no valuation allowances for this asset were deemed necessary at December 31, 1997. Management's estimates of future taxable income are subject to revision due to, among other things, regulatory and competitive factors affecting the pharmaceutical industries in the markets in which IVAX operates. Such factors are discussed in the "Results of Operations - Overview" and elsewhere in this report.

         IVAX has historically received a United States tax credit under Section 936 of the Internal Revenue Code for certain income generated by its Puerto Rico and Virgin Islands operations. For 1997, 1996 and 1995, this credit was approximately $1.5 million, $5.7 million and $11.2 million, respectively, and completely offset the entire United States tax liability of such operations. The
Section 936 tax credit will be phased out over 5 years beginning in 2001.

                         LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1997, IVAX's working capital, excluding net assets of discontinued operations, totaled $238.9 million, compared to $415.9 million and $354.7 million at December 31, 1996 and 1995, respectively. Cash and cash equivalents were $199.2 million at December 31, 1997, compared to $80.8 million and $14.7 million at December 31, 1996 and 1995, respectively.

         Net cash provided by operating activities during 1997 was $90.8 million compared to net cash used for operating activities of $13.2 million in 1996 and net cash provided by operating activities of $16.4 million in 1995. The increase in cash provided by operating activities during 1997 was primarily the result of reductions in accounts receivable and inventory due to lower sales and improved inventory management at IVAX's United States generic pharmaceutical operations and a reduction in other current assets due to IVAX's receipt of a $52.5 million refund of federal income taxes paid in prior years. The increase in cash used for operating activities during 1996 as compared to 1995 was primarily the result of operating losses incurred during 1996, partially offset by a decrease in the level of accounts receivable due to the decline in sales during the period.

         Net cash of $372.7 million was provided by investing activities in 1997, compared to net cash used for investing activities of $86.9 million and $97.3 million in 1996 and 1995, respectively. The increase was primarily attributable to cash proceeds received during 1997 from the sale of the intravenous products business, a significant portion of the specialty chemicals business, and certain product rights.

         Effective May 30, 1997, IVAX sold McGaw, Inc. ("McGaw"), its intravenous products business, to B. Braun of America, Inc. ("B. Braun"), a subsidiary of B. Braun Melsungen AG, for $320.0 million in cash (subject to certain post-closing adjustments), additional payments of up to $80.0 million contingent upon the combined operating results of McGaw and B. Braun's principal United States operating subsidiary, and certain royalties based on sales of the Duplex/Trademark/ drug delivery system. The Duplex/Trademark/ system, presently in development by McGaw, is a multi-compartment intravenous drug delivery system devised for drugs that have limited stability after mixing.

         During July and August 1997, IVAX completed the sale of a significant portion of the assets of its specialty chemicals business in three separate transactions in which IVAX received an aggregate of $41.1 million in cash. During February 1998, IVAX sold its vacuum pump fluids business, the only remaining segment of IVAX's specialty chemicals business, for $3.9 million in cash (subject to certain post-closing adjustments).

         On September 18, 1997, IVAX sold the rights to its proprietary drug Elmiron/Registered trademark/ and three additional urology products in the United States and Canada to ALZA Corporation ("ALZA"). IVAX retained the rights to these products outside of the United States and Canada. IVAX received $75 million in up-front payments and may receive additional fees based on the achievement of specified sales levels of Elmiron/Registered trademark/ during the next five years. IVAX will receive payments from ALZA based on sales of the products.

         In connection with the sale of its intravenous products and specialty chemicals businesses, as well as certain of its facilities, IVAX has retained certain contingent liabilities related to, among other things, environmental and litigation matters. In addition, IVAX has agreed to indemnify the purchasers of these operations and facilities against losses resulting from breaches of representations and warranties made by IVAX in the agreements governing these dispositions, as well as against certain other potential risks and contingencies. Although IVAX does not expect these indemnification obligations to materially adversely affect its earnings or operating results, there can be no assurance that IVAX will not be subject to material indemnification claims arising out of these transactions.

         On March 20, 1998, IVAX terminated its paclitaxel development and marketing agreement with NaPro BioTherapeutics, Inc. ("NaPro"). As part of the termination, IVAX received, in perpetuity, a royalty-free, non-exclusive license to NaPro's pending patents for a stable formulation of paclitaxel in the United States, Europe and certain other world markets. IVAX paid consideration totaling $8.1 million, and may pay up to an additional $6.4 million contingent upon the issuance of the patents in certain jurisdictions.

         Cash utilized for capital expenditures decreased from $71.8 million in 1995 to $50.0 million in 1996 and $45.7 million in 1997 due to spending constraints imposed by IVAX's revolving credit facility and, after termination of the facility, further constraints imposed by management.

         During the first quarter of 1997, IVAX purchased a pharmaceutical manufacturing facility in Kirkland, Canada for $10.5 million. During 1996 and 1995, IVAX purchased additional shares of Galena, a.s. for cash of $12.4 million and $2.1 million, respectively, increasing its ownership interest from 60% to approximately 74%. During 1995, IVAX sold its investment in preferred stock of North American Vaccine, Inc. for approximately $16.3 million in cash.

         Net cash of $344.9 million was used for financing activities in 1997, compared to net cash provided by financing activities of $165.4 million and $58.5 million in 1996 and 1995, respectively, primarily reflecting the payoff of IVAX's revolving credit facility in June 1997.

         During 1995, IVAX had a revolving credit facility permitting borrowings of up to $130.0 million. Amounts borrowed under the revolving credit facility were primarily used to fund working capital requirements and to fund capital expenditure programs within IVAX's pharmaceuticals and intravenous products operations.

         On May 14, 1996, IVAX entered into a revolving credit agreement with a bank syndicate which permitted borrowings of up to $425.0 million, and IVAX terminated the revolving credit facility discussed above. On November 14, 1996, IVAX entered into an amendment to the May 14, 1996 revolving credit agreement which, among other things, reduced permitted borrowings to $375.0 million and shortened the maturity of the line of credit from May 2001 to November 1999. During 1996, proceeds from the credit facility were used to refinance previously existing credit facilities and to make an investment in and advances to McGaw to permit it to redeem its 10-3/8% Senior Notes due 1999 (the "Senior Notes"), and for working capital and general corporate purposes. At December 31, 1996, $337.1 million in borrowings were outstanding under this credit facility.

         On June 24, 1997, IVAX utilized a portion of the McGaw sale proceeds in the amount of $270.1 million to pay off the outstanding balance of its revolving credit facility. The facility was terminated in conjunction with the payment and IVAX recognized a net extraordinary loss of $2.1 million on the early extinguishment of debt.

         During 1995, IVAX redeemed a total of $1.0 million face value of its 6 1/2% Convertible Subordinated Notes Due 2001 (the "6-1/2% Notes"). Additionally, during 1995, McGaw repurchased $3.4 million face value of the Senior Notes at a purchase price of 101% of the outstanding principal amount plus accrued and unpaid interest. During 1996, McGaw repurchased the remaining face value of the Senior Notes at a purchase price of 102% of the outstanding principal amount of $87.6 million, plus accrued and unpaid interest, using proceeds from the May 14, 1996 credit facility contributed to McGaw by IVAX. Cash flows related to the redemption of the Senior Notes are included in "Net financing activities of discontinued operations" in the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

         Proceeds from the exercise of stock options and warrants totaled $.2 million in 1997 compared to $31.8 million in 1996 and $24.6 million in 1995.

         During the first half of 1996, IVAX paid total cash dividends of $6.1 million, or $.05 per share, on its common stock, compared to the $9.3 million, or $.08 per share, paid during 1995. No cash dividends were paid during 1997.

         During 1996, IVAX issued 1.5 million shares of its common stock to acquire Elvetium, valued at approximately $42.3 million as of the acquisition date. During 1995, IVAX issued 350,000 shares of its common stock valued at approximately $10.5 million as of the acquisition date in connection with the acquisition of a pharmaceutical distribution company in Poland, and approximately $4.9 million in cash in connection with three other acquisitions. See Note 4, Mergers and Acquisitions, in the Notes to Consolidated Financial Statements for further information concerning these acquisitions.

          In December 1997, IVAX's Board of Directors approved a share repurchase program authorizing IVAX to repurchase up to 5 million shares of IVAX common stock. Through March 20, 1998, IVAX repurchased 1,686,800 shares of common stock at a total cost, including commissions, of $14.5 million.

         IVAX has engaged a consultant to assist in evaluating its computer systems and facilities for any potential Year 2000 compliance issues. IVAX has determined that a portion of its operating systems and equipment require modification or replacement to ensure that they will be capable of recognizing and processing dates beyond December 31, 1999. IVAX believes, based on existing information, that its Year 2000 compliance issues can be mitigated, and it has developed a plan to implement the required system and equipment modifications and replacements. IVAX is also coordinating with its customers, suppliers and other persons with which it interacts electronically to coordinate its Year 2000 compliance program.

         IVAX anticipates that it will spend up to $15 million over the next two years in connection with its plans to implement the required system and equipment modifications and replacements. Amounts spent on modifying existing systems and equipment will be expensed as incurred, and the cost of any new software and equipment purchased will be capitalized. IVAX expects to complete the implementation of its system and equipment modifications or replacements by mid-1999. The expected costs of the Year 2000 compliance program and the date on which IVAX expects to complete the implementation of the plan are based on management's best estimates and involve certain assumptions, and actual results could differ materially from the estimates set forth herein. There can be no assurance that IVAX's Year 2000 compliance program will be successful. In addition, the implementation of new information systems and the modification or replacement of equipment involves risks that the systems and equipment will not perform as expected and that productivity may suffer until employees are properly trained. No assurance can be given that any such implementation will not adversely affect IVAX's operations.

         IVAX plans to spend substantial amounts of capital in 1998 to continue the research and development of pharmaceutical products. Although research and development expenditures are expected to be between $50 million and $60 million during 1998, actual expenditures will depend on, among other things, the outcome of clinical testing of products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions and liquidity. In addition, IVAX plans to spend between $50 million and $55 million in 1998 to improve and expand its pharmaceutical and other related facilities.

         IVAX's principal sources of short term liquidity are existing cash and cash generated from the disposition of certain non-strategic assets, including those currently classified as discontinued operations, which IVAX believes will be sufficient to meet its operating needs and anticipated capital expenditures over the short term. For the long term, IVAX intends to utilize principally internally generated funds, which are anticipated to be derived primarily from the sale of existing pharmaceutical products and pharmaceutical products currently under development. There can be no assurance that IVAX will successfully complete the development of products under development, that IVAX will be able to obtain regulatory approval for any such product, or that any approved product may be produced in commercial quantities, at reasonable costs, and be successfully marketed. In addition, the 6-1/2% Notes are scheduled to mature in November 2001. To the extent that capital requirements exceed available capital or that IVAX is required to refinance the 6-1/2% Notes, IVAX will need to seek alternative sources of financing to fund its operations. IVAX has no existing credit facility and no assurance can be given that alternative financing will be available, if at all, in a timely manner, on favorable terms. If IVAX is unable to obtain satisfactory alternative financing, IVAX may be required to delay or reduce its proposed expenditures, including expenditures for research and development, or sell additional assets in order to meet its future obligations.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         IVAX does not believe that it has material exposure to market rate risk. IVAX's only material debt obligation relates to the 6-1/2% Notes, which bear a fixed rate of interest. As noted above, IVAX may, however, require additional financing to fund future obligations and no assurance can be given that the terms of future sources of financing will not expose IVAX to material market rate risk. IVAX does from time to time manage exposures that arise in the normal course of business related to fluctuations in foreign currency rates by entering into foreign exchange contracts. IVAX enters into these contracts with counterparties that it believes to be creditworthy and does not enter into any leveraged derivative transactions. IVAX does not believe that it has material market rate risk associated with its foreign exchange forward contracts due to the short term nature of the contracts and the notional amounts outstanding. Information about IVAX's market sensitive instruments constitutes a "forward looking statement."

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF IVAX CORPORATION:

We have audited the accompanying consolidated balance sheets of IVAX Corporation and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IVAX Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Miami, Florida,
March 20, 1998.

                        IVAX CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      (In thousands, except per share data)

                                                                           DECEMBER 31,
                                                                 --------------------------------
                                                                      1997               1996
                                                                 -------------      -------------
                        ASSETS

Current assets:
    Cash and cash equivalents                                    $     199,235      $      80,806
    Accounts receivable, net of allowances for doubtful
       accounts of $19,226 ($20,061 in 1996)                           104,994            198,009
    Inventories                                                        145,716            204,194
    Net assets of discontinued operations                               37,820            398,329
    Other current assets                                                22,939            101,117
                                                                 -------------      -------------
       Total current assets                                            510,704            982,455

Property, plant and equipment, net                                     193,741            223,312
Intangible assets, net                                                  39,458             54,726
Other  assets                                                           46,833             73,155
                                                                 -------------      -------------
       Total assets                                              $     790,736      $   1,333,648
                                                                 =============      =============


          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Loans payable                                                $       4,025      $       5,027
    Current portion of long-term debt                                    7,858              5,595
    Accounts payable                                                    42,578             58,075
    Accrued income taxes payable                                         9,126             13,437
    Accrued expenses and other current liabilities                     170,379             86,065
                                                                 -------------      -------------
       Total current liabilities                                       233,966            168,199

Long-term debt, net of current portion                                  94,193            442,819

Other long-term liabilities                                             12,600             12,934

Minority interest                                                       14,938             14,568

Shareholders' equity:
    Common stock, $.10 par value, authorized 250,000 shares,
       issued and outstanding 121,518 shares (121,476 in 1996)          12,152             12,148
    Capital in excess of par value                                     515,234            515,070
    Retained (deficit) earnings                                        (72,294)           160,960
    Cumulative translation adjustment and other                        (20,053)             6,950
                                                                 -------------      -------------
       Total shareholders' equity                                      435,039            695,128
                                                                 -------------      -------------
       Total liabilities and shareholders' equity                $     790,736      $   1,333,648
                                                                 =============      =============

   THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL
                         PART OF THESE BALANCE SHEETS.

                        IVAX CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------------------
                                                                          1997             1996              1995
                                                                     -------------    -------------     -------------
NET REVENUES                                                         $     602,110    $     662,587     $     788,988
COST OF SALES                                                              487,806          500,618           476,235
                                                                     -------------    -------------     -------------
    Gross Profit                                                           114,304          161,969           312,753
                                                                     -------------    -------------     -------------
OPERATING EXPENSES:
    Selling                                                                100,220           98,770            70,964
    General and administrative                                             116,185          111,122            71,769
    Research and development                                                53,409           51,729            45,594
    Amortization of intangible assets                                        3,760            4,594             2,632
    Restructuring costs and asset write-downs                               38,088           69,073                 -
    Merger expenses                                                          2,343              557             3,392
                                                                     -------------    -------------     -------------
    Total operating expenses                                               314,005          335,845           194,351
                                                                     -------------    -------------     -------------
    Income (loss) from operations                                         (199,701)        (173,876)          118,402

OTHER INCOME (EXPENSE):
    Interest income                                                          5,738            1,126             1,453
    Interest expense                                                       (14,685)         (15,996)           (8,066)
    Other income, net                                                       53,366            6,623            17,533
                                                                     -------------    -------------     -------------
    Total other income (expense)                                            44,419           (8,247)           10,920
                                                                     -------------    -------------     -------------
    Income (loss) from continuing operations before income
       taxes and minority interest                                        (155,282)        (182,123)          129,322

PROVISION (BENEFIT) FOR INCOME TAXES                                        60,166          (52,488)           29,701
                                                                     -------------    -------------     -------------
    Income (loss) from continuing operations before minority
       interest                                                           (215,448)        (129,635)           99,621

MINORITY INTEREST                                                           (4,086)          (5,354)           (5,302)
                                                                     -------------    -------------     -------------
    Income (loss) from continuing operations                              (219,534)        (134,989)           94,319

DISCONTINUED OPERATIONS, NET OF TAXES                                       (8,701)         (23,690)           20,482
                                                                     -------------    -------------     -------------
    Income (loss) before extraordinary items and cumulative effect
       of a change in accounting principle                                (228,235)        (158,679)          114,801

EXTRAORDINARY ITEMS:
    Gains (losses) on extinguishment of debt, net of a tax provision
       (benefit) of $0 in 1997, $(1,382) in 1996 and $29 in 1995            (2,137)          (2,073)               34

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
    PRINCIPLE, net of a tax benefit of $1,295                               (2,882)               -                 -
                                                                     -------------    -------------     -------------
NET INCOME (LOSS)                                                    $    (233,254)   $    (160,752)    $     114,835
                                                                     =============    =============     =============

                                   (Continued)

       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.

                        IVAX CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)
                                  (Continued)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------------------
                                                                          1997             1996              1995
                                                                     -------------    -------------     -------------

BASIC EARNINGS (LOSS) PER COMMON SHARE:
    Continuing operations                                            $      (1.81)    $       (1.12)    $         .81
    Discontinued operations                                                  (.07)             (.19)              .18
    Extraordinary items                                                      (.02)             (.02)                -
    Cumulative effect of a change in accounting principle                    (.02)                -                 -
                                                                     ------------     -------------     -------------
    Net earnings (loss)                                              $      (1.92)    $       (1.33)    $         .99
                                                                     ============     =============     =============
DILUTED EARNINGS (LOSS) PER COMMON SHARE:
    Continuing operations                                            $      (1.81)    $       (1.12)    $         .79
    Discontinued operations                                                  (.07)             (.19)              .17
    Extraordinary items                                                      (.02)             (.02)                -
    Cumulative effect of a change in accounting principle                    (.02)                -                 -
                                                                     ------------     -------------     -------------
    Net earnings (loss)                                              $      (1.92)    $       (1.33)    $         .96
                                                                     ============     =============     =============
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING:
    Basic                                                                 121,496           120,949           116,065
                                                                     ============     =============     =============
    Diluted                                                               121,496           120,949           119,539
                                                                     ============     =============     =============


       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.

                        IVAX CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (In thousands)

                                                        COMMON STOCK                                CUMULATIVE
                                                   ---------------------  CAPITAL IN    RETAINED   TRANSLATION
                                                    NUMBER                 EXCESS OF    (DEFICIT)   ADJUSTMENT
                                                   OF SHARES     AMOUNT    PAR VALUE    EARNINGS    AND OTHER       TOTAL
                                                   ---------    --------  ----------   ----------  -----------   ----------
BALANCE, January 1, 1995                            114,046     $ 11,405   $ 417,734   $  216,156   $ (10,839)   $  634,456
   Issuances of common stock:
      Exercise of stock options and warrants          3,313          331      24,237            -           -        24,568
      Conversion of 9.00% Convertible
         Subordinated Debentures                        286           29       1,471            -           -         1,500
      Contribution to 401(k) plan                        31            3         778            -           -           781
      Acquisition accounted for under the
         pooling of interests method of accounting      350           35         (35)          68           -            68
   Effect of tax deductions received from
      the exercise of stock options                       -            -      17,418            -           -        17,418
   Unrealized net gain on available-for-sale
      equity securities                                   -            -           -            -       4,805         4,805
   Distribution to shareholders by pooled
      company                                             -            -           -          (66)          -           (66)
   Minimum pension liability adjustment                   -            -           -          471           -           471
   Sale of investment in affiliate which held
      interest in IVAX stock                              -            -           -            -         272           272
   Cash dividends paid                                    -            -           -       (9,347)          -        (9,347)
   Translation adjustment                                 -            -           -            -        (589)         (589)
   Net income                                             -            -           -      114,835           -       114,835
                                                   --------     --------   ---------   ----------   ---------    ----------
BALANCE, December 31, 1995                          118,026       11,803     461,603      322,117      (6,351)      789,172
   Issuances of common stock:
      Exercise of stock options                       1,881          188      31,651            -           -        31,839
      Contribution to 401(k) plan                        78            8       2,078            -           -         2,086
      Acquisition accounted for under the
         pooling of interests method of
         accounting                                   1,491          149         (46)       5,652           -         5,755
   Effect of tax deductions received from
      the exercise of stock options                       -            -      19,784            -           -        19,784
   Unrealized net gain on available-for-sale
      equity securities                                   -            -           -            -         461           461
   Cash dividends paid                                    -            -           -       (6,057)          -        (6,057)
   Translation adjustment                                 -            -           -            -      12,840        12,840
   Net loss                                               -            -           -     (160,752)          -      (160,752)
                                                   --------     --------   ---------   ----------   ---------    ----------
BALANCE, December 31, 1996                          121,476       12,148     515,070      160,960       6,950       695,128
   Issuances of common stock:
      Exercise of stock options                          42            4         148            -           -           152
   Effect of tax deductions received from
      the exercise of stock options                       -            -          16            -           -            16
   Unrealized net loss on available-for-sale
      equity securities                                   -            -           -            -      (6,230)       (6,230)
   Translation adjustment                                 -            -           -            -     (20,773)      (20,773)
   Net loss                                               -            -           -     (233,254)          -      (233,254)
                                                   --------     --------   ---------   ----------   ---------    ----------
BALANCE, December 31, 1997                          121,518     $ 12,152   $ 515,234   $  (72,294)  $ (20,053)   $  435,039
                                                   ========     ========   =========   ==========   =========    ==========

       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.

                        IVAX CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------------------
                                                                          1997             1996              1995
                                                                     -------------    -------------     -------------
Cash flows from operating activities:
   Net income (loss)                                                 $    (233,254)   $    (160,752)    $     114,835
   Adjustments to reconcile net income (loss) to net cash
     provided by (used for) operating activities:
     Restructuring costs and asset write-downs                              38,088           69,073                 -
     Depreciation and amortization                                          38,462           32,371            21,587
     Deferred tax provision (benefit)                                       50,194          (50,243)           (4,175)
     Provision for allowances for doubtful accounts                          8,973           30,737             4,579
     Minority interest                                                       4,086            5,354             5,302
     Gain on sale of product rights                                        (43,224)               -                 -
     Losses (gains) on disposal of assets, net                               2,861           (3,969)          (12,095)
     Losses (gains) on extinguishment of debt                                2,137            1,640               (63)
     Cumulative effect of a change in accounting principle                   4,177                -                 -
     Loss (income) from discontinued operations                              8,701           23,690           (20,482)
     Changes in assets and liabilities:
       Decrease (increase) in accounts receivable                           75,783           80,184          (133,965)
       Decrease (increase) in inventories                                   50,294          (28,947)          (16,640)
       Decrease (increase) in other current assets                          51,583          (21,918)            3,849
       Increase in other assets                                             (5,603)          (4,230)           (6,179)
       Increase (decrease) in accounts payable, accrued expenses
         and other current liabilities                                      21,954           (1,579)           37,973
       (Decrease) increase in other long-term liabilities                     (292)           2,864             1,326
     Other, net                                                               (998)          (1,753)                6
     Net cash provided by operating activities of discontinued
       operations                                                           16,876           14,277            20,531
                                                                     -------------    -------------     -------------
       Net cash provided by (used for) operating activities                 90,798          (13,201)           16,389
                                                                     -------------    -------------     -------------
Cash flows from investing activities:
   Proceeds from divestitures                                              361,105                -                 -
   Proceeds from sale of product rights                                     75,000                -                 -
   Capital expenditures                                                    (45,741)         (49,982)          (71,761)
   Proceeds from sale of assets                                              8,752            9,470            17,077
   Acquisitions of patents, trademarks, licenses and other
     intangibles                                                            (1,710)          (1,848)             (921)
   Acquisitions of businesses and facilities, net of cash acquired         (10,500)         (12,006)           (4,740)
   Other, net                                                                    5                -              (196)
   Net investing activities of discontinued operations                     (14,186)         (32,579)          (36,777)
                                                                     -------------    -------------     -------------
       Net cash provided by (used for) investing activities                372,725          (86,945)          (97,318)
                                                                     -------------    -------------     -------------
Cash flows from financing activities:
   Borrowings on long-term debt and loans payable                           47,989          600,371           111,145
   Payments on long-term debt and loans payable                           (392,914)        (373,293)          (63,808)
   Issuance of common stock                                                    152           31,839            24,568
   Cash dividends paid                                                           -           (6,057)           (9,347)
   Distributions to shareholders by pooled companies                             -                -               (66)
   Net financing activities of discontinued operations                         (92)         (87,473)           (3,992)
                                                                     -------------    -------------     -------------
       Net cash (used for) provided by financing activities               (344,865)         165,387            58,500
                                                                     -------------    -------------     -------------
Effect of exchange rate changes on cash                                       (229)             845               104
                                                                     -------------    -------------     -------------
Net increase (decrease) in cash and cash equivalents                       118,429           66,086           (22,325)
Cash and cash equivalents at the beginning of the year                      80,806           14,720            37,045
                                                                     -------------    -------------     -------------
Cash and cash equivalents at the end of the year                     $     199,235    $      80,806     $      14,720
                                                                     =============    =============     =============

                                   (Continued)

       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.

                        IVAX CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                   (Continued)

                                                                               YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                       1997              1996             1995
                                                                  --------------    -------------    --------------
Supplemental disclosures:

   Interest paid                                                  $       21,313    $      21,172    $       13,001
                                                                  ==============    =============    ==============
   Income tax (refunds) payments                                  $      (42,683)   $      12,870    $       11,459
                                                                  ==============    =============    ==============

Supplemental schedule of non-cash investing and financing activities:

       Information with respect to IVAX's 1996 and 1995 acquisitions which were accounted for under the purchase method of accounting are summarized as follows:

                                                                       1996             1995
                                                                  -------------    --------------
Fair value of assets acquired                                     $           -    $          718
Liabilities assumed                                                           -               181
                                                                  -------------    --------------
                                                                              -               537
Reduction of minority interest                                           (5,219)             (813)
                                                                  -------------    --------------
                                                                          5,219             1,350
                                                                  =============    ==============
Purchase price:
     Cash (including related acquisition costs)                          12,362             4,935
                                                                  -------------    --------------
Cost in excess of net assets of acquired companies                $       7,143    $        3,585
                                                                  =============    ==============

       During the year ended December 31, 1995, 286 shares of IVAX common stock were issued upon the conversion of $1,500 in debentures.

       During the years ended December 31, 1996 and 1995, contributions to the 401(k) retirement plan resulted in the issuance of 78 and 31 shares of IVAX common stock totaling $2,086 and $781, respectively.

       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.

                        IVAX CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Financial amounts in thousands, except share data)

(1) ORGANIZATION:

         IVAX Corporation is a holding company with subsidiaries engaged primarily in the research, development, manufacture and marketing of generic and branded pharmaceuticals. These products are sold primarily to customers within the United States and the United Kingdom. All references to "IVAX" mean IVAX Corporation and its subsidiaries unless otherwise required by the context.

         During 1997, IVAX's Board of Directors approved a plan to dispose of IVAX's intravenous products, specialty chemicals and personal care products businesses. Accordingly, the consolidated financial statements have been restated to reflect the intravenous products, specialty chemicals and personal care products businesses as discontinued operations (See Note 7, Discontinued Operations). Effective May 30, 1997, IVAX sold McGaw, Inc. ("McGaw"), its intravenous products business. During the third quarter of 1997, IVAX completed the sale of a significant portion of the assets of its specialty chemicals business in three separate transactions (See Note 5, Divestitures).

         IVAX's future revenues and profitability are largely dependent upon its ability to continue to develop, obtain approval for, efficiently manufacture and market pharmaceutical products. Revenues and profits derived from generic pharmaceuticals, which presently constitute IVAX's principal business, can be significantly affected by a variety of factors, including, among other things, the timing of new generic drug approvals received by IVAX, the number and timing of generic drug approvals for competing products, the timing of IVAX's initial shipments of newly approved generic drugs, strategies adopted by brand name companies to maintain market share, and IVAX's cost of manufacturing. Certain raw materials and components used in the manufacture of IVAX's products are available from limited sources, and in some cases, a single source. In addition, because raw material sources for pharmaceutical products must generally be approved by regulatory authorities, changes in raw material suppliers could result in delays in production, higher raw material costs and loss of sales and customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Overview" for additional discussion of IVAX's business.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of IVAX Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in affiliates representing 20% to 50% ownership interests are recorded under the equity method of accounting. Investments in affiliates representing less than 20% ownership interests are recorded at cost. The minority interest held by third parties in a majority owned subsidiary is separately stated. Certain amounts presented in the accompanying consolidated financial statements for prior periods have been reclassified to conform to the current period's presentation and as required with respect to discontinued operations (See Note 7, Discontinued Operations).

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

IVAX's actual results in subsequent periods may differ from the estimates and assumptions used in the preparation of the accompanying consolidated financial statements.

         CASH AND CASH EQUIVALENTS - IVAX considers all investments with a maturity of three months or less as of the date of purchase to be cash equivalents.

         INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out) or market. Components of inventory cost include materials, labor and manufacturing overhead. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life and current market conditions. Reserves are provided as appropriate. Inventories consist of the following:

                                              DECEMBER 31,
                                    ---------------------------------
                                        1997                1996
                                    -------------      --------------

          Raw materials             $      49,227      $       70,375
          Work-in-process                  25,386              23,703
          Finished goods                   71,103             110,116
                                    -------------      --------------
                                    $     145,716      $      204,194
                                    =============      ==============

         PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are carried at cost less accumulated depreciation and amortization and consist of the following:

                                                         DECEMBER 31,
                                               ---------------------------------
                                                   1997                1996
                                               -------------      --------------

         Land                                  $      10,932      $        8,228
         Buildings and improvements                  116,978             142,358
         Machinery and equipment                     152,396             131,559
         Furniture and computer equipment             55,881              45,893
                                               -------------      --------------
                                                     336,187             328,038
         Less: Accumulated depreciation and
               amortization                          142,446             104,726
                                               -------------      --------------
                                               $     193,741      $      223,312
                                               =============      ==============

         Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements (10-50 years), machinery and equipment (3-15 years) and furniture and computer equipment (2-10 years). Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or their estimated useful lives. Costs of major additions and improvements are capitalized and expenditures for maintenance and repairs which do not extend the life of the assets are expensed. Upon sale or disposition of property, plant and equipment, the cost and related accumulated depreciation or amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to operations.

         INTANGIBLE ASSETS - Intangible assets are carried at cost less accumulated amortization and consist of the following:

                                                        DECEMBER 31,
                                               ---------------------------------
                                                   1997                1996
                                               -------------      --------------

         Cost in excess of net assets of
           acquired companies                  $      15,343      $       26,160
         Patents, trademarks, licenses and
           other intangibles                          41,226              42,767
                                               -------------      --------------
                                                      56,569              68,927
         Less: Accumulated amortization               17,111              14,201
                                               -------------      --------------
                                               $      39,458      $       54,726
                                               =============      ==============

         Cost in excess of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Patents, trademarks, licenses and other intangibles are amortized using the straight-line method over their respective estimated lives (ranging from 3-25 years).

         Following any acquisition, IVAX continually evaluates whether later events and circumstances have occurred that indicate that the remaining estimated useful life of intangible assets may require revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that an asset acquired in a purchase business combination and related goodwill may be impaired, IVAX uses various methods to estimate the asset's future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset. Any impairment amount is charged to operations (See Note 3, Restructuring Costs and Asset Write-Downs).

         LONG-LIVED ASSETS - On January 1, 1996, IVAX adopted Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Adoption did not have a material effect on the consolidated financial statements (See Note 3, Restructuring Costs and Asset Write-Downs).

         MINORITY INTEREST - At December 31, 1997, IVAX owned 74% of the capital stock of Galena a.s., a pharmaceutical company based in the Czech Republic ("Galena") (See Note 4, Mergers and Acquisitions). The accompanying consolidated financial statements of IVAX reflect the full consolidation of the accounts of Galena. Minority interest represents the minority shareholders' proportional share of the equity in the income and net assets of Galena.

         FOREIGN CURRENCIES - IVAX's operations include subsidiaries which are located outside of the United States. Assets and liabilities as stated in the local reporting currency are translated at the rate of exchange prevailing at the balance sheet date. The gains or losses that result from this process are shown in the "Cumulative translation adjustment and other" caption in the shareholders' equity section of the accompanying consolidated balance sheets. Statement of operations amounts are translated at the average rates for the period.

         FINANCIAL INSTRUMENTS - The carrying amounts of cash and cash equivalents, accounts receivable, loans payable, accounts payable and accrued income taxes payable approximate fair value due to the short maturity of the instruments and reserves for potential losses, as applicable. The disclosed fair value of other assets and long-term debt is estimated using quoted market prices, whenever available, or an appropriate valuation method (See Note 8, Investments In and Advances to Unconsolidated Affiliates, and Note 9, Debt).

         IVAX does not speculate in the foreign exchange market. IVAX may, however, from time to time manage exposures that arise in the normal course of business related to fluctuations in foreign currency rates by entering into foreign exchange forward contracts. IVAX enters into these contracts with counterparties that it believes to be creditworthy and does not enter into any leveraged derivative transactions. Gains and losses on these contracts are included in the consolidated statements of operations as they arise. Costs associated with entering into these contracts are amortized over the contracts' lives, which typically are less than one year. IVAX held foreign exchange forward contracts with notional principal amounts of $2,870 at December 31, 1997, which mature January 1998 through May 1998, and $4,908 at December 31, 1996, which matured in January 1997.

         In addition, IVAX has intercompany balances that are denominated in foreign currencies. A portion of these balances are hedged using foreign exchange forward contracts, and gains and losses on these contracts are included in the consolidated statements of operations as they arise. IVAX Corporation, the parent company, itself did not hold foreign exchange forward contracts at December 31, 1997. IVAX Corporation held purchased foreign exchange forward contracts with a notional principal amount of $3,018 at December 31, 1996.

         REVENUE RECOGNITION - Revenues and the related cost of sales are recognized at the time product is shipped. Net revenues are comprised of gross revenues less provisions for expected customer returns, inventory credits, discounts, promotional allowances, volume rebates, chargebacks and other allowances. These sales provisions totaled $220,810, $287,540 and $156,522 in the years ended December 31, 1997, 1996 and 1995, respectively. The reserve balances included in "Accounts receivable, net of allowances for doubtful accounts and "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets are $53,702 and $54,257, respectively, at December 31,1997, and $100,898 and $8,936, respectively, at December 31, 1996.

         The custom in the pharmaceutical industry is generally to grant customers the right to return purchased goods. In the generic pharmaceutical industry, this custom has resulted in a practice of suppliers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the price of the supplier's generic pharmaceutical products. The determination to grant a credit to a customer following a price decrease is generally at the discretion of IVAX, and generally not pursuant to contractual arrangements with customers.

         Reserves for estimated returns and inventory credits are established by IVAX concurrently with the recognition of revenue. The amount of reserves are established in accordance with generally accepted accounting principles based upon consideration of a variety of factors, including actual return and inventory credit experience for products during the past several years by product type, the number and timing of regulatory approvals for the product by competitors of IVAX, both historical and projected, the market for the product, estimated customer inventory levels by product and projected economic conditions. Actual product returns and inventory credits incurred are, however, dependent upon future events, including price competition and the level of customer inventories at the time of any price declines. IVAX continually monitors the factors that influence the pricing of its products and customer inventory levels and makes adjustments to these reserves when management believes that actual product returns and inventory credits may differ from established reserves.

         Royalty and licensing fee income are recognized when obligations associated with earning the royalty or licensing fee have been satisfied and are included in "Net revenues" in the accompanying consolidated statements of operations.

         RESEARCH AND DEVELOPMENT COSTS - IVAX-sponsored research and development costs related to future products are expensed currently.

         INCOME TAXES - The provision (benefit) for income taxes is based on the consolidated United States entities' and individual foreign companies' estimated tax rates for the applicable year. IVAX utilizes the asset and liability method, and deferred taxes are determined based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period.

         STOCK-BASED COMPENSATION PLANS - In 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. SFAS No. 123 allows either adoption of a fair value method of accounting for stock-based compensation plans or continuation of accounting under Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations with supplemental disclosures. IVAX has chosen to account for all stock-based compensation arrangements under which employees receive shares of IVAX common stock under APB Opinion No. 25 with related disclosures under SFAS No. 123. Pro forma net earnings (loss) per common share amounts, as if the fair value method had been adopted, are presented in Note 12, Shareholders' Equity. The adoption of SFAS No. 123 did not have a material impact on IVAX's results of operations, financial position or cash flows.

         EARNINGS (LOSS) PER COMMON SHARE - During 1997, IVAX adopted SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 establishes standards for computing and presenting basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. In the computation of diluted earnings (loss) per share, the weighted average number of common shares outstanding is adjusted for the effect of all dilutive potential common stock. In computing diluted earnings (loss) per share, IVAX has utilized the treasury stock method. All prior periods earnings (loss) per share data have been restated to conform with SFAS No. 128.

         For the years ended December 31, 1996 and 1997, there was no difference between basic and diluted loss per common share. A reconciliation of the numerator and the denominator of the basic and diluted earnings per share computation for income from continuing operations is as follows for the year ended December 31, 1995:

                                                              YEAR ENDED DECEMBER 31, 1995
                                                    -------------------------------------------------
                                                        INCOME           SHARES           PER-SHARE
                                                      (NUMERATOR)     (DENOMINATOR)        AMOUNT
                                                    --------------   ---------------   --------------
         Basic EPS:
         Income from continuing operations          $       94,319           116,065   $         0.81
                                                                                       ==============
         Effect of Dilutive Securities:
         9.0% Convertible Subordinated Debentures               62               286
         Stock options                                           -             3,188
                                                    --------------   ---------------
         Diluted EPS:
         Income from continuing operations
              plus assumed conversions              $       94,381           119,539   $         0.79
                                                    ==============   ===============   ==============

         CHANGE IN ACCOUNTING PRINCIPLE - On November 20, 1997, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus in EITF Abstract No. 97-3 that the costs of business process reengineering activities are to be expensed as incurred. This consensus applies to business process reengineering activities that are part of an information technology project. Beginning in 1995, IVAX's wholly-owned subsidiary, Norton Healthcare Limited ("Norton Healthcare"), initiated an enterprise Business Excellence program that combines design and installation of business processes and software packages to achieve global best practices. Under the Business Excellence initiatives, Norton Healthcare had capitalized certain external costs associated with business process reengineering activities as part of the software asset. EITF Abstract No. 97-3 prescribes that previously capitalized business process reengineering costs should be expensed and reported as a cumulative effect of a change in accounting principle. Accordingly, for the fourth quarter of 1997, IVAX reported a charge of $2,882 (net of a tax benefit of $1,295), or $.02 per share, for the write-off of business process reengineering costs previously capitalized. Such costs are being expensed as incurred prospectively.

         RECENTLY ISSUED ACCOUNTING STANDARDS - IVAX is required to adopt SFAS No. 130, REPORTING COMPREHENSIVE INCOME, in the first quarter of 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. The objective of SFAS No. 130 is to report comprehensive income, a measure of all changes in equity of an enterprise that result from transactions and other economic events in a period, other than transactions with owners. Management believes that the adoption of SFAS No. 130 will not have a material impact on IVAX's consolidated financial statements and IVAX has elected to disclose comprehensive income in the consolidated statement of shareholders' equity upon adoption.

         SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, establishes standards for the way that public business enterprises report information about operating segments and for related disclosures about products and services, geographic areas and major customers. IVAX will implement the disclosure provisions of SFAS No. 131 effective December 31, 1998.

(3) RESTRUCTURING COSTS AND ASSET WRITE-DOWNS:

         During 1996, IVAX instituted a restructuring program aimed at reducing costs and enhancing operating efficiency in IVAX's United States generic pharmaceutical operations by consolidating facilities and reducing the workforce. As a result, during the third quarter of 1996, IVAX recorded a pre-tax charge of $13,974 associated with the United States generic pharmaceutical operations comprised of $2,324 for severance and other employee termination benefits; $3,000 for plant closure and related costs; and $8,650 to reduce the carrying value of facilities to be closed and held for sale to their estimated fair market value. In the fourth quarter of 1996, the charge related to reducing the carrying value of certain assets to their estimated fair market value was adjusted by $800 as it was expected that certain assets would be transferred to IVAX's Kirkland, Canada facility, acquired in January 1997, for use in operations. The employee termination benefits during 1996 primarily represent severance pay and other benefits associated with the elimination of approximately 358 employee positions in the manufacturing, sales and marketing and research and development areas of IVAX's United States generic pharmaceutical operations.

         During 1997, IVAX continued its ongoing efforts to reduce costs and enhance operating efficiency by initiating further restructuring programs primarily at its corporate headquarters and United States generic pharmaceutical operations. As a result, during 1997, IVAX recorded a pre-tax charge of $14,274 comprised of $5,094 for severance and other employee termination benefits and $9,180 for certain costs associated primarily with further manufacturing facility closures and additional costs associated with facilities held for sale in connection with the 1996 restructuring programs. The employee termination benefits during 1997 primarily represent severance pay and other benefits associated with the elimination of approximately 275 employee positions at IVAX's corporate headquarters and throughout all functions of IVAX's United States generic pharmaceutical operations.

         Pursuant to the restructuring programs, IVAX closed its Shreveport, Louisiana pharmaceutical manufacturing facility in the fourth quarter of 1996; consolidated its United States pharmaceutical distribution facilities into a single leased distribution center in Kenton County, Kentucky in 1997; closed its Ft. Lauderdale, Florida office, packaging and warehouse facility in the first quarter of 1998; closed its Syosset, New York pharmaceutical manufacturing facility in the first quarter of 1998; is pursuing the sale of its Kirkland, Canada pharmaceutical manufacturing facility; expects to close one of its London, England manufacturing facilities in 1998; and may sell its Falkenhagen, Germany facility and one of its Miami, Florida manufacturing facilities before the end of 1998. The closed facilities are held for sale. Production from these facilities has been or will be transferred to other IVAX manufacturing facilities.

         During 1996, IVAX management reevaluated the carrying value of certain long-lived assets and goodwill related to those assets held and used in IVAX's United States generic pharmaceutical operations. This reevaluation was required by management's determination that, based on results of operations during that period and conditions and trends within the generic pharmaceutical industry, the expected future cash flows to be derived from the assets and related goodwill would be substantially lower than previously expected. As a result, management reduced the carrying value of goodwill related to the United States generic pharmaceutical operations by recording a pre-tax charge of $55,899. See Note 7, Discontinued Operations, for a discussion of asset write-downs of the specialty chemicals business.

         During 1997, management again reevaluated the carrying value of certain long-lived assets, primarily in conjunction with the initiatives noted above to further consolidate facilities of IVAX's United States generic pharmaceutical operations in a continuing effort to improve its efficiency. As a result of these initiatives, management reduced the carrying value of certain assets to their estimated fair market value by recording a pre-tax charge of $23,814.

         These restructuring costs and asset write-downs were recorded in accordance with EITF Abstract No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AND ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING), and SFAS No. 121, respectively, and are shown as "Restructuring costs and asset write-downs" in the accompanying consolidated statements of operations. Management determined the amount of the write-downs by estimating the fair market value of the impaired assets using various valuation techniques, including discounted cash flow analysis, independent appraisals and third party offers.

         The components of the restructuring costs and asset write-downs, spending and other activity, as well as the remaining reserve balances at December 31, 1997 and 1996, which are included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets, are as follows:

                                                                  EMPLOYEE
                                                  ASSET          TERMINATION         PLANT
                                               WRITE-DOWNS        BENEFITS          CLOSURES           TOTAL
                                              -------------    --------------    -------------    --------------
1996 restructuring costs and asset
   write-downs                                $      63,749    $        2,324    $       3,000    $       69,073
Cash payments during 1996                                 -              (370)            (346)             (716)
Non-cash activity                                   (63,749)                -                -           (63,749)
                                              -------------    --------------    -------------    --------------
   Balance at December 31, 1996                           -             1,954            2,654             4,608
1997 restructuring costs and asset
   write-downs                                       23,814             5,094            9,180            38,088
Cash payments during 1997                                 -            (2,400)          (1,360)           (3,760)
Non-cash activity                                   (23,814)             (101)          (1,107)          (25,022)
                                              -------------    --------------    -------------    --------------
   Balance at December 31, 1997               $           -    $        4,547    $       9,367    $       13,914
                                              =============    ==============    =============    ==============

(4) MERGERS AND ACQUISITIONS:

         On March 1, 1996, IVAX acquired Elvetium S.A. (Argentina), Alet Laboratorios S.A.E.C.I. y E. and Elvetium S.A. (Uruguay), three affiliated companies engaged in the manufacture and marketing of pharmaceuticals in Argentina and Uruguay, in exchange for 1,490,909 shares of IVAX common stock. Although the acquisition was accounted for using the pooling of interests method of accounting, the acquisition was recorded as of January 1, 1996, and the accompanying consolidated financial statements have not been restated to give retroactive effect to the acquisition due to the immateriality of the related amounts.

         On September 30, 1995, IVAX acquired Pharmatop Limited, a company engaged exclusively in the distribution and marketing in Poland of products of Norton Healthcare in consideration for 350,000 shares of IVAX common stock. Although the acquisition was accounted for using the pooling of interests method of accounting, the accompanying consolidated financial statements have not been restated to give retroactive effect to the acquisition due to the immateriality of the related amounts.

         On July 17, 1995, IVAX paid approximately $2,783 in cash to acquire ImmunoVision, Inc. ("ImmunoVision"), a company engaged in the manufacture and sale of certain diagnostic products. The acquisition was accounted for using the purchase method of accounting. The historical operations of ImmunoVision, when compared to the historical operations of IVAX, were not significant.

         In 1995, IVAX increased its ownership interest in Galena from 60% to 62%. In 1996, IVAX increased its ownership interest to 74% with additional open market purchases totaling $12,362.

(5) DIVESTITURES:

         Effective May 30, 1997, IVAX sold McGaw to B. Braun of America, Inc. ("B. Braun"), a subsidiary of B. Braun Melsungen AG, for $320,000 in cash (subject to certain post-closing adjustments), additional payments of up to $80,000 contingent upon the combined operating results of McGaw and B. Braun's principal United States operating subsidiary and certain royalties based on sales of the Duplex/Trademark/ drug delivery system. The Duplex/Trademark/ system, presently in development by McGaw, is a multi-compartment intravenous drug delivery system devised for drugs that have limited stability after mixing.

         During the third quarter of 1997, IVAX completed the sale of a significant portion of the assets of its specialty chemicals business in three separate transactions in which IVAX received an aggregate of $41,105 in cash. During February 1998, IVAX sold its vacuum pumps fluids business, the only remaining segment of IVAX's specialty chemicals business, for $3,885 in cash (subject to certain post-closing adjustments). IVAX retained certain real estate assets of the specialty chemicals business which are held for sale.

         The gain on sale and results of operations of both the intravenous products and specialty chemicals businesses were classified as part of discontinued operations for all periods presented (See Note 7, Discontinued Operations).

(6) SALE OF PRODUCT RIGHTS:

         On September 18, 1997, IVAX sold the rights to its proprietary drug Elmiron/Registered trademark/ and three additional urology products in the United States and Canada to ALZA Corporation ("ALZA"). IVAX retained the rights to these products outside of the United States and Canada. IVAX received $75 million in up-front payments and may receive additional fees based on the achievement of specified sales levels of Elmiron/Registered trademark/ during the next five years. IVAX will receive payments from ALZA based on sales of the products. Included in "Other income, net" in the accompanying consolidated statements of operations is a $43,224 pre- and after-tax gain on the transaction. The gain is net of $15,000 in reserves provided for a related research and development cost sharing arrangement included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets, the write-off of $11,774 in certain assets of the domestic proprietary pharmaceutical operations, $3,000 in payments due to a third party associated with an existing licensing agreement, and $2,002 primarily in severance and other employee termination benefits associated with workforce reductions in IVAX's domestic proprietary pharmaceutical operations.

(7) DISCONTINUED OPERATIONS:

         During 1997, IVAX's Board of Directors determined to divest its intravenous products, personal care products and specialty chemicals businesses. As a result, IVAX classified these businesses as discontinued operations and has included their results of operations in "Discontinued operations, net of taxes" in the accompanying consolidated statements of operations. Results of these operations were as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------
                                                         1997              1996             1995
                                                    --------------    -------------    --------------
INTRAVENOUS PRODUCTS (THROUGH MAY 30, 1997)
    Net revenues (1)                                $      140,634    $     343,028    $      339,978
                                                    ==============    =============    ==============
    Income from operations before taxes (2)         $        3,770    $      13,759    $       17,161
    Income tax benefit                                        (427)          (6,771)           (2,564)
                                                    --------------    -------------    --------------
         Income from operations                     $        4,197    $      20,530    $       19,725
                                                    --------------    -------------    --------------
PERSONAL CARE PRODUCTS
    Net revenues (1)                                $       73,870    $      80,000    $       65,368
                                                    ==============    =============    ==============
    Income (loss) from operations before taxes (2)  $      (18,254)   $       6,089    $        3,885
    Income tax provision                                     3,283            1,686             1,652
                                                    --------------    -------------    --------------
         Income (loss) from operations              $      (21,537)   $       4,403    $        2,233
                                                    --------------    -------------    --------------
SPECIALTY CHEMICALS
    Net revenues (1)                                $       41,562    $      67,857    $       66,886
                                                    ==============    =============    ==============
    Loss from operations before taxes (2)           $       (1,749)   $     (53,274)   $       (1,927)
    Income tax provision (benefit)                           2,235           (4,651)             (451)
                                                    --------------    -------------    --------------
         Loss from operations                       $       (3,984)   $     (48,623)   $       (1,476)
                                                    --------------    -------------    --------------
         Sub-total income (loss) from operations    $      (21,324)   $     (23,690)   $       20,482
                                                    --------------    -------------    --------------
DIVESTITURES (SEE NOTE 5)
    Pre-tax gain on divestitures                    $       44,715    $           -    $            -
    Income tax provision                                    32,092                -                 -
                                                    --------------    -------------    --------------
    Net gain on divestitures                        $       12,623    $           -    $            -
                                                    --------------    -------------    --------------
Total income (loss) from discontinued operations    $       (8,701)   $     (23,690)   $       20,482
                                                    ==============    =============    ==============

(1) Net revenues include intersegment sales of $569, $2,165 and $1,454 for 1997, 1996 and 1995, respectively.

(2) Includes an allocation of interest expense based on the ratio of net assets of each of the discontinued businesses to IVAX's consolidated total capital. The above operating results include interest expense allocations of $5,799, $6,556 and $3,250 for 1997, 1996 and 1995, respectively.

         The net assets of IVAX's remaining discontinued operations (excluding intercompany balances) at December 31, 1997, as presented in the accompanying consolidated balance sheets, are as follows:

                                               PERSONAL CARE       SPECIALTY
                                                 PRODUCTS          CHEMICALS
                                                 BUSINESS          BUSINESS            TOTAL
                                             ----------------    -------------    --------------
Current assets                               $         24,419    $       1,919    $       26,338
Property, plant and equipment, net                      5,572              926             6,498
Other assets                                           19,676            3,717            23,393
                                             ----------------    -------------    --------------
    Total assets                                       49,667            6,562            56,229
                                             ----------------    -------------    --------------

Current liabilities                                    13,599            3,958            17,557
Other liabilities                                           -              852               852
                                             ----------------    -------------    --------------
    Total liabilities                                  13,599            4,810            18,409
                                             ----------------    -------------    --------------
    Net assets of discontinued operations    $         36,068    $       1,752    $       37,820
                                             ================    =============    ==============

         During 1996, IVAX management reevaluated the carrying value of certain long-lived assets and goodwill related to those assets to be held and used in IVAX's specialty chemicals business. This reevaluation was necessitated by management's determination that, based on recent results of operations during that period and conditions and trends of that business, the expected future cash flows to be derived from the assets and related goodwill would be substantially lower than had previously been expected. As a result, management reduced the carrying value of certain long-lived assets and goodwill of the specialty chemicals business by recording pre-tax charges of $9,753 and $38,689, respectively. Management determined the amount of the charges based on various valuation techniques, including discounted cash flow analysis and net realizable value for assets to be held and used. The asset write-downs related to the specialty chemicals business have been included in "Discontinued operations, net of taxes" in the accompanying consolidated statements of operations.

(8) INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES:

         In November 1995, IVAX sold its investment in 1,000,000 shares of North American Vaccine, Inc. ("NAVA") Series A Convertible Preferred Stock at fair value to a limited partnership beneficially owned by IVAX's chairman and chief executive officer for $16,250 in cash. IVAX considered a variety of factors in determining the fair value of the preferred shares, including, among other things, the market price of the common stock and an opinion from an independent valuation firm. The investment had been recorded at $3,415, the historical cost of the preferred shares, less $272 which represented IVAX's interest in shares of IVAX common stock held by NAVA. The pre-tax gain of $12,835 resulting from the sale of the preferred shares is included in "Other income, net" in the accompanying consolidated statement of operations for the year ended December 31, 1995.

         In March 1995, IVAX and Knoll AG ("Knoll"), a wholly-owned subsidiary of BASF Aktiengesellschaft, established a joint venture for the marketing of generic pharmaceutical products in Europe. In December 1996, IVAX sold its share of the joint venture to Knoll and terminated the joint venture agreement. The results of the joint venture, IVAX's equity in its earnings, and the sale of IVAX's interest were not significant to IVAX.

         IVAX has ownership interests of 50% in various other unconsolidated affiliates. Undistributed earnings of these affiliates, as well as IVAX's equity in their earnings, were not significant in any of the periods presented in the accompanying consolidated financial statements.

         At December 31, 1997 and 1996, IVAX held marketable equity securities which it classified as available for sale. Based on quoted market prices, the securities are stated at fair value of $3,405 and $12,094, respectively, and are included in "Other assets" in the accompanying consolidated balance sheets. At December 31, 1997 and 1996, net unrealized gains (losses) of $(963) and $5,267, respectively, are included in "Cumulative translation adjustment and other" in the accompanying consolidated balance sheets.

(9) DEBT:

Long-term debt consists of the following:

                                                                                   DECEMBER 31,
                                                                         ---------------------------------
                                                                              1997               1996
                                                                         -------------      --------------
Borrowings under revolving line of credit due November 14, 1999 at LIBOR plus 2% (7.51% - 8.19% at December 31, 1996).
   Paid in full in 1997.                                                 $           -      $      337,150
6 1/2% Convertible Subordinated Notes due 2001. Interest payable semi-annually. Convertible at the option of the holders into
   2,866,929 shares of common stock at a conversion rate of $31.75
   per share.                                                                   91,025              91,025
Industrial revenue bonds due 2008. Collateralized by mortgages on real property and equipment and a standby letter of credit. Interest payable semi-annually at adjustable rates (4.35% at December 31,
   1997). Paid in full in the first quarter of 1998.                             6,700               6,700
Industrial revenue bonds due 2006. Interest at adjustable rates
   (3.85% at December 31, 1996). Paid in full in 1997.                               -               3,680
Mortgage loans, payable at adjustable rates (6.25% - 9.0%
   at December 31, 1996 ). Paid in full in 1997.                                     -               3,978
International subsidiaries' debt                                                 3,862               4,858
Other                                                                              464               1,023
                                                                         -------------      --------------
                                                                               102,051             448,414
Current portion of long-term debt                                                7,858               5,595
                                                                         -------------      --------------
                                                                         $      94,193      $      442,819
                                                                         =============      ==============

         On May 14, 1996, IVAX entered into a revolving line of credit agreement with a bank syndicate which permitted borrowings of up to $425,000. On November 14, 1996, IVAX entered into an amendment to the May 14, 1996 line of credit agreement which, among other things, reduced permitted borrowings to $375,000 and shortened the maturity of the line of credit from May 2001 to November 1999. Proceeds from the credit facility were used to refinance previously existing credit facilities and for working capital and general corporate purposes.

         On June 17, 1996, IVAX made an investment in and advances to McGaw in the aggregate amount of $91,150 using proceeds from the credit facility. McGaw used the proceeds to redeem the remaining outstanding face value of its 10-3/8% Senior Notes due April 1, 1999 at a purchase price of approximately 102% of their outstanding principal of $87,420, plus accrued interest. The redemption resulted in a pre-tax extraordinary loss of $3,455.

         During 1997, IVAX utilized a portion of the proceeds from the sale of its intravenous products business (See Note 5, Divestitures) to pay the $270,147 outstanding balance of its revolving credit facility. The facility was terminated in conjunction with this payment, resulting in IVAX recording an extraordinary loss of $2,137 primarily related to the write-off of deferred financing costs.

         Certain of IVAX's international subsidiaries maintain relationships with foreign banks providing uncommitted borrowings in the aggregate amounts of approximately $7,033 and $6,273 at December 31, 1997 and 1996, respectively. Outstanding borrowings under these lines of credit totaled $4,025 and $5,027 at December 31, 1997 and 1996, respectively, and are included as "Loans payable" in the accompanying consolidated balance sheets.

         The estimated fair values of IVAX's long-term debt are as follows:

                                                      DECEMBER 31,
                                            ---------------------------------
                                                1997                1996
                                            -------------      --------------

         6 1/2% Convertible Subordinated
            Notes due 2001                  $      77,826      $       85,108
         Other                                     11,026             357,389
                                            -------------      --------------
                                            $      88,852      $      442,497
                                            =============      ==============

         Fair value of the 6 1/2% Convertible Subordinated Notes due 2001 is based on available quoted market prices. Management believes that the carrying amounts of other debt approximate the fair value.

         The stated future maturities of all long-term debt for the next five years and thereafter are approximately $7,858, $758, $636, $91,617, $591 and $591, respectively.

(10) INCOME TAXES:

         The provision (benefit) for income taxes of consolidated operations consists of the following:

                                                     YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------
                                             1997              1996             1995
                                        --------------    -------------    --------------
         Current
             U.S. Federal               $            -    $     (24,581)   $       16,590
             State                                   -           (5,198)            2,861
             Puerto Rico and the U.S.
                Virgin Islands                   1,607            5,752             4,216
             Foreign                             7,851           20,719             6,904
         Deferred                               84,368          (63,415)           (5,248)
                                        --------------    -------------    --------------
                                        $       93,826    $     (66,723)   $       25,323
                                        ==============    =============    ==============

         The provision (benefit) for income taxes of continuing operations consists of the following:

                                                      YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------
                                              1997              1996             1995
                                         --------------    -------------    --------------
         Current
             U.S. Federal                $            -    $     (25,033)   $       19,130
             State                                    -           (4,140)            2,569
             Puerto Rico and the U.S.
                Virgin Islands                      679            3,093             2,229
             Foreign                              9,293           23,835             9,948
         Deferred                                50,194          (50,243)           (4,175)
                                         --------------    -------------    --------------
                                         $       60,166    $     (52,488)   $       29,701
                                         ==============    =============    ==============

         The components of income (loss) from continuing operations before income taxes and minority interest are as follows:

                                                      YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------
                                              1997              1996             1995
                                         --------------    -------------    --------------
         United States                   $     (189,427)   $    (276,693)   $       43,378
         Puerto Rico and the U.S.
            Virgin Islands                        4,389           16,993            31,980
         Foreign                                 29,756           77,577            53,964
                                         --------------    -------------    --------------
                                         $     (155,282)   $    (182,123)   $      129,322
                                         ==============    =============    ==============

         A reconciliation of the difference between the expected provision (benefit) for income taxes using the statutory Federal tax rate and IVAX's actual provision is as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                          -------------------------------------------------
                                                               1997              1996             1995
                                                          --------------    -------------    --------------
         Tax using statutory Federal tax rate             $      (54,349)   $     (63,743)   $       45,263
         Effect of state income taxes                                  -           (3,908)            1,183
         Write-down of cost in excess of net assets of
             acquired companies                                    3,270           20,057                 -
         Establishment of valuation allowance on
             deferred tax assets                                 114,660                -                 -
         Foreign tax rate differential                            (5,949)          (7,879)           (6,809)
         Effect of Puerto Rico taxes and tollgate                    679            3,876             3,602
         Puerto Rico and U.S. possessions tax incentives          (1,536)          (5,734)          (11,193)
         Other, net                                                3,391            4,843            (2,345)
                                                          --------------    -------------    --------------
                                                          $       60,166    $     (52,488)   $       29,701
                                                          ==============    =============    ==============

         During 1997, IVAX established $114,660 in valuation allowances, primarily against its domestic deferred tax assets generated from losses incurred by its domestic operations. As a result, the domestic deferred tax asset is fully reserved as of December 31, 1997. Management expects that it will also recognize additional valuation allowances related to any future deferred tax assets generated from its domestic operations until such time as sustainable domestic taxable income is achieved.

         Deferred taxes arise due to timing differences in reporting of certain income and expense items for book purposes and income tax purposes. A detail of the significant components of deferred tax balances included in "Other current assets," "Other assets" and "Other long-term liabilities," in the accompanying consolidated balance sheets is as follows:

                                                                              DECEMBER 31,
                                                                    ---------------------------------
                                                                        1997                1996
                                                                    -------------      --------------
         Accounts receivable allowances                             $         485      $       42,030
         Reserves and accruals                                             30,401              (1,401)
         Differences in capitalization of inventory costs                     434                 361
         Other                                                              3,920               2,572
         Valuation allowance                                              (33,903)                  -
                                                                    -------------      --------------
                  Amount included in "Other current assets"                 1,337              43,562
                                                                    -------------      --------------
         Basis differences on fixed assets                                  8,932               1,297
         Depreciation differences on fixed assets                           9,566              12,154
         Recognition of revenue                                              (410)             (4,463)
         Carrying value of long-term assets                                 6,952              11,083
         Other                                                              2,865                 513
         Tax credits                                                        9,891                 628
         Net operating losses                                             105,745              57,353
         Valuation allowance                                             (119,330)            (34,663)
                                                                    -------------      --------------
                  Amount included in "Other assets"                        24,211              43,902
                                                                    -------------      --------------
         Carrying value of long-term assets                                     -              (2,410)
         Other                                                             (5,914)             (4,008)
                                                                    -------------      --------------
                  Amount included in "Other long-term liabilities"         (5,914)             (6,418)
                                                                    -------------      --------------
                  Net deferred tax asset                            $      19,634      $       81,046
                                                                    =============      ==============

         The reduction in the deferred tax asset related to "Accounts receivable allowances" relates primarily to an election made during 1997 to write-down trade receivables to their net realizable value for tax purposes, utilizing the mark-to-market method of accounting. The increase in the deferred tax asset for "Reserves and accruals" relates to significant reserves and accruals established in 1997 which are not deductible for tax purposes, including restructuring and asset write-down reserves, inventory reserves, and research and development cost sharing reserves associated with the sale of product rights (See Note 3, Restructuring Costs and Asset Write-Downs, and Note 6, Sale of Product Rights).

         Income from Zenith Laboratories, Inc's ("Zenith's") Puerto Rico manufacturing operations is subject to certain tax exemptions under the terms of a grant from the Puerto Rico government which expires in 1999. IVAX has applied for a new grant. The grant reduced tax expense by approximately $575, $1,837 and $11,171 for the years ended December 31, 1997, 1996 and 1995, respectively. Under the terms of the grant, Zenith is required to maintain certain employment levels.

         IVAX has historically received a United States tax credit under Section 936 of the Internal Revenue Code for certain income generated by its Puerto Rico and Virgin Islands operations. For 1997, 1996 and 1995, this credit was approximately $1,536, $5,734 and $11,193, respectively, and completely offset the entire United States tax liability of such operations. In 1996, Congress repealed the Section 936 tax credit and it will be phased out over 5 years beginning in 2001.

         At December 31, 1997, IVAX had $48,993 of net operating loss carryforwards which relate to losses transferred to IVAX as a result of the disposition of McGaw. These losses will begin to expire in 2002. The utilization of these net operating loss carryforwards is subject to limitations of $21,000 per year which are cumulative to the extent not utilized by IVAX. The deferred tax asset related to the future benefit of these net operating loss carryforwards has been reduced to zero by a valuation allowance. Approximately $37,910 of these net operating loss carryforwards relate to McGaw's predecessor and are subject to a further annual limitation of $3,000 which is cumulative to the extent not utilized by IVAX.

         At December 31, 1997, Zenith had net operating loss carryforwards of $16,530 which will begin to expire in 2004. The deferred tax asset related to the future benefit of these net operating loss carryforwards has been reduced to zero through a valuation allowance. Approximately $3,132 of the net operating loss carryforwards relate to Zenith's predecessor and are subject to an annual limitation of $1,700 which is cumulative to the extent not utilized by IVAX. Since all of these net operating loss carryforwards relate to the exercise of certain stock options, any future benefits recognized from the reduction of the valuation allowances related to these net operating loss carryforwards will increase paid in capital.

         In addition to the Zenith and McGaw net operating loss carryforwards, at December 31, 1997 and 1996, IVAX had consolidated net operating loss carryforwards of $202,250 and $69,795, respectively, which will begin to expire in 2012. The deferred tax asset related to the future benefit of these net operating loss carryforwards has been reduced to zero by a valuation allowance at December 31, 1997.

         At December 31, 1997, IVAX had consolidated tax credit carryforwards of $9,891. The tax credits are comprised of foreign tax credits of $3,070, which begin to expire in 1999, $1,021 of research and development credits, which begin to expire in 2008, and $5,800 of minimum tax credits, which never expire.

         Realization of the net deferred tax asset of $19,634, which relates to foreign operations, is dependent upon generating sufficient future foreign taxable income. Although realization is not assured, management believes it is more likely than not that the remaining additional net deferred tax asset will be realized based upon estimated future taxable income of IVAX's foreign operations and, accordingly, no valuation allowances for this asset were deemed necessary at December 31, 1997. Management's estimates of future taxable income are subject to revision due to, among other things, regulatory and competitive factors affecting the pharmaceutical industries in the markets in which IVAX operates.

         United States taxes have not been provided on undistributed earnings of foreign subsidiaries, as such earnings are being retained indefinitely by such subsidiaries for reinvestment. The distribution of these earnings would first reduce the domestic valuation allowance before resulting in additional United States taxes.

         Minority interest included in the accompanying consolidated statements of operations is net of a provision for income taxes of $2,228, $3,116 and $3,044 for the years ended December 31, 1997, 1996 and 1995, respectively.

(11) 401(K) PLANS:

         IVAX's employees within the United States, the United States Virgin Islands and Puerto Rico are eligible to participate in 401(k) retirement plans, which permit pre-tax employee payroll contributions (subject to certain limitations) and discretionary employer matching contributions. Total matching contributions (including those of discontinued operations) for the years ended December 31, 1997, 1996 and 1995 were $2,025, $3,272 and $3,125, respectively, a portion of which was made in IVAX common stock.

(12) SHAREHOLDERS' EQUITY:

         STOCK OPTION PLANS - IVAX administers and has stock options outstanding under IVAX's 1997 Employee Stock Option Plan ("1997 Plan"), IVAX's 1994 Stock Option Plan ("1994 Plan"), IVAX's 1985 Stock Option Plan ("1985 Plan"), and certain stock option plans assumed in business acquisitions. The options outstanding under the plans assumed in the business acquisitions were converted into options to acquire IVAX common stock using the applicable exchange ratios. No additional stock options may be issued under the 1985 Plan or the plans assumed in the business acquisitions.

         The 1997 Plan permits the issuance of options to employees and consultants to purchase up to 4,000,000 shares of IVAX common stock. The 1994 Plan permits the issuance of options to employees, non-employee directors and consultants to purchase up to 7,000,000 shares of IVAX common stock. Both plans provide that the exercise price of the issued options shall be no less than the fair market value of the common stock on the date of grant and that the option term of such options shall not exceed ten years.

         The following table presents additional information concerning the activity in the stock option plans (number of shares in thousands):

                                          1997                         1996                        1995
                               ---------------------------  --------------------------  --------------------------
                                               WEIGHTED                    WEIGHTED                    WEIGHTED
                                  NUMBER        AVERAGE       NUMBER        AVERAGE       NUMBER        AVERAGE
                                 OF SHARES  EXERCISE PRICE   OF SHARES  EXERCISE PRICE   OF SHARES  EXERCISE PRICE
                               -----------  --------------  ----------  --------------  ----------  --------------
Balance at beginning of year       10,102     $    22.50       10,198     $    20.51       12,307     $    17.37
   Granted                          2,487          10.67        2,621          26.07        2,247          22.56
   Exercised                          (42)          3.59       (1,881)         16.93       (2,975)          7.86
   Terminated                      (2,490)         21.61         (836)         21.90       (1,381)         24.03
                                 --------                    --------                    --------
Balance at end of year             10,057          19.87       10,102          22.50       10,198          20.51
                                 ========                    ========                    ========
Exercisable at December 31,         6,220     $    20.62        4,454     $    21.51        4,012     $    19.83

         The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                                 OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                   -------------------------------------------------      -----------------------------
                     NUMBER       WEIGHTED AVERAGE       WEIGHTED           NUMBER          WEIGHTED
   RANGE OF        OUTSTANDING        REMAINING           AVERAGE         EXERCISABLE        AVERAGE
EXERCISE PRICES    AT 12/31/97    CONTRACTUAL LIFE    EXERCISE PRICE      AT 12/31/97    EXERCISE PRICE
---------------    -----------    ----------------    --------------      -----------    --------------
   .48 -  9.99        1,189              6.9             $  7.98               320          $  7.35
 10.00 - 19.99        2,141              4.2               14.17             1,131            15.85
 20.00 - 29.99        6,382              3.6               22.76             4,557            22.15
 30.00 - 36.38          345              3.9               32.76               212            33.34
                     ------                                                  -----
   .48 - 36.38       10,057              4.1               19.87             6,220            20.62
                     ======                                                  =====

         In December 1997, IVAX instituted a stock option exchange program in which it offered holders of certain outstanding out-of-the-money stock options, excluding executive officers and directors of IVAX, the right to exchange such options for the same or a lesser number of new options with a lower exercise price and, in some cases, a modified vesting schedule and term. As a result of the exchange program, on January 23, 1998, approximately 3,000,000 stock options with exercise prices ranging from $9.88 to $34.88 were exchanged for approximately 2,100,000 stock options with an exercise price of $8.33.

         IVAX's pro forma net loss, pro forma net loss per common share and pro forma weighted average fair value of options granted, with related assumptions, assuming IVAX had adopted the fair value method of accounting for all stock-based compensation arrangements consistent with the provisions of SFAS No. 123, using the Black-Scholes option pricing model for all options granted after January 1, 1995, are indicated below:

                                                  YEAR ENDED DECEMBER 31,
                                            -----------------------------------
                                                 1997                1996
                                            ---------------    ----------------

         Pro forma net loss                 $      (241,452)   $       (167,993)
         Pro forma net loss
           per common share                 $         (1.99)   $          (1.39)
         Pro forma weighted average fair
            value of options granted        $          7.20    $          10.04
         Expected life (years)                          4.8                 5.5
         Risk-free interest rate              5.51% - 6.75%        5.41% - 6.79%
         Expected volatility                            28%                 28%
         Dividend yield                                  0%                  0%

         As the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

         WARRANTS - At December 31, 1994, IVAX had warrants outstanding for the purchase of up to 337,500 shares of common stock at an exercise price of $5.00 per share. These warrants were exercised in January 1995 resulting in proceeds of $1,688. No warrants were issued or exercised during the years ended December 31, 1996 and 1997.

         CONVERTIBLE DEBT - At December 31, 1997 and 1996, IVAX had outstanding $91,025 of 6 1/2% Convertible Subordinated Notes due 2001 (See Note 9, Debt). The notes are convertible at the option of the holders into 2,866,929 shares of IVAX common stock at a conversion rate of $31.75 per share. During 1995, the outstanding $1,500 of 9.0% Convertible Subordinated Debentures due 1995 were converted by the debenture holders into a total of 286,371 shares of IVAX common stock at conversion rates ranging from $5.20 to $5.31 per share.

         DIVIDENDS - IVAX did not pay dividends during the year ended December 31, 1997. During the years ended December 31, 1996 and 1995, IVAX paid cash dividends of $.05 and $.08 per share with respect to its common stock, totaling approximately $6,057 and $9,347, respectively.

(13)  GEOGRAPHIC INFORMATION:

         Information about IVAX's domestic and foreign operations as of and for the three years ended December 31, 1997 is set forth in the table below. Identifiable assets by country include assets directly identifiable with those operations.

                                   UNITED      UNITED       CZECH
GEOGRAPHIC AREAS:                  STATES      KINGDOM     REPUBLIC      OTHER         TOTAL
                                ----------   ----------   ---------   ----------    ----------
Net revenues            1997    $  199,208   $  225,313   $  22,595   $  154,994    $  602,110
                        1996       292,285      232,273      27,343      110,686       662,587
                        1995       510,595      174,735      26,901       76,757       788,988
Income (loss) from
   operations           1997      (223,842)      17,715      21,800      (15,374)     (199,701)
                        1996      (259,430)      63,111      27,834       (5,391)     (173,876)
                        1995        63,661       32,910      21,955         (124)      118,402

Identifiable assets     1997       339,422      248,777      84,791       79,926       752,916
                        1996       478,136      300,026      86,203       70,954       935,319
                        1995       540,900      220,491      61,655       48,509       871,555

Identifiable assets are reconciled below to "Total assets" as presented in the accompanying consolidated balance sheets:

                                                   DECEMBER 31,
                                         ---------------------------------
                                             1997                1996
                                         -------------      --------------
Identifiable assets                      $     752,916      $      935,319
Net assets of discontinued operations           37,820             398,329
                                         -------------      --------------
Total assets                             $     790,736      $    1,333,648
                                         =============      ==============

         No single customer accounted for 10% or more of IVAX's consolidated net revenues for any of the three years ended December 31, 1997.

(14) COMMITMENTS AND CONTINGENCIES:

         LEASES - IVAX leases office, plant and warehouse facilities and automobiles under noncancellable operating leases. Motor vehicles, production equipment and certain manufacturing facilities are also leased under capital leases. Rent expense for the three years ended December 31, 1997 totaled approximately $5,022, $5,540 and $7,817, respectively. The future minimum lease payments under noncancellable capital leases and their related assets recorded at December 31, 1997 and 1996 were not material. The future minimum lease payments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 1997, were as follows:

                                                     OPERATING
                                                      LEASES
                                                   -------------
                  1998                             $       4,605
                  1999                                     2,554
                  2000                                     1,752
                  2001                                     1,395
                  2002                                       989
                  Thereafter                               8,524
                                                   -------------
                  Total minimum lease payments     $      19,819
                                                   =============

         LEGAL PROCEEDINGS - In April 1995, Zenith received approvals from the FDA to manufacture and market the antibiotic cefaclor in capsule and oral suspension formulations. Cefaclor is the generic equivalent of Ceclor/Registered trademark/, a product of Eli Lilly and Company ("Lilly"). In April 1995, Lilly filed a lawsuit against Zenith and others in federal court alleging that Biochimica Opos S.p.A. ("Opos"), Zenith's cefaclor raw material supplier, manufactured cefaclor raw material in a manner which infringed two process patents owned by Lilly, and that Zenith and the other defendants knowingly and willfully infringed and induced Opos to infringe the patents by importing the raw material into the United States. The lawsuit seeks to enjoin Zenith and the other defendants from infringing or inducing the infringement of the patents and from making, using or selling any product incorporating the raw material provided by Opos, and seeks an unspecified amount of monetary damages and the destruction of all cefaclor raw material manufactured by Opos and imported into the United States. In August 1995, the Court denied Lilly's motion for preliminary injunction which sought to prevent Zenith from selling cefaclor until the merits of Lilly's allegations could be determined at trial. In May 1996, the United States Court of Appeals for the Federal Circuit affirmed the district court's denial of Lilly's motion for preliminary injunction. In February 1997, Lilly filed an amended complaint which alleges the infringement of an additional patent. Zenith ceased selling cefaclor in January 1997, when it announced a recall in the United States of cefaclor as a result of a recall by Opos of the raw material used to manufacture the product.

         In April 1997, Lilly filed a complaint in federal court against various defendants, including Zenith. With respect to Zenith, the complaint asserts claims for violation of the Lanham Act, unfair competition under New Jersey state law, common law unfair competition and unjust enrichment. The claims asserted against the other defendants are essentially the same as those asserted against Zenith, and additional claims are also asserted against the other defendants. All of the asserted claims arise out of what Lilly contends were fraudulent misrepresentations to Lilly and the FDA by Opos regarding the methods utilized by Opos to manufacture bulk cefaclor and the location of the manufacturing facility of such cefaclor. According to Lilly, through these alleged misrepresentations, Opos fraudulently obtained approval from the FDA to market bulk cefaclor in the United States. Lilly alleges that Zenith, in marketing and selling retail dosage units of cefaclor manufactured from Opos' bulk cefaclor, used false and misleading descriptions and representations regarding Zenith's cefaclor product. The relief sought by Lilly against Zenith, jointly and severally with the other defendants, is an accounting to Lilly for any and all profits derived by Zenith from the sale of cefaclor and an award of damages to Lilly. Lilly further seeks an award of treble damages and litigation costs, including attorneys' fees and interest. Zenith filed a motion to dismiss the action in August 1997, which motion remains pending.

         In June 1994, the former chairman and chief executive officer of McGaw individually filed a complaint against IVAX and its chairman, alleging violation of federal securities laws as well as certain additional state law claims arising out of the acquisition of McGaw by IVAX. The complaint seeks up to $21,000 in compensatory damages (and up to $48,000 in rescissionary damages upon tender of IVAX shares held by the plaintiff), as well as punitive damages, litigation costs and attorneys' fees. Although the lawsuit was initially consolidated for all purposes with a class action suit alleging the same claims, in August 1995, the Court entered an order allowing the former McGaw chairman to opt out of the class action and to proceed under his separate complaint. In January 1998, the parties entered into a settlement agreement pursuant to which they settled the lawsuit in its entirety in exchange for the payment by the defendants and their insurers of $1,750. IVAX's portion of the settlement obligation, which is not significant, was appropriately accrued at December 31, 1997. Pursuant to the settlement agreement, the lawsuit was dismissed with prejudice on January 30, 1998.

         In July 1994, an action was filed in federal court against IVAX in which plaintiffs, shareholders of McGaw at the time of its acquisition by IVAX, alleged that IVAX violated Sections 11 and 12(2) of the Securities Act, as well as certain state securities laws, and that it breached certain provisions of the merger agreement and IVAX's bylaws, by issuing to plaintiffs shares of IVAX common stock subject to the restrictions imposed by Rule 145 promulgated under the Securities Act and Accounting Series Release 135. The plaintiffs claim that, as a result of the restrictions imposed on the certificates issued to them, they suffered damages from the loss of value of their shares, and seek damages of $11,000, plus expenses and attorneys' fees. In June 1995, the Court entered an order denying plaintiffs' motion for summary judgment with respect to the claims alleging that IVAX breached certain provisions of the merger agreement and IVAX's bylaws and granted IVAX's motion to dismiss such counts. The Court denied IVAX's motion to dismiss the counts relating to alleged violation of Sections 11 and 12(2) of the Securities Act and alleged violations of certain state securities laws, as well as its motion to transfer venue. In October 1995, the Court entered an order granting the plaintiffs' motion to amend their complaint to assert new causes of action under the Uniform Commercial Code and granting the plaintiffs' motion for reconsideration of the dismissal of the counts alleging breach of IVAX's bylaws, and ordered that such counts be reinstated. During April and May 1997, the parties filed cross motions for summary judgment, which motions remain pending.

         In November 1996, individuals purporting to be shareholders of IVAX filed a class action complaint against IVAX and certain of its current or former officers or directors in federal court which consolidates, amends and supplements a number of similar complaints filed earlier in 1996. The plaintiffs seek to act as representatives of a class consisting of all purchasers of IVAX common stock between July 31, 1995 and June 27, 1996. The consolidated amended complaint alleges violations of federal securities laws and also asserts a claim for negligent misrepresentation. The complaint generally asserts that IVAX made untrue statements of material fact and omitted to state material facts necessary to make statements made not misleading in its public disclosure documents and in communications to the public regarding its operations and financial results and that its financial statements were not prepared in accordance with generally accepted accounting principles. These allegations are centered around claims that IVAX failed to disclose that it offered its customers shelf stock adjustments and failed to establish reserves for such adjustments. In general, the complaint seeks an unspecified amount of compensatory damages, pre-judgment interest, litigation costs and attorneys' fees. In January 1997, the IVAX defendants filed a motion to dismiss the action, which motion remains pending.

         In March 1997, individuals purporting to be shareholders of IVAX filed a class action complaint against IVAX, its chairman and its former chief financial officer in federal court. The plaintiffs seek to act as representatives of a class consisting of all persons who purchased IVAX common stock or call options during the period from September 30, 1996 through November 11, 1996 and who were allegedly damaged thereby. The complaint alleges violations of Section 10(b) of the Securities Exchange Act of 1934 and negligent misrepresentation. The complaint alleges that defendants made untrue statements of material fact and omitted to state material facts necessary to make statements made not misleading in a September 30, 1996 press release regarding IVAX's forecasted earnings for the third quarter of 1996. The complaint seeks unspecified compensatory damages, pre-judgment interest, attorneys' fees and litigation costs.

         In April 1997, individuals purporting to be shareholders of IVAX filed a class action complaint against IVAX, its chairman and its former chief financial officer in federal court. The plaintiffs seek to act as representatives of a class consisting of all persons who purchased IVAX common stock or call options during the period from August 2, 1996 through November 11, 1996, inclusive. The complaint alleges claims for violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 and for negligent misrepresentation. The complaint alleges, among other things, that during the class period defendants made untrue statements of material fact and omitted to state material facts necessary to make statements made not misleading in its statements to the public, including in a September 30, 1996 press release regarding IVAX's forecasted earnings for the third quarter of 1996. The complaint seeks unspecified compensatory damages, interest, attorneys' fees, costs of suit and unspecified other and further relief from the court.

        With respect to the cases filed in March 1997 and April 1997, in June 1997, the court entered an order dismissing the second action without prejudice and ordered the plaintiffs in both actions to file an amended complaint incorporating the allegations in both actions under a single case. The amended complaint was filed in July 1997, and plaintiffs therein seek to act as representatives of a class consisting of all persons who purchased IVAX common stock or call options during the period from August 2, 1996 through November 11, 1996, inclusive. In July 1997, the IVAX defendants filed a motion to dismiss the action, which motion remains pending.

         In March 1995, Baxter International Inc. and Baxter HealthCare Corp. (collectively, "Baxter") filed an action against McGaw in federal court. The plaintiffs alleged that McGaw's SafeLine/Trademark/ Needle Free System infringes three United States patents owned by Baxter. After a trial, the jury found in favor of McGaw, determining that each of the claims of the asserted patents was either invalid or was not infringed by McGaw. In addition, the judge found that two of Baxter's patents are unenforceable because of inequitable conduct. Judgment was entered in favor of McGaw in March 1996, and Baxter's appeal is presently pending in the United States Court of Appeals for the Federal Circuit. In connection with IVAX's sale of McGaw in June 1997, IVAX agreed to continue to conduct the defense of this action at its expense and to hold the purchaser of McGaw harmless against any judgment rendered or settlement entered into with respect to this action. Any such judgment or settlement will have the effect of limiting the amount of contingent payments IVAX may receive under the agreement governing the sale of McGaw (See Note 5, Divestitures).

         In February 1993, Smith & Nephew, Inc., a Delaware corporation ("S&N") filed an action against IVAX and Solopak, Inc., a Delaware corporation and wholly-owned subsidiary of IVAX ("Subsidiary") in Illinois state court. S&N alleged that IVAX breached an Asset Purchase Agreement (the "Agreement"), dated February 28, 1992, among IVAX, the Subsidiary and S&N, pursuant to which, among other things, S&N agreed to sell to this Subsidiary substantially all of the assets of Smith & Nephew Solopak, a division of S&N (the "Division"), for $19 million in cash, by failing to close when all conditions precedent to the closing were satisfied. S&N further alleged that in November 1992, it sold the Division to another party for $13.5 million. S&N is seeking damages of $5.5 million, the difference between the

$19 million purchase price specified in the Agreement and the eventual sale price, plus attorneys' fees and costs. S&N claimed additional unspecified damages resulting from IVAX's alleged interference with S&N's employees during the due diligence process. IVAX counterclaimed against S&N for breach of the Agreement and is seeking as damages the expenses incurred in connection with the failed acquisition plus attorneys' fees and costs. The case is presently set for trial in July 1998.

         IVAX intends to vigorously defend each of the foregoing lawsuits, but their respective outcomes cannot be predicted. Any of such lawsuits, if determined adversely to IVAX, could have a material adverse effect on IVAX's financial position and results of operations. IVAX's ultimate liability with respect to any of the foregoing proceedings is not presently determinable.

         IVAX is involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. While it is not feasible to predict or determine the outcome of these proceedings, in the opinion of management, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on IVAX's financial position or results of operations.

(15) QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

         The following tables summarize selected quarterly data of IVAX for the years ended December 31, 1997 and 1996:

                                       FIRST       SECOND      THIRD        FOURTH         FULL
                                      QUARTER     QUARTER     QUARTER      QUARTER         YEAR
                                     ---------   ---------   ---------    ---------    ----------
1997

Net revenues                         $ 166,898   $ 173,809   $ 126,357    $ 135,046    $  602,110
Gross profit                            48,870      45,708       3,889       15,837       114,304
Income (loss) from continuing
   operations (1)                      (11,092)    (52,824)    (78,754)     (76,864)     (219,534)
Income (loss) from discontinued
   operations                            3,153       7,447     (11,380)      (7,921)       (8,701)
Net income (loss)                       (7,939)    (47,514)    (90,134)     (87,667)     (233,254)
Basic and diluted earnings (loss)
   per common share:
     Continuing operations                (.09)       (.43)       (.65)        (.63)        (1.81)
     Discontinued operations               .02         .06        (.09)        (.07)         (.07)
     Net earnings (loss)                  (.07)       (.39)       (.74)        (.72)        (1.92)
Cash dividends per share                     -           -           -            -             -

1996

Net revenues                         $ 215,810   $ 151,627   $ 101,641    $ 193,509    $  662,587
Gross profit                            95,482      28,503     (24,305)      62,289       161,969
Income (loss) from continuing
   operations (2)                       34,487     (23,304)   (137,728)      (8,444)     (134,989)
Income (loss) from discontinued
   operations (3)                        1,409       9,373     (40,941)       6,469       (23,690)
Net income (loss)                       35,895     (16,003)   (178,669)      (1,975)     (160,752)
Basic and diluted earnings (loss)
   per common share:
     Continuing operations                 .29        (.19)      (1.13)        (.07)        (1.12)
     Discontinued operations               .01         .08        (.34)         .05          (.19)
     Net earnings (loss)                   .30        (.13)      (1.47)        (.02)        (1.33)
Cash dividends per share                     -         .05           -            -           .05

(1) The third and fourth quarter of 1997 includes restructuring costs of $4,359 and $9,915, respectively. The second and fourth quarter of 1997 includes asset write-downs of $20,500 and $3,314, respectively.

(2) The third quarter of 1996 includes restructuring costs and asset write-downs of $5,324 and $64,549, respectively. The fourth quarter of 1996 includes a reduction to the asset write-downs of $800.

(3)  The third quarter of 1996 includes asset write-downs of $48,442.

                             DIRECTORS AND OFFICERS

IVAX BOARD OF
DIRECTORS

Phillip Frost, M.D.
CHAIRMAN & CHIEF EXECUTIVE
OFFICER, IVAX CORPORATION

Isaac Kaye
DEPUTY CHIEF EXECUTIVE
OFFICER, IVAX CORPORATION

Jack Fishman, Ph.D.
DIRECTOR OF RESEARCH,
STRANG CANCER RESEARCH LABORATORY

Jane Hsiao, Ph.D.
VICE CHAIRMAN - TECHNICAL
AFFAIRS AND CHIEF TECHNICAL OFFICER, IVAX CORPORATION

Mark Andrews
VICE CHAIRMAN,
LOUIS DREYFUS NATURAL
GAS CORP.

Ernst Biekert, Ph.D.
PROFESSOR OF CHEMISTRY,
UNIVERSITY OF HEIDELBERG

Neil W. Flanzraich, Esq.
SHAREHOLDER,
HELLER, EHRMAN, WHITE &
MCAULIFFE

IVAX OFFICERS

Phillip Frost, M.D.
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

David R. Bethune
PRESIDENT AND CHIEF
OPERATING OFFICER

Isaac Kaye
DEPUTY CHIEF EXECUTIVE
OFFICER AND CHIEF EXECUTIVE
OFFICER OF NORTON
HEALTHCARE, LIMITED

Jane Hsiao, Ph.D.
VICE CHAIRMAN - TECHNICAL
AFFAIRS AND CHIEF TECHNICAL
OFFICER AND CHAIRMAN, CHIEF
EXECUTIVE OFFICER AND
PRESIDENT OF DVM
PHARMACEUTICALS, INC.

Thomas E. Beier
SENIOR VICE PRESIDENT -
FINANCE AND CHIEF FINANCIAL
OFFICER

Samuel Broder, M.D.
SENIOR VICE PRESIDENT -
RESEARCH & DEVELOPMENT
AND CHIEF SCIENTIFIC OFFICER

Rafick G. Henein, Ph.D.
SENIOR VICE PRESIDENT AND
PRESIDENT AND CHIEF
EXECUTIVE OFFICER OF ZENITH
GOLDLINE PHARMACEUTICALS,
INC.

James M. Millsap
SENIOR VICE PRESIDENT -
CORPORATE DEVELOPMENT AND
CHIEF EXECUTIVE OFFICER OF
JOHNSON PRODUCTS CO., INC.

Armando A. Tabernilla
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND
SECRETARY

Jeffrey S. Bauer, Ph. D.
VICE PRESIDENT - GLOBAL
PROCUREMENT - ACTIVE
PHARMACEUTICAL MATERIALS

William S. Hisey
VICE PRESIDENT - BUSINESS
DEVELOPMENT, LICENSING AND
ACQUISITIONS

Michael Metzkes
VICE PRESIDENT - ACCOUNTING
AND CORPORATE CONTROLLER

Richard D. Radabaugh
VICE PRESIDENT - COMPLIANCE

John S. Shaub
VICE PRESIDENT - TAXATION

Rao Uppaluri
VICE PRESIDENT - STRATEGIC
PLANNING

Donald C. Wagner
VICE PRESIDENT - HUMAN
RESOURCES

Jordan Siegel
TREASURER

Jeffrey F. Eisenberg
ASSISTANT SECRETARY

                      COMMON STOCK AND INVESTOR INFORMATION

CORPORATE HEADQUARTERS -- IVAX Corporation, 4400 Biscayne Boulevard, Miami, Florida 33137. Telephone: 305-575-6000.

INDEPENDENT AUDITORS -- Arthur Andersen LLP, One Biscayne Tower, Suite 1470, Miami, Florida 33131.

COMMON STOCK INFORMATION -- IVAX common stock is listed on the American Stock Exchange under the symbol "IVX." As of the close of business on March 20, 1998, there were approximately 5,626 holders of record of IVAX common stock. The following table sets forth the high and low closing prices of IVAX common stock as reported on the composite tape of the American Stock Exchange and cash dividends paid by IVAX for each quarter indicated:

                                 1996

  QUARTER           HIGH          LOW         DIVIDEND
  -------           ----          ---         --------
First              $30.00        $25.38         $--
Second              31.00         14.75         .05
Third               16.63         12.75          --
Fourth              18.50          9.81          --

                                 1997

  QUARTER           HIGH          LOW        DIVIDEND
  -------           ----          ---        --------
First              $13.50        $ 9.63         $--
Second              11.75          6.50          --
Third               12.63          8.75          --
Fourth              11.13          6.63          --

The declaration and payment of dividends is made at the discretion of IVAX's Board of Directors.

SHAREHOLDER INQUIRIES -- Shareholders, analysts, investors, and others seeking company information should contact:

Investor Relations
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
Toll Free: 800-980-IVAX
Electronic Mail: investorinfo@ivax.com

SHAREHOLDER SERVICE -- Shareholders desiring to change the name, address, or ownership of stock, report lost certificates, or consolidate accounts should contact the Transfer Agent & Registrar:

ChaseMellon Shareholder Services LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660
Toll Free: 800-756-3353

SEC FORM 10-K -- Shareholders may obtain a copy of IVAX's 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission by writing to Investor Relations at IVAX's corporate headquarters.

QUARTERLY FINANCIAL RESULTS -- In order to provide quarterly financial and other information to our shareholders in a more timely and cost-effective manner, we have discontinued producing our traditional quarterly report. Instead, we make press releases containing that information available to shareholders who request them. If you wish to receive these releases as they become available, please send your name and address to Investor Relations at IVAX's corporate headquarters. IVAX press releases are available by facsimile by dialing 800-758-5804, ext. 457725, and on the Internet at http://www.prnewswire.com.

The following are trademarks of IVAX or its subsidiaries: Elmiron/Registered trademark/ and Paxene/Registered trademark/.

EXCEPT FOR THE HISTORICAL MATTERS CONTAINED HEREIN, STATEMENTS MADE IN THIS REPORT ARE FORWARD LOOKING AND ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE SECURITIES LITIGATION REFORM ACT OF 1995. INVESTORS ARE CAUTIONED THAT FORWARD LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT MAY AFFECT IVAX'S BUSINESS AND PROSPECTS, INCLUDING ECONOMIC, COMPETITIVE, GOVERNMENTAL, TECHNOLOGICAL, AND OTHER FACTORS DISCUSSED IN THIS REPORT AND IN IVAX'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.