Form 10-K, Exhibit 13
period 1998-12-31
IVAX CORP /DE
filed 1999-03-31
CIK 772197

                                                                    EXHIBIT 13


                              -------------------

                                IVAX CORPORATION
                           1998 FINANCIAL INFORMATION

                              -------------------

                               TABLE OF CONTENTS

Selected Financial Data                                             1

Management's Discussion and Analysis of Financial Condition
and Results of Operations                                           2

Report of Independent Certified Public Accountants                 18

1998 Consolidated Financial Statements                             19


                                                SELECTED FINANCIAL DATA

                                                                 YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------------------------------
                                          1998             1997            1996           1995            1994
                                      --------------  ---------------  -------------  --------------  --------------
                                                      (in thousands, except per share data)(1)(2)

OPERATING DATA
Net revenues(3)                       $     637,923   $     594,286    $    658,745   $     785,949   $     659,509
Income (loss) from continuing
   operations(4)                             24,617        (219,534)       (134,989)         94,319          57,941
Income (loss) from discontinued
   operations(5)                             48,904          (8,701)        (23,690)         20,482          31,931
Net income (loss)                            71,594        (233,254)       (160,752)        114,835          89,049
Basic earnings (loss) per common
   share:
   Continuing operations(4)                     .21           (1.81)          (1.12)            .81             .51
   Discontinued operations(5)                   .41            (.07)           (.19)            .18             .28
   Net earnings (loss)                          .60           (1.92)          (1.33)            .99             .78
Diluted earnings (loss) per common share:
   Continuing operations(4)                     .21           (1.81)          (1.12)            .79             .46
   Discontinued operations(5)                   .41            (.07)           (.19)            .17             .26
   Net earnings (loss)                          .60           (1.92)          (1.33)            .96             .71
Weighted average number of common
  shares outstanding:
   Basic                                    119,116         121,496         120,949         116,065         113,565
   Diluted                                  119,264         121,496         120,949         119,539         124,675
Cash dividends per common share       $          --   $          --    $        .05   $         .08   $         .06

BALANCE SHEET DATA
Working capital(6)                    $     269,511   $     238,918    $    415,927   $     354,733   $     265,656
Total assets                                778,015         790,736       1,333,648       1,184,828         946,313
Total long-term debt, net of
  current portion                            77,776          94,193         442,819         210,759         162,305
Shareholders' equity                        453,208         435,039         695,128         789,172         634,456
Book value per common share(7)                 3.80            3.58            5.72            6.69            5.56



----------------------------
(1) Figures have been restated to reflect the acquisition of Zenith Laboratories, Inc. in 1994 which was accounted for under the pooling of interests method of accounting. The March 1, 1996 acquisition of Elvetium S.A. (Argentina), Alet Laboratories S.A.E.C.I. y E. and Elvetium S.A. (Uruguay) (collectively "Elvetium"), and the September 30, 1995 acquisition of Pharmatop Limited, which were accounted for under the pooling of interests method of accounting, were recorded as of January 1, 1996 and 1995, respectively. Historical figures have not been restated to give retroactive effect to the Elvetium and Pharmatop Limited acquisitions due to the immateriality of the related amounts. Figures include the results of the following businesses acquired by purchase since their respective acquisition dates: ImmunoVision, Inc. on July 17, 1995; and 60% of the shares of Galena a.s., on July 25, 1994 (subsequently increased through open market purchases to 74%).
(2) Figures have been restated to reflect the classification of IVAX's intravenous products, personal care products and specialty chemicals businesses as discontinued operations.
(3)  Figures have been restated to conform to current classifications.
(4) Includes restructuring costs of $6,862, $14,274 and $5,324 and asset write-downs of $5,360, $23,814 and $63,749 in 1998, 1997 and 1996, respectively.
(5) Includes $42,583 net gain on the sale of the personal care products division in 1998, $12,623 net gain on the sales of the intravenous products and specialty chemicals business in 1997, and $48,442 of asset write-downs in 1996.
(6)  Excludes net assets of discontinued operations.
(7) Assumes conversion of Zenith Laboratories, Inc.'s cumulative convertible preferred stock in 1994.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the 1998 Consolidated Financial Statements and the related Notes to Consolidated Financial Statements included on pages 25 to 47 of this Financial Information Section. Except for historical information contained herein, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting IVAX's operations, markets, products and prices, and other factors discussed elsewhere in this report and the documents filed by IVAX with the Securities and Exchange Commission. These factors may cause IVAX's results to differ materially from the forward looking statements made in this report or otherwise made by or on behalf of IVAX.

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

         In the short term, IVAX's revenues and profits may vary significantly from period to period, as well as in comparison to corresponding prior periods, as a result of regulatory and competitive factors unique to the generic pharmaceutical industry. Such factors include the timing of new generic drug approvals received by IVAX, the number and timing of generic drug approvals for competing products, the timing of IVAX's initial shipments of newly approved generic drugs, strategies adopted by brand-name companies to maintain market share, and IVAX's cost of manufacturing. The first company to receive regulatory approval for and to introduce a generic drug is usually able to capture significant market share from the branded drug and to achieve relatively high market share, revenues and gross profits from sales of the drug. As other generic versions of the same drug enter the market, however, sales volumes, market share, prices, revenues and gross profits decline, sometimes significantly. In addition, the initial shipments by the first company to introduce a generic drug are often significant as customers fill their initial inventory requirements.

         Because of these competitive factors, IVAX intends to emphasize the development of generic pharmaceutical products that are expected to encounter less intensive competition, such as drugs which are difficult to formulate or manufacture, which involve regulatory challenges or potential patent challenges, or for which limited raw material suppliers exist. IVAX believes that, by developing and marketing these specialty generics, it can mitigate the pricing pressures facing other generic drugs. Developing specialty generics involves a greater degree of risk than developing common generic pharmaceutical products, and will require substantial time and resources. No assurance can be given that IVAX will successfully build a consistent, profitable pipeline of specialty generics or be able to obtain regulatory approval to market any such products.

         In addition to competition from other generic drug manufacturers, IVAX faces competition from brand-name companies as they increasingly sell their products into the generic market directly by establishing, acquiring or forming licensing or business arrangements with generic pharmaceutical companies. No regulatory approvals are required for a brand-name manufacturer to sell directly or through a third party to the generic market, nor do such manufacturers face any other significant barriers to entry into such market. In addition, brand-name companies are increasingly pursuing strategies to prevent or delay the introduction of generic competition. These strategies include, among other things, seeking to establish regulatory obstacles to the demonstration of the bioequivalence of generic drugs to their brand-name counterparts and instituting legal actions based on process or other patents that allegedly are infringed by the generic products.

         IVAX's pharmaceutical revenues may also be affected by the level of provisions for estimated returns and inventory credits, as well as other sales returns and allowances established by IVAX. The custom in the pharmaceutical industry is generally to grant customers the right to return purchased goods. In the generic pharmaceutical industry, this custom has resulted in a practice of suppliers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the market price of the related generic pharmaceutical product. The determination to grant a credit to a customer following a price decrease is generally at the discretion of IVAX, and generally not pursuant to contractual arrangements with customers. These credits allow customers with established inventories to compete with those buying product at the current market price, and allow IVAX to maintain shelf space, market share and customer loyalty.

         Provisions for estimated returns and inventory credits are established by IVAX concurrently with the recognition of revenue. The provisions are established in accordance with generally accepted accounting principles based upon consideration of a variety of factors, including actual return and inventory credit experience for products during the past several years by product type, the number and timing of regulatory approvals for the product by competitors of IVAX, both historical and projected, the market for the product, estimated customer inventory levels by product and projected economic conditions. Actual product returns and inventory credits incurred are, however, dependent upon future events, including price competition and the level of customer inventories at the time of any price decreases. IVAX continually monitors the factors that influence the pricing of its products and customer inventory levels and makes adjustments to these provisions when management believes that actual product returns and inventory credits may differ from established reserves.

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

         Certain national drug wholesalers have instituted programs designed to provide cost savings to independent retail pharmacies on their purchases of certain generic pharmaceutical products. Pursuant to the programs, retail pharmacies generally agree to purchase their requirements of generic pharmaceutical products from one wholesaler and permit the wholesaler to select the product suppliers. Each wholesaler encourages generic drug suppliers to participate in its program by offering to purchase the wholesaler's requirements of particular products from a single supplier. The programs encourage generic drug suppliers to aggressively bid to be the exclusive supplier of products under the programs. The existence of the programs also results in reduced prices to non-wholesaler customers. As a result of the institution of the programs, the generic drug industry experienced a significant reduction in the prices charged by suppliers for many generic pharmaceutical products during the second and third quarters of 1996. Price decreases continued in 1997 and 1998, but at an increasingly slower rate in each of those years than in the prior year.

         Price is a key competitive factor in the generic pharmaceutical business. To effectively compete on the basis of price and remain profitable, a generic drug manufacturer must manufacture its products in a cost-effective manner. In the past, IVAX's manufacturing costs have had a negative impact on its operating results. Therefore, beginning in the third quarter of 1996 and continuing throughout 1997 and 1998, IVAX announced and initiated several restructuring programs in an effort to enhance operating efficiencies and reduce costs. These objectives are to be achieved through workforce reductions, facility dispositions and consolidations and other cost saving measures throughout the organization.

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

         Certain prior period amounts presented herein have been reclassified to conform to the current period's presentation.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

         Income from continuing operations was $24.6 million for the year ended December 31, 1998, compared to a loss from continuing operations of $219.5 million for the year ended December 31, 1997. Net income for the year ended December 31, 1998 was $71.6 million, compared to a net loss of $233.3 million for the prior year. The year ended December 31, 1998 and 1997 included a $1.1 million net extraordinary gain and a $2.1 million net extraordinary loss, respectively, relating to the extinguishment of debt. See Note 9, Debt, in the Notes to Consolidated Financial Statements. Results for the year ended December 31, 1998 also included a $3.0 million charge resulting from the write-off of start-up costs previously capitalized, reflected as a cumulative effect of a change in accounting principle. Results for the year ended December 31, 1997 included a $2.9 million charge reflected as a cumulative effect of a change in accounting principle relating to the write-off of business process reengineering costs previously capitalized. See Note 2, Summary of Significant Accounting Policies - Change in Accounting Principle, in the Notes to Consolidated Financial Statements.

         Earnings per share from continuing operations was $.21 for the year ended December 31, 1998, compared to a loss per share from continuing operations of $1.81 for the prior year. Net income per share was $.60 for the year ended December 31, 1998, compared to a net loss per share of $1.92 for the prior year. Earnings per share from discontinued operations was $.41 for the year ended

December 31, 1998, compared to a loss from discontinued operations of $.07 for the prior year. The net extraordinary gain recorded in 1998 and the net extraordinary loss recorded in 1997 relating to the early extinguishment of debt resulted in a $.01 gain and $.02 loss per share, respectively. The cumulative effect of a change in accounting principle resulted in a $.03 loss per common share in 1998 and a $.02 loss per common share in 1997.

         NET REVENUES AND GROSS PROFIT

         Net revenues for the year ended December 31, 1998 totaled $637.9 million, an increase of $43.6 million or 7.3%, from the $594.3 million reported in the prior year. The $43.6 million increase is comprised of an increase of $92.7 million in net revenues of IVAX's domestic operations, offset by a decrease of $49.1 million in net revenues of IVAX's international operations.

         Domestic net revenues totaled $291.9 million for the year ended December 31, 1998, compared to $199.2 million for 1997. The $92.7 million, or 46.5%, increase in domestic net revenues was primarily attributable to lower sales returns and allowances and $18.0 million recognized from the settlement of litigation with Abbott Laboratories ("Abbott") concerning the marketing of terazosin hydrochloride, the generic equivalent of Abbott's Hytrin(R). Under the settlement, Abbott agreed to pay IVAX $6.0 million per quarter until the earlier of February 2000 or the market introduction of a generic version of terazosin hydrochloride by anyone other than IVAX. Royalties from ALZA Corporation ("ALZA") relating to the 1997 sale of the rights to Elmiron(R) and certain other urological products and increased sales volume of certain generic pharmaceutical products also contributed to the increase. This increase was partially offset by lower prices of certain generic pharmaceutical products and lower net product revenues due to the sale of the rights to Elmiron(R) and certain other urology products in the United States and Canada to ALZA during September of 1997.

         During 1998 and 1997, IVAX's United States generic pharmaceutical operations recorded provisions for sales returns and allowances which reduced gross sales by $112.8 million and $217.9 million, respectively.

         IVAX's international operations generated net revenues of $346.0 million for the year ended December 31, 1998, compared to $395.1 million for 1997. The $49.1 million, or 12.4%, decrease in international net revenues was primarily due to decreased sales at IVAX's United Kingdom and Czech Republic operations. The decrease in sales at IVAX's United Kingdom operations is primarily due to the following: lower net revenues resulting from a license agreement entered into in the prior period relating to its breath-operated inhaler device; the discontinuance of certain contract manufacturing arrangements (which was done to provide capacity to manufacture certain higher margin products for the United States market for which IVAX is awaiting receipt of regulatory approval); and price declines for generic products. This decrease was partially offset by net revenues attributable to a license agreement related to IVAX's dry powder inhaler device entered into in the third quarter of 1998; and to sales growth and product launches of branded products. The decrease in sales at IVAX's Czech Republic operations is primarily due to lower sales of raw materials primarily resulting from the loss of market share, and to a lesser extent, lower export sales primarily to Russia as a result of unfavorable economic conditions.

         Gross profit for the year ended December 31, 1998 increased $126.9 million, or 111.0%, from the same period of the prior year. Gross profit was $241.2 million (37.8% of net revenues) for the year ended December 31, 1998, compared to $114.3 million (19.2% of net revenues) for the year ended December 31, 1997. The increase in gross profit percentage is primarily due to lower sales returns and allowances, and to a lesser extent, lower manufacturing costs, lower inventory provisions, revenues attributable to the Abbott settlement at IVAX's United States generic pharmaceutical operations and the 1998 impact of the launch of a high margin generic pharmaceutical product.

         OPERATING EXPENSES

         Selling expenses totaled $79.5 million (12.5% of net revenues) in 1998, compared to $100.2 million (16.9% of net revenues) in 1997. The decrease of $20.7 million was primarily attributable to reduced sales force and promotional costs of IVAX's United States proprietary pharmaceutical operations as a result of the sale of the rights to Elmiron(R) and certain other urology products in the United States and Canada to ALZA during September of 1997. The implementation of previously announced restructuring plans also resulted in reduced selling expenses at IVAX's domestic generic pharmaceutical operations due to reductions in sales personnel and promotional costs.

         General and administrative expenses totaled $88.4 million (13.9% of net revenues) in 1998, compared to $116.2 million (19.6% of net revenues) in 1997, a decrease of $27.8 million. The decrease is primarily attributable to lower costs at IVAX's domestic generic pharmaceutical operations, its corporate headquarters, and its United Kingdom operations as a result of the implementation of previously announced restructuring plans, and to a lesser extent, lower depreciation and bad debt expenses at IVAX's United Kingdom and domestic pharmaceutical operations.

         Research and development expenses in 1998 decreased $4.8 million, or 9%, compared to 1997, to a total of $48.6 million (7.6% of net revenues). The future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, and strategic marketing decisions.

         During 1998 and 1997, IVAX recorded restructuring costs and asset write-downs of $12.2 million and $38.1 million, respectively. During 1998, IVAX continued its ongoing efforts to reduce costs and enhance operating efficiency by initiating restructuring programs at its United Kingdom pharmaceutical operations and continuing restructuring of its United States pharmaceutical operations. During the first quarter of 1998, IVAX recorded a pre-tax charge of $.7 million comprised of $.5 million for severance and other employee termination benefits and $.2 million for the write-down of leasehold improvements associated with the consolidation of certain packaging operations in the United Kingdom. During the third quarter of 1998, IVAX recorded a pre-tax charge of $12.9 million, comprised of $3.2 million for severance and other employee termination benefits, $4.3 million associated with lease commitments, and $5.4 million in asset write-downs resulting from management's reevaluation of the carrying value of certain long-lived assets primarily in conjunction with initiatives to further consolidate facilities of IVAX's United Kingdom operations. This restructuring plan will eliminate 360 positions from the workforce throughout all functions. The consolidation process is anticipated to be completed by the end of 1999 and is expected to generate approximately $12.0 million in annual pre-tax cost savings.

         Also, during 1998, IVAX recorded a pre-tax charge of $15.6 million comprised of $2.6 million for severance and other employee termination benefits, $4.4 million for estimated plant closure costs and $8.6 million for asset write-downs resulting from management's decision to cease manufacturing at its Northvale, New Jersey pharmaceutical facility and the reevaluation of the carrying value of certain long-lived assets of IVAX's domestic generic pharmaceutical operations due to facility consolidation and market conditions. The New Jersey restructuring plan will eliminate 165 positions. This restructuring and the continued consolidation of manufacturing is anticipated to generate approximately $3.4 million of annual pre-tax cost savings. This impact was offset by the reversal of $17.0 million of previously recorded restructuring reserves, primarily related to two facilities that were sold in 1998, that ultimately were not needed.

         Pursuant to the restructuring programs, during 1998 IVAX sold its Ft. Lauderdale, Florida office, packaging and warehouse facility and its Syosset, New York pharmaceutical manufacturing facility which were closed in the first quarter of 1998; sold its Kirkland, Quebec, Canada pharmaceutical manufacturing facility; and sold its Shreveport, Louisiana pharmaceutical manufacturing facility which was closed in the fourth quarter of 1996 and closed two of its London, England manufacturing facilities. During 1997, IVAX consolidated its United States pharmaceutical distribution facilities into a single leased distribution center in Kenton County, Kentucky. IVAX also expects to cease manufacturing at its Northvale, New Jersey pharmaceutical facility in 1999. Production from these facilities has been or will be transferred to other IVAX manufacturing facilities.

         OTHER INCOME (EXPENSE)

         Interest income increased $6.3 million in 1998, as compared to 1997. Higher levels of cash on hand due to proceeds received from the divestiture of certain businesses classified as discontinued operations and the sale of certain product rights during 1997 accounted for the increase in interest income. See Note 5, Divestitures, and Note 6, Sale of Product Rights in the Notes to Consolidated Financial Statements.

         Interest expense decreased $7.8 million in 1998, as compared to 1997, primarily due to the repayment of IVAX's revolving credit facility during the second quarter of 1997.

         Other income, net, was $20.4 million in 1998, compared to $53.4 million in 1997. In the 1997 third quarter, a $43.2 million pre-tax gain was recognized on the sale of the rights of Elmiron(R) and three other urology products in the United States and Canada to ALZA. See Note 6, Sale of Product Rights, in the Notes to Consolidated Financial Statements for further discussion. At the time of the sale, a reserve of $15.0 million was established for IVAX's obligations under a research and development cost sharing arrangement with ALZA related to the sale. On July 24, 1998, IVAX and ALZA terminated the cost-sharing arrangement and, as a result of this termination, the reserve of $15.0 million was reversed during the third quarter of 1998, reflecting an adjustment to increase the previously recognized gain on the sale of those product rights.

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

         NET REVENUES AND GROSS PROFIT

         Net revenues for the year ended December 31, 1997 totaled $594.3 million, a decrease of $64.4 million, or 9.8%, from the $658.7 million reported in the prior year. An increase of $28.7 million in net revenues of IVAX's international operations was more than offset by a decrease of $93.1 million in net revenues of IVAX's domestic operations.

         Domestic net revenues totaled $199.2 million for the year ended December 31, 1997, compared to $292.3 million for 1996. The $93.1 million, or 31.9%, decrease in domestic net revenues was primarily attributable to lower prices and sales volumes of certain generic pharmaceutical products. This decline was partially offset by lower sales returns and allowances as well as net revenues generated by certain new generic pharmaceutical products manufactured by IVAX and introduced into the market during 1997.

         During 1997 and 1996, IVAX's United States generic pharmaceutical operations recorded provisions for sales returns and allowances which reduced gross sales by $217.9 million and $281.1 million, respectively. The decline in sales returns and allowances during the year ended December 31, 1997 compared to the same period of the prior year was primarily due to unusually high provisions for these items during 1996. The factors contributing to the unusually high provisions in 1996 are discussed in "Results of Operations - Overview".

         IVAX's international operations generated net revenues of $395.1 million for the year ended December 31, 1997, compared to $366.4 million for 1996. The $28.7 million, or 7.8%, increase in international net revenues was primarily due to increased sales volumes of generic pharmaceutical products and, to a lesser extent, the favorable impact of foreign currency fluctuations. These increases were partially offset by lower fees from a license agreement relating to IVAX's breath-operated inhaler device.

         Gross profit for the year ended December 31, 1997 decreased $47.7 million, or 29%, from the prior year. Gross profit was $114.3 million (19.2% of net revenues) for the year ended December 31, 1997, compared to $162.0 million (24.6% of net revenues) for the year ended December 31, 1996. The decrease in gross profit percentage is primarily due to price declines and unfavorable product mix for both the United States generic pharmaceutical and international operations. These decreases were partially offset by lower sales returns and allowances at IVAX's United States generic pharmaceutical operations.

         OPERATING EXPENSES

         Selling expenses totaled $100.2 million (16.9% of net revenues) in 1997, compared to $98.8 million (15.0% of net revenues) in 1996, an increase of $1.4 million. The increase was primarily attributable to additional sales force and promotional costs related to IVAX's international operations. These increases were partially offset by a decrease in selling expenses of the United States generic pharmaceutical operations as a result of fewer product promotions and reductions in sales and marketing personnel.

         General and administrative expenses totaled $116.2 million (19.6% of net revenues) in 1997, compared to $111.1 million (16.9% of net revenues) in 1996, an increase of $5.1 million. The increase is primarily attributable to an increase in salary costs, legal expenses and settlement costs, and consulting fees related to Year 2000 compliance (see "Liquidity and Capital Resources"). These increases were partially offset by lower bad debt provisions at IVAX's United States generic pharmaceutical operations which were unusually high in the comparable period of the prior year as a result of the 1996 bankruptcy of a wholesaler customer.

         Research and development expenses in 1997 increased 3.2% compared to 1996, to a total of $53.4 million (9.0% of net revenues). The future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions and liquidity.

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

         Also during 1996, IVAX management reevaluated the carrying value of goodwill related to those assets held and used in IVAX's United States generic pharmaceutical operations. This reevaluation was necessitated by management's determination that the expected future results of operations and cash flows from that business would be substantially lower than previously expected. As a result, IVAX recorded a charge of $55.9 million (pre- and after-tax) to reduce the carrying value of goodwill related to those operations. The write-down reduced amortization expense by approximately $1.6 million annually. See Note 7, Discontinued Operations, in the Notes to Consolidated Financial Statements for a discussion of asset write-downs of the specialty chemicals business.

         During 1997, IVAX continued its ongoing efforts to reduce costs and enhance operating efficiency by initiating further restructuring programs primarily at its corporate headquarters and United States generic pharmaceutical operations. As a result, during 1997, IVAX recorded a pre-tax charge of $14.3 million ($14.0 million after-tax) comprised of $5.1 million for severance and other employee termination benefits and $9.2 million for certain costs associated primarily with further manufacturing facility closures and additional costs associated with facilities held for sale in connection with the 1996 restructuring program. The employee termination benefits during 1997 primarily represent severance pay and other benefits associated with the elimination of approximately 275 employee positions at IVAX's corporate headquarters and throughout all functions of IVAX's United States generic pharmaceutical operations. In addition, IVAX recorded a charge of $23.8 million (pre- and after-tax) to reduce the carrying value of certain assets to their estimated fair market value in conjunction with these initiatives.

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

         Other income, net increased $46.7 million in 1997, as compared to 1996, primarily due to the $43.2 million pre-tax gain on the sale of the rights to Elmiron(R) and three other urology products in the 1997 third quarter. See
Note 6, Sale of Product Rights, in the Notes to Consolidated Financial Statements for further discussion.

                            DISCONTINUED OPERATIONS

         Discontinued operations, net of taxes for 1998 includes the results of operations of the personal care products business (through its sale in July
1998) and the vacuum pump fluids segment of specialty chemical business (through its sale in February 1998). The personal care products business had break-even operations during 1998. Income (loss) from discontinued operations totaled $48.9 million, $(8.7) million and $(23.7) million for the years ended December 31, 1998, 1997 and 1996, respectively. The third quarter of 1996 included charges of $9.8 million ($6.2 million after-tax) and $38.7 million (pre- and after-tax) to reduce the carrying value of certain fixed assets and goodwill, respectively, related to certain segments of the specialty chemicals business. The year ended December 31, 1997 included a net gain on sales of the intravenous products and specialty chemicals businesses of $12.6 million. The year ended December 31, 1998 included a net gain on the divestiture of the personal care products business of $48.9 million. Losses incurred on the sales and operations of the vacuum pump fluids segment were charged against previously established reserves. IVAX has completed the divestiture of its businesses classified as discontinued operations. See Note 5, Divestitures and Note 7, Discontinued Operations, in the Notes to Consolidated Financial Statements for further information.

                             CURRENCY FLUCTUATIONS

         For 1998, 1997 and 1996, approximately 54%, 67% and 56%, respectively, of IVAX's net revenues were attributable to operations which principally generated revenues in currencies other than the United States dollar. Fluctuations in the value of foreign currencies relative to the United States dollar impact the reported results of operations for IVAX. If the United States dollar weakens relative to the foreign currency, the earnings generated in the foreign currency will, in effect, increase when converted into United States dollars and vice versa. Although IVAX does not speculate in the foreign exchange market, it does from time to time manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. At December 31, 1998, no IVAX subsidiaries were domiciled in highly inflationary environments. As a result of exchange rate differences, net revenues decreased by $.2 million in 1998 as compared to 1997, and increased by $1.1 million in 1997 as compared to 1996.

                                  INCOME TAXES

         IVAX's effective tax rate was 29%, (39%) and 29% in 1998, 1997 and 1996, respectively. IVAX's effective tax rate in 1997 was negative primarily due to an increase in its tax provision for the establishment of a valuation allowance on deferred tax assets of $114.7 million at a time when domestic operations had significant losses. The establishment of this valuation allowance in 1997 generated domestic deferred tax expense of $50.1 million, despite the fact that IVAX's domestic operations generated losses.

         At December 31, 1998, IVAX had substantial net operating loss and credit carryforwards, some of which are subject to certain limitations. See
Note 10, Income Taxes, in the Notes to Consolidated Financial Statements for further information.

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

         As a result of establishing the valuation allowance discussed above, the domestic deferred tax asset is fully reserved as of December 31, 1998. Management expects that it will continue to maintain valuation allowances related to any future deferred tax assets generated from its domestic operations until such time as sustainable domestic taxable income is achieved.

         At December 31, 1998, other current assets, other assets, and other long-term liabilities include a $14.6 million net deferred tax asset, which relates to foreign operations. Realization of this asset is dependent upon generating sufficient future foreign taxable income. Although realization is not assured, management believes it is more likely than not that the remaining foreign net deferred tax asset will be realized based upon estimated future taxable income of IVAX's foreign operations and, accordingly, no valuation allowances for this asset were deemed necessary at December 31, 1998. Management's estimates of future taxable income are subject to revision due to, among other things, regulatory and competitive factors affecting the pharmaceutical industries in the markets in which IVAX operates. Such factors are discussed in the "Results of Operations - Overview" and elsewhere in this report.

         IVAX has historically received a United States tax credit under
Section 936 of the Internal Revenue Code for certain income generated by its Puerto Rico and Virgin Islands operations. For 1998, 1997 and 1996, this credit was approximately $ -0-, $1.5 million, and $5.7 million, respectively, and completely offset the entire United States tax liability of such operations. The Section 936 tax credit will be phased out over 5 years beginning in 2001.

                                YEAR 2000 UPDATE

         IVAX believes that its global Year 2000 project is proceeding on schedule. The project is addressing the issue of certain computer programs and embedded chips being unable to distinguish between the years 1900 and 2000. The project addresses risks related to information technology ("IT") systems, such as computer equipment and software, as well as non-IT systems, such as communication systems, alarm and security systems, manufacturing and distribution equipment and control systems, and laboratory testing and environmental control equipment and systems.

STATUS

         IVAX initiated its Year 2000 project in 1997 and engaged an independent consulting company to assist in coordinating its Year 2000 project. The initial inventory, assessment and prioritization and planning phases were completed by January 1998 and remediation and testing phases for both IT and non-IT systems are well underway. Utilizing internal and external resources to complete the remediation and testing of internal systems, IVAX anticipates that such efforts will be completed by mid-1999. IVAX has determined that a portion of its operating systems and equipment require modification or replacement to ensure that they will be Year 2000 compliant and has accelerated the implementation of new IT systems at two subsidiaries due to the Year 2000 issue. Implementation of the new IT systems is expected to mediate the majority of the internal Year 2000 IT issues at these subsidiaries. None of IVAX's other IT projects have been materially delayed or impacted due to the implementation of the Year 2000 Project.

         IVAX has commenced efforts to determine the extent to which it may be impacted by Year 2000 issues of third parties, including suppliers, customers, service providers and certain agencies and regulatory organizations. Contact with major third parties has been initiated and follow-up activities are planned where responses have not been received or risks have been identified. IVAX estimates that the process of identifying and evaluating third-party risks is 50% complete.

COSTS

         The estimated total cost of the Year 2000 project, excluding the direct costs of internal employees working on the project, is $15.0 million. As of December 31, 1998, IVAX had incurred costs of approximately $6 million related to this project, including the cost to implement the new IT systems. The internal direct costs associated with IVAX employees working on the Year 2000 project cannot be quantified. The project is being funded by cash on hand and from internally generated funds, which IVAX expects to be adequate to complete the project.

RISKS

         The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. Such failures could materially and adversely affect IVAX's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third parties, IVAX is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on IVAX's results of operations, liquidity or financial condition. The Year 2000 project is expected to significantly reduce IVAX's level of uncertainty about Year 2000 problems, including the Year 2000 compliance and readiness of its material third parties. IVAX believes that completion of the project as scheduled will reduce the possibility of significant interruptions of normal operations.

         In the first quarter of 1999, IVAX started the process of identifying the most reasonably likely worst-case scenario associated with each of its mission-critical processes, and developing a contingency plan for dealing with each such scenario. IVAX currently plans to complete the identification of such processes and scenarios, develop preliminary contingency plans by June 30, 1999, and then review and test the preliminary plans throughout the remainder of 1999. IVAX anticipates that any necessary contingency plans will be finalized by December 31, 1999. Such plans, however, will not guarantee that no material adverse effects will occur.

         The costs of IVAX's Year 2000 project and the dates on which IVAX believes it will complete the various phases of this project are based upon management's best estimates, which were derived using numerous assumptions regarding future events, including the continued availability of certain resources, third-party remediation plans and other factors. There can be no assurance that these estimates will prove to be accurate, and actual results could differ materially from those currently anticipated. Specific factors that could cause such material differences include, but are not limited to, the availability and cost of personnel trained in Year 2000 issues, the ability to identify, assess, remediate and test all relevant computer code and embedded technology, the performance of new systems and equipment, the reduction of productivity pending completion of employee training and similar uncertainties.

                        LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1998, IVAX's working capital, excluding net assets of discontinued operations, totaled $269.5 million, compared to $238.9 million and $415.9 million at December 31, 1997 and 1996, respectively. Cash and cash equivalents were $208.6 million at December 31, 1998, compared to $199.2 million and $80.8 million at December 31, 1997 and 1996, respectively.

         Net cash provided by operating activities during 1998 was $71.6 million compared to $90.8 million in 1997 and net cash used for operating activities of $13.2 million in 1996. The decrease in cash provided by operating activites during 1998 compared to 1997 and the increase from 1996 to 1997 was primarily the result of IVAX receiving a $52.5 million refund of federal income taxes paid in prior years during 1997, as well as reductions in accounts receivable and inventory in 1997 mainly resulting from increased cash collections, lower net revenues and improved inventory management at IVAX's United States generic pharmaceutical operations. The 1998 net cash provided by operating activities primarily reflects improved operating results adjusted for non-cash items.

         Net cash of $27.7 million was provided by investing activities in 1998, compared to $372.7 million in 1997 and net cash used for investing activities of $86.9 million in 1996. The decrease in 1998 as compared to 1997 and the increase in 1997 as compared to 1996 was primarily attributable to cash proceeds received during 1997 from the sale of the intravenous products business, a significant portion of the specialty chemicals business, and certain product rights.

         On February 28, 1998, IVAX sold its vacuum pump fluids business, the only remaining segment of its specialty chemicals business, for $3.9 million. Effective July 14, 1998, IVAX completed the sale of its personal care products business for $84.7 million (after certain post-closing adjustments). At closing, IVAX received $35.0 million in cash and a $50.0 million secured note due November 30, 1998. On August 27, 1998, IVAX sold the $50.0 million note, without recourse, for $48.5 million in cash.

         Effective May 30, 1997, IVAX sold McGaw, Inc. ("McGaw"), its intravenous products business, to B. Braun of America, Inc. ("B. Braun"), a subsidiary of B. Braun Melsungen AG, for $320.0 million in cash (subject to certain post-closing adjustments), additional payments of up to $80.0 million contingent upon the combined operating results of McGaw and B. Braun's principal United States operating subsidiary, and certain royalties based on sales of the Duplex(TM) drug delivery system. The Duplex(TM) system, presently in development by McGaw, is a multi-compartment intravenous drug delivery system devised for drugs that have limited stability after mixing.

         During July and August 1997, IVAX completed the sale of a significant portion of the assets of its specialty chemicals business in three separate transactions in which IVAX received an aggregate of $41.1 million in cash.

         On September 18, 1997, IVAX sold the United States and Canadian marketing rights to its proprietary drug Elmiron(R) and three additional urology products to ALZA Corporation ("ALZA"). IVAX retained the rights to these products outside of the United States and Canada. IVAX received $75 million in up-front payments in 1997 and royalty and milestone payments based on the achievement of specified sales levels of Elmiron(R) in 1998. IVAX may receive additional royalty and milestone payments from ALZA based on sales of the products during the next few years.

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

         Cash utilized for capital expenditures was $64.6 million in 1998 compared to $45.7 million and $50.0 million in 1997 and 1996, respectively. The decrease from 1997 as compared to 1996 was due to spending constraints imposed by IVAX's revolving credit facility and, after termination of the facility, further constraints imposed by management.

         During 1998, $29.1 million of costs were incurred to complete a new headquarters at IVAX's United Kingdom pharmaceutical operations allowing consolidation into one location.

         During the second quarter of 1998, IVAX sold its Kirkland, Quebec, Canada pharmaceutical manufacturing facility (acquired in the first quarter of 1997) and its Syosset, New York pharmaceutical manufacturing facility for a total of $13.3 million (subject to certain post-closing adjustments). During the fourth quarter of 1998 IVAX sold its Ft. Lauderdale, Florida office, packaging and warehouse facility for a total of $5.8 million.

         During 1998, IVAX paid $14.6 million to NaPro BioTherapeutics, Inc. ("NaPro") as consideration for a license to NaPro's pending patents for a paclitaxel formulation in the United States, Europe and certain other world markets. In connection with the license, IVAX and NaPro terminated their paclitaxel development and marketing agreement. During the third quarter of 1998, IVAX purchased Immunex's Abbreviated New Drug Application for paclitaxel, the first filed with the U.S. Food and Drug Administration.

         During the first quarter of 1997, IVAX purchased a pharmaceutical manufacturing facility in Kirkland, Quebec, Canada for $10.5 million. During 1996 IVAX purchased additional shares of Galena, a.s. for cash of $12.4 million increasing its ownership interest from 62% to approximately 74%.

         Net cash of $88.2 million was used for financing activities in 1998, compared to net cash used for financing activities of $344.9 million in 1997 and net cash provided by financing activities of $165.4 million in 1996, respectively, primarily reflecting the payoff of IVAX's revolving credit facility in June 1997.

         On May 14, 1996, IVAX entered into a revolving credit agreement with a bank syndicate which permitted borrowings of up to $425.0 million. On November 14, 1996, IVAX entered into an amendment to the May 14, 1996 revolving credit agreement which, among other things, reduced permitted borrowings to $375.0 million and shortened the maturity of the line of credit from May 2001 to November 1999. During 1996, proceeds from the credit facility were used to refinance previously existing credit facilities and to make an investment in and advances to McGaw to permit it to redeem its 10 3/8% Senior Notes due 1999 (the "Senior Notes"), and for working capital and general corporate purposes. At December 31, 1996, $337.1 million in borrowings were outstanding under this credit facility.

         On June 24, 1997, IVAX utilized a portion of the McGaw sale proceeds in the amount of $270.1 million to pay off the then outstanding balance of its revolving credit facility. The facility was terminated in conjunction with the payment and IVAX recognized a net extraordinary loss of $2.1 million on the early extinguishment of debt.

         In July 1998, IVAX's Board of Directors authorized the repurchase of $20 million face value of its 6 1/2% Convertible Subordinated Notes. In December 1998, IVAX's Board of Directors renewed its authorization to purchase up to $20 million face value of the Notes, which includes the amount remaining unpurchased from the July authorization. During 1998, IVAX repurchased a total of $16.0 million face value of its 6 1/2% Convertible Subordinated Notes due November 2001. An extraordinary gain of $1.1 million was recorded relating to the repurchase. In the first quarter of 1998, IVAX retired $6.7 million of industrial revenue bonds that were due 2008. Also during 1998, IVAX's international subsidiaries repaid $7.0 million of bank debt.

         Proceeds from the exercise of stock options totaled $3.0 million in 1998 compared to $.2 million in 1997 and $31.8 million in 1996.

         During 1996, IVAX issued 1.5 million shares of its common stock to acquire Elvetium. See Note 4, Mergers and Acquisitions, in the Notes to Consolidated Financial Statements for further information concerning these acquisitions.

         During the first half of 1996, IVAX paid total cash dividends of $6.1 million, or $.05 per share, on its common stock. No cash dividends were paid during 1997 and 1998.

         In December 1997, IVAX's Board of Directors approved a share repurchase program authorizing IVAX to repurchase up to 5 million shares of IVAX common stock. In December 1998, IVAX's Board of Directors approved an increase of 7.5 million shares, for a total of 12.5 million shares of IVAX common stock that may be repurchased. Through December 31, 1998, IVAX repurchased 7.1 million shares of common stock at a total cost, including commissions, of $65.9 million.

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

         IVAX plans to spend substantial amounts of capital in 1999 to continue the research and development of pharmaceutical products. Although research and development expenditures are expected to be between $55 million and $65 million during 1999, actual expenditures will depend on, among other things, the outcome of clinical testing of products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions and liquidity. In addition, IVAX plans to spend between $45 million and $50 million in 1999 to improve and expand its pharmaceutical and other related facilities.

         IVAX's principal sources of short term liquidity are existing cash and internally generated funds, which IVAX believes will be sufficient to meet its operating needs and anticipated capital expenditures over the short term. For the long term, IVAX intends to utilize principally internally generated funds, which are anticipated to be derived primarily from the sale of existing pharmaceutical products and pharmaceutical products currently under development. There can be no assurance that IVAX will successfully complete the development of products under development, that IVAX will be able to obtain regulatory approval for any such product, or that any approved product may be produced in commercial quantities, at reasonable costs, and be successfully marketed. In addition, the 6 1/2% Notes are scheduled to mature in November 2001. To the extent that capital requirements exceed available capital or that IVAX is required to refinance the 6 1/2% Notes, IVAX will need to seek alternative sources of financing to fund its operations. IVAX has no existing credit facility and no assurance can be given that alternative financing will be available, if at all, in a timely manner, on favorable terms. If IVAX is unable to obtain satisfactory alternative financing, IVAX may be required to delay or reduce its proposed expenditures, including expenditures for research and development, or sell additional assets in order to meet its future obligations.

                        RISK OF PRODUCT LIABILITY CLAIMS

         Testing, manufacturing and marketing pharmaceutical products subjects IVAX to the risk of product liability claims. IVAX is a defendant in a number of product liability cases, none of which IVAX believes will have a material adverse effect on IVAX's business, financial condition or results of operations. IVAX believes that it maintains an adequate amount of product liability insurance, but there can be no assurance that its insurance will cover all existing and future claims or that IVAX will be able to maintain existing coverage or obtain additional coverage at reasonable rates. There can be no assurance that claims arising under any pending or future product liability cases, whether or not covered by insurance, will not have a material adverse effect on IVAX's business, financial condition or results of operations.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         IVAX does not believe that it has material exposure to market rate risk. IVAX's only material debt obligation relates to the 6 1/2% Notes, which bear a fixed rate of interest. As noted above, IVAX may, however, require additional financing to fund future obligations and no assurance can be given that the terms of future sources of financing will not expose IVAX to material market rate risk. IVAX does from time to time manage exposures that arise in the normal course of business related to fluctuations in foreign currency rates by entering into foreign exchange contracts. IVAX enters into these contracts with counterparties that it believes to be creditworthy and does not enter into any leveraged derivative transactions. IVAX does not believe that it has material market rate risk associated with its foreign exchange forward contracts due to the short term nature of the contracts and the notional amounts outstanding. Information about IVAX's market sensitive instruments constitutes a "forward-looking statement".

EURO

         On January 1, 1999, certain member countries of the European Union established a new common currency, the euro. Also on January 1, 1999, the participating countries fixed the rate of exchange between their existing legacy currencies and the euro. The new euro currency will eventually replace the legacy currencies currently in use in each of the participating countries. Euro bills and coins will not be issued until January 1, 2002.

         Companies operating within the participating countries may, at their discretion, choose to operate in either legacy currencies or the euro until January 1, 2002. The Company expects its affected subsidiaries to continue to operate in their respective legacy currencies for at least two years. The Company can, however, accommodate transactions for customers and suppliers operating in either legacy currency or euros.

         The Company believes that the creation of the euro will not significantly change its market risk with respect to foreign exchange. Having a common European currency may result in certain changes to competitive practices, product pricing and marketing strategies. Although we are unable to quantify these effects, if any, management at this time does not believe the creation of the euro will have a material effect on the Company.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
  SHAREHOLDERS OF IVAX CORPORATION:

We have audited the accompanying consolidated balance sheets of IVAX Corporation, a Florida corporation, and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IVAX Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Miami, Florida,
  February 26, 1999 (except with respect to matters discussed in Note 16, as to which the date is March 19, 1999)

                       IVAX CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                                                            DECEMBER 31,
                                                                                  ---------------------------------
                                                                                      1998                1997
                                                                                  -------------      --------------
                                 ASSETS

Current assets:
    Cash and cash equivalents                                                     $     208,593      $      199,235
    Accounts receivable, net of allowances for doubtful
       accounts of $22,834 ($19,226 in 1997)                                            109,732             104,994
    Inventories                                                                         135,324             145,716
    Net assets of discontinued operations                                                    --              37,820
    Other current assets                                                                 33,143              22,939
                                                                                  -------------      --------------
       Total current assets                                                             486,792             510,704

Property, plant and equipment, net                                                      210,228             193,741
Intangible assets, net                                                                   56,150              39,458
Other assets                                                                             24,845              46,833
                                                                                  -------------      --------------
       Total assets                                                               $     778,015      $      790,736
                                                                                  =============      ==============


                  LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Loans payable                                                                 $       1,229      $        4,025
    Current portion of long-term debt                                                       890               7,858
    Accounts payable                                                                     48,614              42,578
    Accrued income taxes payable                                                          5,082               9,126
    Accrued expenses and other current liabilities                                      161,466             170,379
                                                                                  -------------      --------------
       Total current liabilities                                                        217,281             233,966

Long-term debt, net of current portion                                                   77,776              94,193

Other long-term liabilities                                                              12,617              12,600

Minority interest                                                                        17,133              14,938

Shareholders' equity:
    Common stock, $.10 par value, authorized 250,000 shares,
       issued and outstanding 114,835 shares (121,518 in 1997)                           11,484              12,152
    Capital in excess of par value                                                      453,293             515,234
    Accumulated deficit                                                                    (700)            (72,294)
    Accumulated other comprehensive loss                                                (10,869)            (20,053)
                                                                                  -------------      --------------
       Total shareholders' equity                                                       453,208             435,039
                                                                                  -------------      --------------
       Total liabilities and shareholders' equity                                 $     778,015      $      790,736
                                                                                  =============      ==============



       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                    INTEGRAL PART OF THESE BALANCE SHEETS.

                       IVAX CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------------------
                                                                         1998              1997             1996
                                                                     -------------    -------------     -------------

NET REVENUES                                                         $     637,923    $     594,286     $     658,745
COST OF SALES                                                              396,752          479,982           496,776
                                                                     -------------    -------------     -------------
    Gross profit                                                           241,171          114,304           161,969
                                                                     -------------    -------------     -------------

OPERATING EXPENSES:
    Selling                                                                 79,508          100,220            98,770
    General and administrative                                              88,434          116,185           111,122
    Research and development                                                48,615           53,409            51,729
    Amortization of intangible assets                                        3,673            3,760             4,594
    Restructuring costs and asset write-downs                               12,222           38,088            69,073
    Merger expenses                                                             --            2,343               557
                                                                     -------------    -------------     -------------
    Total operating expenses                                               232,452          314,005           335,845
                                                                     -------------    -------------     -------------
    Income (loss) from operations                                            8,719         (199,701)         (173,876)

OTHER INCOME (EXPENSE):
    Interest income                                                         11,972            5,738             1,126
    Interest expense                                                        (6,857)         (14,685)          (15,996)
    Other income, net                                                       20,427           53,366             6,623
                                                                     -------------    -------------     -------------
    Total other income (expense)                                            25,542           44,419            (8,247)
                                                                     -------------    -------------     --------------
    Income (loss) from continuing operations before income
       taxes and minority interest                                          34,261         (155,282)         (182,123)
PROVISION (BENEFIT) FOR INCOME TAXES                                        10,047           60,166           (52,488)
                                                                     -------------    -------------     --------------
    Income (loss) from continuing operations before minority
       interest                                                             24,214         (215,448)         (129,635)
MINORITY INTEREST                                                              403           (4,086)           (5,354)
                                                                     -------------    -------------     -------------
    Income (loss) from continuing operations                                24,617         (219,534)         (134,989)
DISCONTINUED OPERATIONS, NET OF TAXES                                       48,904           (8,701)          (23,690)
                                                                     -------------    -------------     --------------
    Income (loss) before extraordinary item and cumulative effect
       of a change in accounting principle                                  73,521         (228,235)         (158,679)
EXTRAORDINARY ITEM:
    Gains (losses) on extinguishment of debt, net of a tax
       benefit of $1,382 in 1996                                             1,121           (2,137)           (2,073)
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
    PRINCIPLE, net of a tax benefit of $1,295 in 1997                       (3,048)          (2,882)               --
                                                                     -------------    -------------     -------------
NET INCOME (LOSS)                                                    $      71,594    $    (233,254)    $    (160,752)
                                                                     =============    =============     ==============


                                  (Continued)

       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                      INTEGRAL PART OF THESE STATEMENTS.

                       IVAX CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)
                                  (Continued)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------------------
                                                                         1998              1997             1996
                                                                     -------------    -------------     -------------

BASIC AND DILUTED EARNINGS (LOSS) PER
COMMON SHARE:
    Continuing operations                                         $          .21    $      (1.81)    $       (1.12)
    Discontinued operations                                                  .41            (.07)             (.19)
    Extraordinary items                                                      .01            (.02)             (.02)
    Cumulative effect of a change in accounting principle                  (.03)            (.02)                --
                                                                  -------------     ------------     --------------
    Net earnings (loss)                                           $          .60    $      (1.92)    $       (1.33)
                                                                  ==============    ============     =============

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING:
    Basic                                                                119,116          121,496           120,949
                                                                  ==============    =============    ==============
    Diluted                                                              119,264          121,496           120,949
                                                                  ==============    =============    ==============


























       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                      INTEGRAL PART OF THESE STATEMENTS.

                       IVAX CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (In thousands)



                                          COMMON STOCK                          RETAINED        ACCUMULATED
                                     ---------------------     CAPITAL IN       EARNINGS           OTHER
                                     NUMBER                     EXCESS OF     (ACCUMULATED     COMPREHENSIVE
                                    OF SHARES       AMOUNT      PAR VALUE       DEFICIT)       INCOME (LOSS)     TOTAL
                                    ---------       ------     -----------    -----------      --------------  ----------

BALANCE, January 1, 1996              118,026      $  11,803      $ 461,603      $ 322,117      $  (6,351)     $ 789,172
   Comprehensive loss:
    Net loss                               --             --             --       (160,752)            --       (160,752)
    Translation adjustment                 --             --             --             --         12,840         12,840
    Unrealized net gain on
     available-for-sale equity
     securities                            --             --             --             --            461            461
      Comprehensive Loss                                                                                        (147,451)
  Issuances of common stock:
   Exercise of stock options            1,881            188         31,651             --             --         31,839
   Contribution to 401(k) plan             78              8          2,078             --             --          2,086
   Acquisition accounted for
    under the pooling of interests
    method of accounting                1,491            149            (46)         5,652             --          5,755

  Effect of tax deductions received
   from the exercise of stock options      --             --         19,784             --             --         19,784
  Cash dividends paid                      --             --             --         (6,057)            --         (6,057)
                                    ---------      ---------      ---------      ---------      ---------      ---------
BALANCE, December 31, 1996            121,476         12,148        515,070        160,960          6,950        695,128
   Comprehensive loss:
     Net loss                              --             --             --       (233,254)            --       (233,254)
     Translation adjustment                --             --             --             --        (20,773)       (20,773)
     Unrealized net loss on
       available-for-sale equity
       securities                          --             --             --             --         (6,230)        (6,230)
        Comprehensive loss                                                                                      (260,257)
   Issuances of common stock:
     Exercise of stock options             42              4            148             --             --            152
   Effect of tax deductions
     received from the exercise
     of stock options                      --             --             16             --             --             16
                                    ---------      ---------      ---------      ---------      ---------      ---------
BALANCE, December 31, 1997            121,518         12,152        515,234        (72,294)       (20,053)       435,039
   Comprehensive income:
     Net income                            --             --             --         71,594             --         71,594
     Translation adjustment                --             --             --             --          8,225          8,225
     Unrealized net gain on
       available-for-sale equity
       securities                          --             --             --             --            959            959
         Comprehensive income                                                                                     80,778
   Issuances of common stock:
     Exercise of stock options            397             40          2,918             --             --          2,958
   Repurchase of common stock          (7,080)          (708)       (65,223)            --             --        (65,931)
   Value of stock options issued
     to non-employees                      --             --            364             --             --            364
                                    ---------      ---------      ---------      ---------      ---------      ---------
BALANCE, December 31, 1998            114,835      $  11,484      $ 453,293      $    (700)     $ (10,869)     $ 453,208
                                    =========      =========      =========      =========      =========      =========


   THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.

                       IVAX CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)



                                                                                  YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------------------
                                                                         1998              1997             1996
                                                                     -------------    -------------     -------------
Cash flows from operating activities:
   Net income (loss)                                                   $   71,594      $  (233,254)      $ (160,752)
   Adjustments to reconcile net income (loss) to net cash
     provided by (used for) operating activities:
     Restructuring costs and asset write-downs                             12,222           38,088           69,073
     Depreciation and amortization                                         32,552           38,462           32,371
     Deferred tax provision (benefit)                                       3,623           50,194          (50,243)
     Provision for allowances for doubtful accounts                         7,650            8,973           30,737
     Minority interest                                                       (403)           4,086            5,354
     Gain on sale of product rights                                       (15,000)         (43,224)              --
     Losses (gains) on disposal of assets, net                                844            2,861           (3,969)
     Losses (gains) on extinguishment of debt                              (1,121)           2,137            1,640
     Cumulative effect of a change in accounting principle                  3,048            4,177               --
     Loss (income) from discontinued operations                           (48,904)           8,701           23,690
     Changes in assets and liabilities:
       Decrease (increase) in accounts receivable                          (9,586)          75,783           80,184
       Decrease (increase) in inventories                                  13,699           50,294          (28,947)
       Decrease (increase) in other current assets                        (10,567)          51,583          (21,918)
       Decrease (increase) in other assets                                  8,000           (5,603)          (4,230)
       Increase (decrease) in accounts payable, accrued expenses
         and other current liabilities                                     (2,867)          21,954           (1,579)
       Increase (decrease) in other long-term liabilities                     907             (292)           2,864
     Other, net                                                               891             (998)          (1,753)
     Net cash provided by operating activities of
       discontinued operations                                              5,028           16,876           14,277
                                                                        ---------      -----------       ----------
       Net cash provided by (used for) operating activities                71,610           90,798          (13,201)
                                                                        ---------      -----------       ----------
 Cash flows from investing activities:
   Proceeds from divestitures                                              87,885          361,105               --
   Proceeds from sale of product rights                                        --           75,000               --
   Capital expenditures                                                   (64,622)         (45,741)         (49,982)
   Proceeds from sales of assets                                           22,159            8,757            9,470
   Acquisitions of patents, trademarks, licenses and other intangibles    (17,543)          (1,710)          (1,848)
   Acquisitions of businesses and facilities, net of cash acquired             --          (10,500)         (12,006)
   Net investing activities of discontinued operations                       (202)         (14,186)         (32,579)
                                                                        ---------      -----------       ----------
        Net cash provided by (used for) investing activities               27,677          372,725          (86,945)
                                                                        ---------      -----------       ----------
Cash flows from financing activities:
   Borrowings on long-term debt and loans payable                           3,895           47,989          600,371
   Payments on long-term debt and loans payable                           (29,152)        (392,914)        (373,293)
   Issuance of common stock                                                 2,958              152           31,839
   Cash dividends paid                                                         --               --           (6,057)
   Repurchases of common stock                                            (65,931)              --               --
   Net financing activities of discontinued operations                         10              (92)         (87,473)
                                                                        ---------      -----------       ----------
        Net cash (used for) provided by financing activities              (88,220)        (344,865)         165,387
                                                                        ---------      -----------       ----------
Effect of exchange rate changes on cash                                    (1,709)            (229)             845
                                                                        ---------      -----------       ----------
Net increase in cash and cash equivalents                                   9,358          118,429           66,086
Cash and cash equivalents at the beginning of the year                    199,235           80,806           14,720
                                                                        ---------      -----------       ----------
Cash and cash equivalents at the end of the year                       $  208,593      $   199,235       $   80,806
                                                                       ==========      ===========       ==========

                                  (Continued)

       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                      INTEGRAL PART OF THESE STATEMENTS.

                       IVAX CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (Continued)

                                                                               YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                       1998             1997              1996
                                                                  --------------    -------------    --------------
Supplemental disclosures:
   Interest paid                                                  $        6,628    $      21,313    $       21,172
                                                                  ==============    =============    ==============
   Income tax payments (refunds)                                  $       16,196    $     (42,683)   $       12,870
                                                                  ==============    ==============   ==============

Supplemental schedule of non-cash investing and financing activities:

       Information with respect to IVAX's 1996 acquisition which was accounted for under the purchase method of accounting is summarized as follows:

                                                             1996
                                                        --------------
Fair value of assets acquired                           $           --
Liabilities assumed                                                 --
                                                        --------------
                                                                    --
Reduction of minority interest                                  (5,219)
                                                        --------------
                                                                 5,219
                                                        ==============

Purchase price:
     Cash (including related acquisition costs)                 12,362
                                                        --------------
Cost in excess of net assets of acquired companies      $        7,143
                                                        ==============


       During the year ended December 31, 1996, contributions to the 401(k) retirement plan resulted in the issuance of 78 shares of IVAX common stock totaling $2,086.

       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.

                       IVAX CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Financial amounts in thousands, except per share data)

(1) ORGANIZATION:

         IVAX Corporation is a holding company with subsidiaries engaged primarily in the research, development, manufacture and marketing of branded and generic pharmaceuticals. These products are sold primarily to customers within the United States and the United Kingdom. All references to "IVAX" mean IVAX Corporation and its subsidiaries unless otherwise required by the context.

         IVAX's future revenues and profitability are largely dependent upon its ability to continue to develop, obtain approval for, efficiently manufacture and market commercially-viable pharmaceutical products. Revenues and profits derived from generic pharmaceuticals, which presently constitute IVAX's principal business, may vary significantly from period to period, as well as in comparison to corresponding prior periods, as a result of regulatory and competitive factors unique to the generic pharmaceutical industry. Such factors include, among other things, the timing of new generic drug approvals received by IVAX, the number and timing of generic drug approvals for competing products, the timing of IVAX's initial shipments of newly approved generic drugs, strategies adopted by brand-name companies to maintain market share, and IVAX's cost of manufacturing. Certain raw materials and components used in the manufacture of IVAX's products are available from limited sources, and in some cases, a single source. In addition, because raw material sources for pharmaceutical products must generally be approved by regulatory authorities, changes in raw material suppliers could result in delays in production, higher raw material costs and loss of sales and customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of IVAX Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in affiliates representing 20% to 50% ownership interests are recorded under the equity method of accounting. Investments in affiliates representing less than 20% ownership interests are recorded at cost. The minority interest held by third parties in a majority owned subsidiary is separately stated. Certain amounts presented in the accompanying consolidated financial statements for prior periods have been reclassified to conform to the current period's presentation.

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

                                                  DECEMBER 31,
                                        ---------------------------------
                                            1998                1997
                                        -------------      --------------

          Raw materials                 $      47,528      $       49,227
          Work-in-process                      27,878              25,386
          Finished goods                       59,918              71,103
                                        -------------      --------------
                                        $     135,324      $      145,716
                                        =============      ==============

         PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are carried at cost less accumulated depreciation and amortization and consist of the following:

                                                       DECEMBER 31,
                                             ---------------------------------
                                                 1998                1997
                                             -------------      --------------

        Land                                 $       9,816      $       10,932
        Buildings and improvements                 148,182             116,978
        Machinery and equipment                    154,141             152,396
        Furniture and computer equipment            51,691              55,881
                                             -------------      --------------
                                                   363,830             336,187
        Less: Accumulated depreciation
              and amortization                     153,602             142,446
                                             -------------      --------------
                                             $     210,228      $      193,741
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

         INTANGIBLE ASSETS - Intangible assets are carried at cost less accumulated amortization and consist of the following:

                                                                      DECEMBER 31,
                                                            ---------------------------------
                                                                1998                1997
                                                            -------------      --------------

      Cost in excess of net assets of acquired companies    $      15,492      $       15,343
      Patents, trademarks, licenses and other intangibles          61,946              41,226
                                                            -------------      --------------
                                                                   77,438              56,569
      Less: Accumulated amortization                               21,288              17,111
                                                            -------------      --------------
                                                            $      56,150      $       39,458
                                                            =============      ==============

         Cost in excess of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Patents, trademarks, licenses and other intangibles are amortized using the straight-line method over their respective estimated lives (ranging from 4-25 years). During 1998, IVAX paid $14,565, consisting of $12,448 in cash and $2,117 investment in common stock and a note receivable, for a patent license for a paclitaxel formulation in the United States, Europe and certain other world markets and also acquired an Abbreviated New Drug Application for paclitaxel.

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

         FOREIGN CURRENCIES - IVAX's operations include subsidiaries which are located outside of the United States. Assets and liabilities as stated in the local reporting currency are translated at the rate of exchange prevailing at the balance sheet date. The gains or losses that result from this process are shown in the "Accumulated Other Comprehensive Income (Loss)" caption in the shareholders' equity section of the accompanying consolidated balance sheets. Statement of operations amounts are translated at the average rates for the period.

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

         IVAX does not speculate in the foreign exchange market. IVAX may, however, from time to time manage exposures that arise in the normal course of business related to fluctuations in foreign currency rates by entering into foreign exchange forward contracts. IVAX enters into these contracts with counterparties that it believes to be creditworthy and does not enter into any leveraged derivative transactions. Gains and losses on these contracts are included in the consolidated statements of operations as they arise. Costs associated with entering into these contracts are amortized over the contracts' lives, which typically are less than one year. IVAX held foreign exchange forward contracts with notional principal amounts of $22,499 at December 31, 1998, which mature January 1999 through September 1999, and $2,870 at December 31, 1997, which matured in January 1998 through May 1998.

         In addition, IVAX has intercompany balances that are denominated in foreign currencies. A portion of these balances are hedged, from time to time, using foreign exchange forward contracts, and gains and losses on these contracts are included in the consolidated statements of operations as they arise. For the year ended December 31, 1998, IVAX recorded a foreign exchange gain of $2,639. There were no material intercompany foreign exchange gains or losses in 1997 and 1996. IVAX Corporation, the parent company, itself did not hold foreign exchange forward contracts at December 31, 1998 and 1997.

         REVENUE RECOGNITION - Revenues and the related cost of sales are recognized at the time product is shipped. Net revenues are comprised of gross revenues less provisions for expected customer returns, inventory credits, discounts, promotional allowances, volume rebates, chargebacks and other allowances. These sales provisions totaled $131,273, $228,634 and $291,382 in the years ended December 31, 1998, 1997 and 1996, respectively. The reserve balances related to these provisions and included in "Accounts receivable, net of allowances for doubtful accounts" and "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets are $44,997 and $73,343, respectively, at December 31, 1998, and $53,702 and $56,514, respectively, at December 31, 1997.

         The custom in the pharmaceutical industry is generally to grant customers the right to return purchased goods. In the generic pharmaceutical industry, this custom has resulted in a practice of suppliers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the market price of the related generic pharmaceutical product. The determination to grant a credit to a customer following a price decrease is generally at the discretion of IVAX, and generally not pursuant to contractual arrangements with customers.

         Provisions for estimated returns and inventory credits are established by IVAX concurrently with the recognition of revenue. The provisions are established in accordance with generally accepted accounting principles based upon consideration of a variety of factors, including actual return and inventory credit experience for products during the past several years by product type, the number and timing of regulatory approvals for the product by competitors of IVAX, both historical and projected, the market for the product, estimated customer inventory levels by product and projected economic conditions. Actual product returns and inventory credits incurred are, however, dependent upon future events, including price competition and the level of customer inventories at the time of any price declines. IVAX continually monitors the factors that influence the pricing of its products and customer inventory levels and makes adjustments to these provisions when management believes that actual product returns and inventory credits may differ from established reserves.

         Royalty and licensing fee income are recognized when obligations associated with earning the royalty or licensing fee have been satisfied and are included in "Net revenues" in the accompanying consolidated statements of operations.

         RESEARCH AND DEVELOPMENT COSTS - IVAX-sponsored research and development costs related to future products are expensed currently.

         INCOME TAXES - The provision (benefit) for income taxes is based on the consolidated United States entities' and individual foreign companies' estimated tax rates for the applicable year. IVAX utilizes the asset and liability method, and deferred taxes are determined based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. See Note 10, Income Taxes.

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

         For the years ended December 31, 1996 and 1997, there was no difference between basic and diluted loss per common share. A reconciliation of the denominator of the basic and diluted earnings per share computation for income from continuing operations is as follows for the year ended December 31, 1998 (in thousands):

                                                                               YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                       1998             1997              1996
                                                                  --------------    -------------    --------------
Basic weighted average number of shares outstanding                      119,116          121,496           120,949
Effect of dilutive securities - stock options                                148               --                --
                                                                  --------------    -------------    --------------
Diluted weighted average number of shares outstanding                    119,264          121,496           120,949
                                                                  ==============    =============    ==============
Not included in the calculation of diluted earnings
    per share because their impact is antidilutive:
        Stock options outstanding                                          4,635           10,057            10,102
        Warrants                                                           2,364            2,867             2,867



         CHANGE IN ACCOUNTING PRINCIPLE - Emerging Issues Task Force ("EITF") Abstract No. 97-3 requires that the costs of business process reengineering activities are to be expensed as incurred. This consensus applies to business process reengineering activities that are part of an information technology project. Beginning in 1995, IVAX's wholly-owned subsidiary, Norton Healthcare Limited ("Norton Healthcare"), initiated an enterprise Business Excellence program that combines design and installation of business processes and software packages. Under the Business Excellence initiatives, Norton Healthcare had capitalized certain external costs associated with business process reengineering activities as part of the software asset. EITF Abstract No. 97-3 prescribes that previously capitalized business process reengineering costs should be expensed and reported as a cumulative effect of a change in accounting principle. Accordingly, for the fourth quarter of 1997, IVAX reported a charge of $2,882 (net of a tax benefit of $1,295), or $.02 per share, for the write-off of business process reengineering costs previously capitalized. Such costs are being expensed as incurred prospectively.

         SOP 98-5, Reporting on the Cost of Start-Up Activities, requires that costs of start-up activities, as well as organizational costs, be expensed as incurred. The initial application has been reported by IVAX as a cumulative effect of a change in accounting principle reflecting a write-off of start-up costs of $3,048, or $.03 per share, previously capitalized and included in "Other assets" in the accompanying consolidated balance sheet as of December 31, 1997. The initial application is shown effective January 1, 1998, in accordance with the provisions of SOP 98-5.

         RECENTLY ISSUED ACCOUNTING STANDARDS - IVAX is required to adopt SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, in the first quarter of 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Management believes that the adoption of SFAS No. 133 will not have a material impact on IVAX's consolidated financial statements.

 (3) RESTRUCTURING COSTS AND ASSET WRITE-DOWNS:

         During 1996, IVAX instituted a restructuring program aimed at reducing costs and enhancing operating efficiency at its United States generic pharmaceutical operations. The restructuring program primarily involved facility consolidations, workforce reductions and other cost saving measures. As a result, during 1996, IVAX recorded a pre-tax charge of $13,174 associated with the United States generic pharmaceutical operations comprised of $2,324 for severance and other employee termination benefits; $3,000 for plant closure and related costs; and $7,850 to reduce the carrying value of facilities to be closed and held for sale to their estimated fair market value. The employee termination benefits during 1996 primarily represent severance pay and other benefits associated with the elimination of approximately 358 employee positions in the manufacturing, sales and marketing and research and development areas of IVAX's United States generic pharmaceutical operations.

         Also during 1996, IVAX management reevaluated the carrying value of goodwill related to those assets held and used in IVAX's United States generic pharmaceutical operations. This reevaluation was necessitated by management's determination that the expected future results of operations and cash flows from that business would be substantially lower than previously expected. As a result, IVAX recorded a charge of $55,899 to reduce the carrying value of goodwill related to those operations. See Note 7, Discontinued Operations, for a discussion of asset write-downs of the specialty chemicals business.

         During 1997, IVAX continued its ongoing efforts to reduce costs and enhance operating efficiency by initiating further restructuring programs primarily at its corporate headquarters and United States generic pharmaceutical operations. As a result, during 1997, IVAX recorded a pre-tax charge of $14,274 comprised of $5,094 for severance and other employee termination benefits and $9,180 for certain costs associated primarily with further manufacturing facility closures and additional costs associated with facilities held for sale in connection with the 1996 restructuring program. The employee termination benefits during 1997 primarily represent severance pay and other benefits associated with the elimination of approximately 275 employee positions at IVAX's corporate headquarters and throughout all functions of IVAX's United States generic pharmaceutical operations. In addition, IVAX recorded a charge of $23,814 to reduce the carrying value of certain assets to their estimated fair market value in conjunction with these initiatives.

         During 1998, IVAX continued its ongoing efforts to reduce costs and enhance operating efficiency by initiating restructuring programs at its United Kingdom pharmaceutical operations and continuing restructuring of its United States pharmaceutical operations. During the first quarter of 1998, IVAX recorded a pre-tax charge of $696 comprised of $481 for severance and other employee termination benefits and $215 for the write-down of leasehold improvements associated with the consolidation of certain packaging operations in the United Kingdom. During the third quarter of 1998, IVAX recorded a pre-tax charge of $12,866, comprised of $3,167 for severance and other employee termination benefits, $4,308 associated with lease commitments, and $5,391 in asset write-downs resulting from management's reevaluation of the carrying value of certain long-lived assets primarily in conjunction with initiatives to further consolidate facilities of IVAX's United Kingdom operations. This restructuring plan will eliminate 360 positions from the workforce throughout all functions.

         Also, during 1998, IVAX recorded a pre-tax charge of $15,647 comprised of $2,657 for severance and other employee termination benefits, $4,432 for estimated plant closure costs and $8,558 for asset write-downs resulting from management's decision to cease manufacturing at its Northvale, New Jersey pharmaceutical facility and the reevaluation of the carrying value of certain long-lived assets of IVAX's domestic generic pharmaceutical operations due to facility consolidation and market conditions. The New Jersey restructuring plan will eliminate 165 positions. This restructuring and the continued consolidation of manufacturing is anticipated to generate approximately $3,400 of annual pre-tax cost savings. This impact was offset by the reversal of $16,987 of previously recorded restructuring reserves, primarily related to two facilities that were sold in 1998, that ultimately were not needed.

         Pursuant to the restructuring programs, during 1998 IVAX sold its Ft. Lauderdale, Florida office, packaging and warehouse facility, its Syosset, New York pharmaceutical manufacturing facility, its Kirkland, Quebec, Canada pharmaceutical manufacturing facility, and its Shreveport, Louisiana pharmaceutical manufacturing facility and closed two of its London, England manufacturing facilities. During 1997, IVAX consolidated its United States pharmaceutical distribution facilities into a single leased distribution center in Kenton County, Kentucky. IVAX also expects to cease manufacturing at its Northvale, New Jersey manufacturing facility in 1999. Production from these facilities has been or will be transferred to other IVAX manufacturing facilities.

         These restructuring costs and asset write-downs are shown as "Restructuring costs and asset write-downs" in the accompanying consolidated statements of operations. Management determined the amount of the write-downs by estimating the fair market value of the impaired assets using various valuation techniques, including discounted cash flow analysis, independent appraisals and third party offers.

         The components of the restructuring costs and asset write-downs, spending and other activity, as well as the remaining reserve balances at December 31, 1998, 1997 and 1996, which are included in "Property, plant and equipment, net" and in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets, are as follows:


                                                                     EMPLOYEE
                                                     ASSET          TERMINATION          PLANT
                                                  WRITE-DOWNS        BENEFITS          CLOSURES           TOTAL
                                                 ------------     -------------     -------------    --------------
   1996 restructuring costs and asset
      write-downs                                $      63,749   $        2,324    $       3,000     $       69,073
   Cash payments during 1996                                --             (370)            (346)              (716)
   Non-cash activity                                   (63,749)              --               --            (63,749)
                                                 -------------   --------------    -------------     --------------
      Balance at December 31, 1996                          --            1,954            2,654              4,608
   1997 restructuring costs and asset
      write-downs                                       23,814            5,094            9,180             38,088
   Cash payments during 1997                                --           (2,400)          (1,360)            (3,760)
   Non-cash activity                                   (23,814)            (101)          (1,107)           (25,022)
                                                 -------------   --------------    -------------     --------------
      Balance at December 31, 1997                          --            4,547            9,367             13,914
   1998 restructuring costs and asset
      write-downs charged                               14,164            6,305            8,740             29,209
   Reversal of restructuring costs and
      asset write-downs charged in
      prior years                                       (8,804)            (442)          (7,741)           (16,987)
   Cash payments during 1998                               --            (3,538)          (3,042)            (6,580)
   Non-cash activity                                   (5,360)           (1,098)             936             (5,522)
                                                 -------------   --------------    -------------     --------------
      Balance at December 31, 1998             $            --    $       5,774     $      8,260     $       14,034
                                                ==============   ==============   ==============    ===============


(4) MERGERS AND ACQUISITIONS:

         On March 1, 1996, IVAX acquired Elvetium S.A. (Argentina), Alet Laboratorios S.A.E.C.I. y E. and Elvetium S.A. (Uruguay), three affiliated companies engaged in the manufacture and marketing of pharmaceuticals in Argentina and Uruguay, in exchange for 1,490,909 shares of IVAX common stock. Although the acquisition was accounted for using the pooling-of-interests method of accounting, the acquisition was recorded as of January 1, 1996, and the accompanying consolidated financial statements have not been restated to give retroactive effect to the acquisition due to the immateriality of the related amounts.

         In 1996, IVAX increased its ownership interest in Galena to 74% with additional open market purchases totaling $12,362.

(5) DIVESTITURES:

         Effective May 30, 1997, IVAX sold McGaw for $320,000 in cash (subject to certain post-closing adjustments), additional payments of up to $80,000 contingent upon the combined operating results of McGaw and the buyer's principal United States operating subsidiary and certain royalties based on sales of McGaw's Duplex(TM) drug delivery system.

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

         Effective July 14, 1998, IVAX completed the sale of its personal care products business for $84,700 (after certain post-closing adjustments). At closing, IVAX received $35,000 in cash and a $50,000 secured note due November 30, 1998. On August 27, 1998, IVAX sold the $50,000 note, without recourse, for $48,500 in cash. In addition, IVAX received a note for $2,500, as partial consideration from the sale of one of the personal care products subsidiaries. The note is payable at $250 of principal plus interest per quarter. As of December 31, 1998, $2,250 of the gain on sale related to this note was deferred and will be recognized as the note is collected.

         The gain on sale and results of operations of the intravenous products, specialty chemicals businesses and personal care products business were classified as part of discontinued operations for all periods presented (See Note 7, Discontinued Operations).

(6) SALE OF PRODUCT RIGHTS:

         On September 18, 1997, IVAX sold the United States and Canadian marketing rights to its proprietary drug Elmiron(R) and three additional urology products to ALZA Corporation ("ALZA"). IVAX retained the rights to these products outside of the United States and Canada. IVAX received $75 million in up-front payments in 1997 and royalty and milestone payments based on the achievement of specified sales levels of Elmiron(R) in 1998. Royalty and milestone payment receivables from ALZA included in "Other current assets" in the accompanying consolidated balance sheets totaled $10,005 and $561 at December 31, 1998 and 1997, respectively. IVAX may receive additional royalty and milestone payments from ALZA based on sales of the products during the next few years. Included in "Other income, net" in the accompanying consolidated statements of operations for the year ended December 31, 1997, is a $43,224 gain on the sale transaction. The gain is net of $15,000 in reserves provided for a related research and development cost-sharing arrangement included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheet as of December 31, 1997, the write-off of $11,774 in certain assets of the domestic proprietary pharmaceutical operations, $3,000 in payments due to a third party associated with an existing licensing agreement, and $2,002 primarily in severance and other employee termination benefits associated with workforce reductions in IVAX's domestic proprietary pharmaceutical operations. On July 24, 1998, IVAX and ALZA terminated the research and development cost-sharing arrangement and, as a result of the termination, the reserve of $15,000 was reversed during the third quarter of 1998, reflecting an adjustment to increase the previously recognized gain on the sale of those product rights.

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


                                                                               YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                       1998             1997              1996
                                                                  --------------    -------------    --------------

     INTRAVENOUS PRODUCTS (THROUGH MAY 30, 1997)
         Net revenues(1)                                          $           --    $     140,634    $      343,028
                                                                  ==============    =============    ==============
         Income from operations before taxes(2)                  $            --    $       3,770    $       13,759
         Income tax benefit                                                   --             (427)           (6,771)
                                                                  --------------    -------------    --------------
              Income from operations                              $           --    $       4,197    $       20,530
                                                                  --------------    -------------    --------------
     PERSONAL CARE PRODUCTS (THROUGH JULY 14, 1998)
         Net revenues (1)                                         $       42,583    $      73,870    $       80,000
                                                                  ==============    =============    ==============
         Income (loss) from operations before taxes(2)            $           --    $     (18,254)   $        6,089
         Income tax provision                                                 --            3,283             1,686
                                                                  --------------    -------------    --------------
              Income (loss) from operations                       $           --    $     (21,537)   $        4,403
                                                                  --------------    -------------    --------------
     SPECIALTY CHEMICALS(3)
         Net revenues(1)                                          $          850    $      41,562    $       67,857
                                                                  ==============    =============    ==============
         Loss from operations before taxes(2)                     $           --    $      (1,749)   $      (53,274)
         Income tax provision (benefit)                                       --            2,235            (4,651)
                                                                  --------------    -------------    --------------
              Loss from operations                                $           --    $      (3,984)   $      (48,623)
                                                                  --------------    -------------    --------------
              Sub-total income (loss) from operations             $           --    $     (21,324)   $      (23,690)
                                                                  --------------    -------------    --------------
     DIVESTITURES (SEE NOTE 5)
         Pre-tax gain on divestitures                             $       48,904    $      44,715    $           --
         Income tax provision                                                 --           32,092                --
                                                                  --------------    -------------    --------------
         Net gain on divestitures                                 $       48,904    $      12,623    $           --
                                                                  --------------    -------------    --------------
     Total income (loss) from discontinued operations             $       48,904    $      (8,701)   $      (23,690)
                                                                  ==============    =============    ==============

----------------------
(1) Net revenues include intersegment sales of $14, $569 and $2,165 for 1998, 1997 and 1996, respectively.
(2) Includes an allocation of interest expense of $(232), $5,799 and $6,556 for 1998, 1997 and 1996, respectively, based on the ratio of net assets of each of the discontinued businesses to IVAX's consolidated total capital.
(3) Includes results of operations of a significant portion of the specialty chemical business through its sale during the third quarter of 1997 and the results of operations of the vacuum pump fluids business through its sale in February 1998.

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

         IVAX has completed the divestiture of its businesses classified as discontinued operations.

(8) INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES:

         IVAX has ownership interests of 50% in various other unconsolidated affiliates. Undistributed earnings of these affiliates, as well as IVAX's equity in their earnings, were not significant in any of the periods presented in the accompanying consolidated financial statements.

         At December 31, 1998 and 1997, IVAX held marketable equity securities which it classified as available-for-sale. Based on quoted market prices, the securities are stated at fair value of $785 and $3,405, respectively, and are included in "Other assets" in the accompanying consolidated balance sheets. At December 31, 1998 and 1997, net unrealized losses of $4 and $963, respectively, are included in "Accumulated other comprehensive loss" in the accompanying consolidated balance sheets.

(9) DEBT:

Long-term debt consists of the following:


                                                                                            DECEMBER 31,
                                                                                  ---------------------------------
                                                                                      1998                1997
                                                                                  -------------      --------------
   6-1/2% Convertible Subordinated Notes due 2001. Interest payable semi-annually. Convertible at the option of the holders into 2,364 and 2,867 shares of common stock at December 31, 1998 and 1997, respectively, at a
   conversion rate of $31.75 per share.                                           $      75,066      $       91,025
Industrial revenue bonds due 2008.  Collateralized by mortgages on real property and equipment and a standby letter of credit.  Interest payable semi-annually at adjustable rates (4.35% at December 31,
   1997).                                                                                    --               6,700

International subsidiaries' debt                                                          3,551               3,862
Other                                                                                        49                 464
                                                                                  -------------      --------------
Total long-term debt                                                                     78,666             102,051
Current portion of long-term debt                                                           890               7,858
                                                                                  -------------      --------------
Long-term portion of long-term debt                                               $      77,776      $       94,193
                                                                                  =============      ==============

         During 1997, IVAX utilized a portion of the proceeds from the sale of its intravenous products business (See Note 5, Divestitures) to pay the $270,147 then outstanding balance of its revolving credit facility. The facility was terminated in conjunction with this payment, resulting in IVAX recording an extraordinary loss of $2,137 primarily related to the write-off of deferred financing costs.

         In July 1998, IVAX's Board of Directors authorized the repurchase of $20,000 face value of its 6 1/2% Convertible Subordinated Notes. In December 1998, IVAX's Board of Directors renewed its authorization to purchase up to $20,000 face value of the Notes, which includes the amount remaining unpurchased from the July authorization. During 1998, IVAX repurchased a total of $15,959 face value of its 6 1/2% Convertible Subordinated Notes due November 2001. An extraordinary gain of $1,121 was recorded relating to the repurchase.

         Certain of IVAX's international subsidiaries maintain relationships with foreign banks providing uncommitted borrowings in the aggregate amounts of approximately $6,500 and $7,033 at December 31, 1998 and 1997, respectively. Outstanding borrowings under these lines of credit totaled $1,229 and $4,025 at December 31, 1998 and 1997, respectively, and are included as "Loans payable" in the accompanying consolidated balance sheets.

         The estimated fair values of IVAX's long-term debt are as follows:

                                                                                            DECEMBER 31,
                                                                                  ---------------------------------
                                                                                      1998                1997
                                                                                  -------------      --------------
         6 1/2% Convertible Subordinated Notes due 2001                           $      72,063      $       77,826
         Other                                                                            3,600              11,026
                                                                                  -------------      --------------
                                                                                  $      75,663      $       88,852
                                                                                  =============      ==============

         Fair value of the 6 1/2% Convertible Subordinated Notes due 2001 is based on available quoted market prices. Management believes that the carrying amounts of other debt approximate the fair value.

         The stated future maturities of all long-term debt for the next five years and thereafter are approximately $890, $778, $75,722, $638, $638 and $0, respectively.

(10) INCOME TAXES:

         The provision (benefit) for income taxes on continuing operations consists of the following:

                                                                               YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                       1998             1997              1996
                                                                  --------------    -------------    --------------
         Current
             U.S. Federal                                         $           --    $          --    $      (25,033)
             State                                                            --               --            (4,140)
             Puerto Rico and the U.S. Virgin Islands                         509              679             3,093
             Foreign                                                       5,915            9,293            23,835
         Deferred                                                          3,623           50,194           (50,243)
                                                                  --------------    -------------    --------------
                                                                  $       10,047    $      60,166    $      (52,488)
                                                                  ==============    =============    ==============

         The components of income (loss) from continuing operations before income taxes and minority interest are as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                       1998             1997              1996
                                                                  --------------    -------------    --------------

         United States                                            $       29,128    $    (189,427)   $     (276,693)
         Puerto Rico and the U.S. Virgin Islands                            (991)           4,389            16,993
         Foreign                                                           6,124           29,756            77,577
                                                                  --------------    -------------    --------------
                                                                  $       34,261    $    (155,282)   $     (182,123)
                                                                  ==============    =============    ==============

         A reconciliation of the difference between the expected provision (benefit) for income taxes using the statutory U.S. Federal tax rate and IVAX's actual provision is as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                       1998             1997              1996
                                                                  --------------    -------------    --------------

         Tax using statutory U.S. Federal tax rate                $       11,991    $     (54,349)   $      (63,743)
         Effect of state income taxes                                         --               --            (3,908)
         Write-down of non-deductible cost in excess of
             net assets of acquired companies                                 71            3,270            20,057
         Establishment/(reduction) of valuation
             allowance on deferred tax assets                            (10,575)         114,660                --
         Foreign tax rate differential                                    (2,476)          (5,949)           (7,879)
         Effect of Puerto Rico taxes and tollgate                            509              679             3,876
         Puerto Rico and U.S. possessions tax incentives                      --           (1,536)           (5,734)
         Foreign operating losses                                          3,523            3,568             3,439
         Tax claims and other matters                                      3,033
         Other                                                             3,971             (177)            1,404
                                                                  --------------    -------------    --------------
                                                                  $       10,047    $      60,166    $      (52,488)
                                                                  ==============    =============    ==============

         During 1997, IVAX established $114,660 in valuation allowances, primarily against its domestic deferred tax assets generated from losses incurred by its domestic operations. Previously reserved net operating loss carryforwards were utilized to offset domestic taxable income in 1998 and, as a result, the valuation allowance was reduced by $44,975 in 1998. The $44,975 reduction was comprised of a $10,575 decrease related to utilization against domestic continuing operations, a $28,200 decrease due to utilization against domestic discontinued operations, and a $6,200 decrease related to an adjustment to the domestic net operating loss carryforward based on adjustments made to prior tax periods. The domestic deferred tax asset is fully reserved as of December 31, 1997 and 1998. Management expects that it will continue to maintain valuation allowances related to any future deferred tax assets generated from its domestic operations until such time as sustainable domestic taxable income is achieved.

         Deferred taxes arise due to timing differences in reporting of certain income and expense items for book purposes and income tax purposes. A detail of the significant components of deferred tax assets (liabilities) included in "Other current assets," "Other assets" and "Other long-term liabilities," in the accompanying consolidated balance sheets is as follows:

                                                                                            DECEMBER 31,
                                                                                  ---------------------------------
                                                                                      1998                1997
                                                                                  -------------      --------------

         Accounts receivable allowances                                           $      13,710      $          485
         Reserves and accruals                                                           22,411              30,401
         Differences in capitalization of inventory costs                                   321                 434
         Other                                                                             (337)              3,920
         Valuation allowance                                                            (34,851)            (33,903)
                                                                                  -------------      --------------
                  Amount included in "Other current assets"                               1,254               1,337
                                                                                  -------------      --------------
         Basis differences on fixed assets                                                9,085               8,932
         Depreciation differences on fixed assets                                         3,731               9,566
         Recognition of revenue                                                            (708)               (410)
         Carrying value of long-term assets                                               8,266               6,952
         Other                                                                            1,991               2,865
         Tax credits                                                                     10,946               9,891
         Net operating losses                                                            55,776             105,745
         Valuation allowance                                                            (73,407)           (119,330)
                                                                                  -------------      --------------
                  Amount included in "Other assets"                                      15,680              24,211
                                                                                  -------------      --------------
         Other                                                                           (2,314)             (5,914)
                                                                                  -------------      --------------
                  Amount included in "Other long-term liabilities"                       (2,314)             (5,914)
                                                                                  -------------      --------------
                  Net deferred tax asset                                          $      14,620      $       19,634
                                                                                  =============      ==============

         Income from Zenith Laboratories, Inc.'s ("Zenith's") Puerto Rico manufacturing operations is subject to certain tax exemptions under the terms of a grant from the Puerto Rico government which was extended during 1998 and now expires in 2017. The grant reduced tax expense by approximately $0, $575, and $1,837 for the years ended December 31, 1998, 1997 and 1996, respectively. Under the terms of the grant, Zenith is required to maintain certain employment levels.

         IVAX has historically received a United States tax credit under
Section 936 of the Internal Revenue Code for certain income generated by its Puerto Rico and Virgin Islands operations. For 1998, 1997 and 1996, this credit was approximately $0, $1,536, and $5,734, respectively, and completely offset the entire United States tax liability of such operations. In 1996, Congress repealed the Section 936 tax credit and it will be phased out over 5 years beginning in 2001.

         At December 31, 1998, IVAX has a U.S. net operating loss carryforward of $145,846, which is comprised of:

           BEGIN TO EXPIRE          ANNUAL LIMITATION                AMOUNT
           ---------------          -----------------                ------
               2002                               --                $ 9,000
               2003                           $3,000                 28,910
               2006                               --                  3,106
               2007                               --                  6,771
               2012                               --                 98,059
                                                                -----------
                                                                  $ 145,846
                                                                ===========
         The deferred tax asset related to the future benefit of these net operating loss carryforwards has been reduced to zero by a valuation allowance at December 31, 1998.

         The $3,106 of net operating loss carryforwards, which will begin to expire in 2006, relate to the exercise of certain stock options, and, as a result, the benefits recognized from the reduction of the valuation allowances related to these net operating loss carryforwards will increase paid in capital. This increase will be recorded once the domestic valuation allowance has been fully utilized.

         At December 31, 1998, IVAX had consolidated tax credit carryforwards of $10,946. The tax credits are comprised of foreign tax credits of $3,053, which begin to expire in 1999, $1,131 of research and development credits, which begin to expire in 2008, and $6,762 of minimum tax credits, which never expire.

         Realization of the net deferred tax asset of $14,620, which relates to foreign operations, is dependent upon generating sufficient future foreign taxable income. Although realization is not assured, management believes it is more likely than not that the remaining additional net deferred tax asset will be realized based upon estimated future taxable income of IVAX's foreign operations and, accordingly, no valuation allowances for this asset were deemed necessary at December 31, 1998. Management's estimates of future taxable income are subject to revision due to, among other things, regulatory and competitive factors affecting the pharmaceutical industries in the markets in which IVAX operates.

         United States taxes have not been provided on undistributed earnings of foreign subsidiaries, as such earnings are being retained indefinitely by such subsidiaries for reinvestment. The distribution of these earnings would first reduce the domestic valuation allowance before resulting in additional United States taxes.

         Minority interest included in the accompanying consolidated statements of operations is net of a provision for income taxes of $996, $2,228, and $3,116 for the years ended December 31, 1998, 1997 and 1996, respectively.

(11) 401(k) PLANS:

         IVAX's employees within the United States, the United States Virgin Islands and Puerto Rico are eligible to participate in 401(k) retirement plans, which permit pre-tax employee payroll contributions (subject to certain limitations) and discretionary employer matching contributions. Total matching contributions (including those of discontinued operations) for the years ended December 31, 1998, 1997 and 1996 were $647, $2,025 and $3,272, respectively, a portion of which was made in IVAX common stock in 1996.

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

         The 1997 Plan permits the issuance of options to employees and consultants to purchase up to 4,000 shares of IVAX common stock. The 1994 Plan permits the issuance of options to employees, non-employee directors and consultants to purchase up to 7,000 shares of IVAX common stock. Both plans provide that the exercise price of the issued options shall be no less than the fair market value of the common stock on the date of grant and that the option term of such options shall not exceed ten years.

         The following table presents additional information concerning the activity in the stock option plans (number of shares in thousands):

                                          1998                         1997                        1996
                               ---------------------------  --------------------------  ---------------------------
                                               WEIGHTED                     WEIGHTED                      WEIGHTED
                                  NUMBER        AVERAGE       NUMBER         AVERAGE       NUMBER         AVERAGE
                                 OF SHARES   EXERCISE PRICE  OF SHARES   EXERCISE PRICE  OF SHARES      EXERCISE PRICE
                                 ---------   --------------  ---------   --------------  ---------     ---------------
Balance at beginning of year       10,057     $      19.87      10,102     $     22.50      10,198     $      20.51
   Granted                          5,364             8.75       2,487           10.67       2,621            26.07
   Exercised                         (398)            7.44         (42)           3.59      (1,881)           16.93
   Terminated                      (6,060)           19.16      (2,490)          21.61        (836)           21.90
                               ----------                   ----------                  ----------
Balance at end of year              8,963            14.25      10,057           19.87      10,102            22.50
                               ==========                   ==========                  ==========
Exercisable at December 31,         4,930  $         17.43       6,220  $        20.62       4,454  $         21.51



     The following table summarizes information about fixed stock options outstanding at December 31, 1998 (number of shares in thousands):


                                        OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                          -------------------------------------------------        --------------------------------
                          NUMBER       WEIGHTED AVERAGE            WEIGHTED              NUMBER            WEIGHTED
     RANGE OF           OUTSTANDING        REMAINING               AVERAGE            EXERCISABLE          AVERAGE
  EXERCISE PRICES       AT 12/31/98    CONTRACTUAL LIFE       EXERCISE PRICE           AT 12/31/98      EXERCISE PRICE
------------------      -----------    ----------------       --------------          ------------      --------------
     0.00 -   3.64                 1          3.6              $         3.57                   1     $         3.57
     3.64 -   7.28               211          5.6                        6.81                  66               6.68
     7.28 -  10.91             4,973          5.3                        8.88               1,576               8.50
    10.91 -  14.55               293          4.9                       12.22                 120              12.25
    14.55 -  18.19               212          3.1                       16.51                 211              16.52
    18.19 -  21.83             1,902          2.1                       20.42               1,808              20.41
    21.83 -  25.47               464          3.3                       22.94                 464              22.94
    25.47 -  29.10               752          3.5                       26.86                 534              26.95
    29.10 -  32.74                21          3.1                       31.09                  16              31.27
    32.74 -  36.38               134          2.1                       34.88                 134              34.88
                      --------------                                              ---------------
                               8,963          4.3                       14.25               4,930              17.43
                      ==============                                              ===============


         In December 1997, IVAX instituted a stock option exchange program in which it offered holders of certain outstanding out-of-the-money stock options, excluding executive officers and directors of IVAX, the right to exchange such options for the same or a lesser number of new options with a lower exercise price and, in some cases, a modified vesting schedule and term. As a result of the exchange program, on January 23, 1998, approximately 3,000 stock options with exercise prices ranging from $9.88 to $34.88 were exchanged for approximately 2,100 stock options with an exercise price of $8.33.

         IVAX's pro forma net income (loss), pro forma net income (loss) per common share and pro forma weighted average fair value of options granted, with related assumptions, assuming IVAX had adopted the fair value method of accounting for all stock-based compensation arrangements consistent with the provisions of SFAS No. 123, using the Black-Scholes option pricing model for all options granted after January 1, 1995, are indicated below:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                -----------------------------------
                                                                                     1998                1997
                                                                                ---------------    ----------------
         Pro forma net income (loss)                                            $        65,973       $    (241,452)
         Pro forma net income (loss) per common share                           $           .55       $       (1.99)
         Pro forma weighted average fair value of options granted               $          2.29       $        7.20
         Expected life (years)                                                              4.6                 4.8
         Risk-free interest rate                                                    4.37%-5.65%         5.51%-6.75%
         Expected volatility                                                                27%                 28%
         Dividend yield                                                                      0%                  0%

         As the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

         In December 1997, IVAX's Board of Directors approved a share repurchase program authorizing IVAX to repurchase up to 5,000 shares of IVAX common stock. In December 1998, IVAX's Board of Directors approved an increase of 7,500 shares, to a total of 12,500 shares of IVAX common stock that may be repurchased. Through December 31, 1998, IVAX repurchased 7,080 shares of common stock at a total cost, including commissions, of $65,932. Under Florida law, repurchased shares constitute authorized but unissued shares.

         CONVERTIBLE DEBT - At December 31, 1998 and 1997, IVAX had outstanding $75,066 and $91,025, respectively of 6 1/2% Convertible Subordinated Notes due 2001 (See Note 9, Debt). The notes are convertible at the option of the holders into 2,364 and 2,867 shares, respectively, of IVAX common stock at a conversion rate of $31.75 per share.

         DIVIDENDS - IVAX did not pay dividends during the years ended December 31, 1998 and 1997. During the year ended December 31, 1996, IVAX paid a cash dividend of $.05 per share with respect to its common stock, totaling $6,057.

 (13)  BUSINESS SEGMENT INFORMATION:

         IVAX is a holding company whose subsidiaries operate in the pharmaceutical business and are engaged in the development, manufacture, marketing and sale of pharmaceutical products. Pharmaceutical products include prescription drugs, over-the-counter products and animal health products. See
Note 5, Divestitures, and Note 7, Discontinued Operations, for information regarding operations that have been sold. IVAX adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, as of December 31, 1998.

                                              UNITED         UNITED         CZECH
GEOGRAPHIC AREAS:                             STATES         KINGDOM       REPUBLIC          OTHER           TOTAL
-----------------                             ------         -------       --------         -------         -------

Net revenues                   1998     $     291,882     $   203,863     $   19,076     $  123,102     $   637,923
                               1997           199,208         217,489         22,595        154,994         594,286
                               1996           292,285         228,431         27,343        110,686         658,745

Long-lived assets              1998            83,007         149,569         25,645         17,324         275,545
                               1997            84,704         125,040         15,485         30,592         255,821
                               1996           165,422         103,791         17,301         23,861         310,375

         No single customer accounted for 10% or more of IVAX's consolidated net revenues for any of the three years ended December 31, 1998. Other revenues included in net revenues in the accompanying consolidated statements of operations consist of license fees and royalties totaling $56,087 (including $18,000 from the settlement of patent litigation with Abbott Laboratories discussed in Note 14), $11,542 and $31,307 in 1998, 1997 and 1996, respectively. Long-lived assets excludes the long-term net deferred tax asset included in "Other assets" on the accompanying consolidated balance sheets.

(14) COMMITMENTS AND CONTINGENCIES:

         LEASES - IVAX leases office, plant and warehouse facilities and automobiles under noncancellable operating leases. Motor vehicles, production equipment and certain manufacturing facilities are also leased under capital leases. Rent expense for the three years ended December 31, 1998 totaled approximately $5,226, $5,022 and $5,540, respectively. The future minimum lease payments under noncancellable capital leases and their related assets recorded at December 31, 1998 and 1997 were not material. The future minimum lease payments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 1998, were as follows:

                                                           OPERATING
                                                             LEASES
                                                        -------------
                  1999                                  $       5,131
                  2000                                          4,615
                  2001                                          3,018
                  2002                                          2,022
                  2003                                          1,272
                  Thereafter                                    4,781
                                                        -------------
                  Total minimum lease payments          $      20,839
                                                        =============

         LEGAL PROCEEDINGS - In April 1995, Zenith received approvals from the FDA to manufacture and market the antibiotic cefaclor in capsule and oral suspension formulations. Cefaclor is the generic equivalent of Ceclor(R), a product of Eli Lilly and Company ("Lilly"). On April 27, 1995, Lilly filed a lawsuit against Zenith and others in federal court alleging that Zenith's cefaclor raw material supplier, a third party unaffiliated with IVAX, manufactured cefaclor raw material in a manner which infringed two process patents owned by Lilly, and that Zenith and the other defendants knowingly and willfully infringed and induced the supplier to infringe the patents by importing the raw material into the United States. The lawsuit seeks to enjoin Zenith and the other defendants from infringing or inducing the infringement of the patents and from making, using or selling any product incorporating the raw material provided by such supplier, and seeks an unspecified amount of monetary damages and the destruction of all cefaclor raw material manufactured by the supplier and imported into the United States. In August 1995, the Court denied Lilly's motion for preliminary injunction which sought to prevent Zenith from selling cefaclor until the merits of Lilly's allegations could be determined at trial. On May 10, 1996, the United States Court of Appeals for the Federal Circuit affirmed the district court's denial of Lilly's motion for preliminary injunction. On February 28, 1997, Lilly filed an amended complaint alleging the infringement of an additional patent. Lilly subsequently filed a second amended complaint but did not revise its allegations regarding Zenith. Zenith has filed a motion for partial summary judgment, which remains pending. Zenith ceased selling cefaclor in January 1997, when it announced a recall in the United States of cefaclor as a result of the recall by Zenith's supplier of raw material used to manufacture the product.

         On April 18, 1997, Lilly initiated another federal court action involving cefaclor against various defendants, including Zenith. With respect to Zenith, the complaint asserts claims for violation of the Lanham Act, unfair competition under New Jersey state law, common law unfair competition and unjust enrichment. Also named as defendants are Roussel Corporation, Roussel UCLAF Holdings Corporation, Roussel UCLAF S.A., Hoechst Marion Roussel North America, and Biochimica Opos S.p.A. (collectively, the "Roussel Defendants"), The Rugby Group, Inc., and Rugby Laboratories, Inc. (collectively, "Rugby"), and American Home Products Corporation and American Cyanamid Company (collectively, the "American Home Defendants"). The claims asserted against the American Home Defendants and Rugby are essentially the same as those asserted against Zenith. Additional claims are asserted against the Roussel Defendants, including fraud, negligent misrepresentation, common law conspiracy, tortious interference with business relations, and violations of both the federal and state Racketeer Influenced And Corrupt Organizations Acts. All of the asserted claims arise out of what Lilly contends were fraudulent misrepresentations to Lilly and the Food and Drug Administration ("FDA") by Biochimica Opos S.p.A. ("Opos"), Zenith's supplier of cefaclor raw material, regarding the methods utilized by Opos to manufacture bulk cefaclor and the location of the manufacturing facility of such cefaclor. According to Lilly, through these alleged misrepresentations, Opos fraudulently obtained approval from FDA to market bulk cefaclor in the United States. The claims asserted against Zenith are predicated on Zenith's sale in the United States of retail dosage units of cefaclor manufactured using Opos' bulk cefaclor. Lilly alleges that Zenith, in marketing and selling retail dosage units of cefaclor manufactured from Opos' bulk cefaclor, used false and misleading descriptions and representations regarding Zenith's cefaclor product. The relief sought by Lilly against Zenith, jointly and severally with the American Home Defendants and Rugby, is an accounting to Lilly for any and all profits derived by Zenith from the sale of cefaclor and an award of damages to Lilly, in an unspecified amount, allegedly sustained by Lilly as a result of Zenith's alleged acts of misrepresentation and unfair competition. Lilly further seeks an award of treble damages and litigation costs, including attorneys' fees and interest. Under its unjust enrichment claim, Lilly seeks restitution in an unspecified amount against Zenith, jointly and severally with the other defendants. Zenith filed a motion to dismiss in June 1997, which was granted in June 1998. Plaintiffs filed an amended complaint and, in November 1998, Zenith filed another motion to dismiss which remains pending.

         In November 1996, individuals purporting to be shareholders of IVAX filed a class action complaint against IVAX and certain of its current and former officers or directors in federal court which consolidates, amends and supplements a number of similar complaints filed earlier in 1996. The plaintiffs seek to act as representatives of a class consisting of all purchasers of IVAX common stock between July 31, 1995 and June 27, 1996. The consolidated amended complaint alleges violations of federal securities laws and also asserts a claim for negligent misrepresentation. The complaint generally asserts that IVAX made untrue statements of material fact and omitted to state material facts necessary to make statements made not misleading in its public disclosure documents and in communications to the public regarding its operations and financial results and that its financial statements were not prepared in accordance with generally accepted accounting principles. These allegations are centered around claims that IVAX failed to disclose that product sales were subject to shelf stock adjustments and failed to establish reserves for such adjustments. On August 18, 1998, the court dismissed the action without prejudice and, on September 30, 1998, plaintiffs filed an amended complaint. In general, the amended complaint seeks an unspecified amount of compensatory damages, pre-judgment interest, litigation costs and attorney's fees. On November 9, 1998, IVAX filed a motion to dismiss the amended complaint, which remains pending.

         In 1997, two class action complaints were filed in federal court by individuals purporting to be shareholders of IVAX Corporation against IVAX, its chairman and its former chief financial officer. The two actions were subsequently consolidated, and the plaintiffs in the consolidated action seek to act as representatives of a class consisting of all persons who purchased IVAX common stock and/or call options during the period from August 2, 1996 through November 11, 1996, inclusive. The complaint alleges claims for violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 and for negligent misrepresentation. The complaint alleges, among other things, that during the class period defendants made untrue statements of material fact and omitted to state material facts necessary to make statements made not misleading in its statements to the public, including in a September 30, 1996 press release regarding IVAX's forecasted earnings for the third quarter of 1996. The complaint seeks unspecified compensatory damages, interest, attorneys' fees, costs of suit and unspecified other and further relief from the court. On March 30, 1998, the court dismissed the complaint with prejudice. An appeal was filed on May 19, 1998 and remains pending.

         In February 1993, Smith & Nephew, Inc., a Delaware corporation ("S&N"), filed an action against IVAX and Solopak, Inc., a Delaware corporation and wholly-owned subsidiary of IVAX ("Subsidiary"), in Illinois state court. S&N alleged that IVAX breached an Asset Purchase Agreement (the "Agreement"), dated February 28, 1992, among IVAX, the Subsidiary and S&N, pursuant to which, among other things, S&N agreed to sell to this Subsidiary substantially all of the assets of Smith & Nephew Solopak, a division of S&N (the "Division"), for $19 million in cash, by failing to close when all conditions precedent to the closing were satisfied. S&N further alleged that in November 1992, it sold the Division to another party for $13.5 million. S&N sought damages of $5.5 million, the difference between the $19 million purchase price specified in the Agreement and the eventual sale price, plus attorneys' fees and costs. S&N claimed additional unspecified damages resulting from IVAX's alleged interference with S&N's employees during the due diligence process. IVAX counterclaimed against S&N for breach of the Agreement and is seeking as damages the expenses incurred in connection with the failed acquisition plus attorneys' fees and costs. On July 17, 1998, the court granted IVAX's motion for summary judgement. S&N is expected to pursue an appeal of this decision.


         In December 1998, an action purporting to be a class action was filed in the United States District Court for the Southern District of Florida against Abbott Laboratories, Geneva Pharmaceuticals and Zenith, alleging a violation of Section 1 of the Sherman Antitrust Act. Plaintiffs purport to represent a class consisting of customers who purchased a certain proprietary drug directly from Abbott during the period beginning on October 29, 1998. Plaintiffs allege that, by settling patent-related litigation against Abbott in exchange for quarterly payments, the defendants engaged in an unlawful restraint of trade. The complaint seeks unspecified treble damages and injunctive relief.

         IVAX intends to vigorously defend each of the foregoing lawsuits, but their respective outcomes cannot be predicted. Any of such lawsuits, if determined adversely to IVAX, could have a material adverse effect on IVAX's financial position and results of operations. IVAX's ultimate liability with respect to any of the foregoing proceedings is not presently determinable.

         IVAX is involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. While it is not feasible to predict or determine the outcome of these proceedings, in the opinion of management, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on the financial position or results of operations of IVAX.

(15) QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

         The following tables summarize selected quarterly data of IVAX for the years ended December 31, 1998 and 1997:

                                             FIRST         SECOND          THIRD          FOURTH             FULL
                                            QUARTER        QUARTER        QUARTER         QUARTER            YEAR
                                            -------        -------        -------         -------           ------
1998

Net revenues(1)                         $     146,277  $      154,617  $     158,757  $     178,272  $      637,923
Gross profit                                   49,851          60,152         61,131         70,037         241,171
Income (loss) from continuing
   operations(2)                               (3,661)          3,577          7,488         17,213          24,617
Income (loss) from discontinued
   operations                                      --              --         40,733          8,171          48,904
Net income (loss)(4)                           (6,709)          3,577         48,536         26,190          71,594
Basic and diluted earnings (loss)
  per common share:
     Continuing operations                       (.03)           .03             .06            .15            0.21
     Discontinued operations                       --             --             .34            .06            0.41
     Net earnings (loss)(4)                      (.06)           .03             .41            .22            0.60
Cash dividends per share(5):                       --             --              --             --              --
Market prices per common share:
   High                                         $9.50         $10.56          $10.19         $12.56
   Low                                           6.19           8.44            7.38           7.31

1997

Net revenues(1)                         $     165,678  $     171,785   $     124,393  $     132,430  $      594,286
Gross profit                                   48,870         45,708           3,889         15,837         114,304
Loss from continuing
   operations(3)                              (11,092)       (52,824)        (78,754)       (76,864)       (219,534)
Income (loss) from discontinued
   operations                                   3,153          7,447         (11,380)        (7,921)         (8,701)
Net loss                                       (7,939)       (47,514)        (90,134)       (87,667)       (233,254)
Basic and diluted earnings (loss)
 per common share:
     Continuing operations                       (.09)          (.43)           (.65)          (.63)         (1.81)
     Discontinued operations                      .02            .06            (.09)          (.07)          (.07)
     Net loss                                    (.07)          (.39)           (.74)          (.72)         (1.92)
Cash dividends per share(5):                       --             --              --             --             --
Market prices per common share:
   High                                        $13.50         $11.75          $12.63         $11.13
   Low                                           9.63           6.50            8.75           6.63


------------------
(1)  Figures have been restated to conform to current classifications.

(2) The first, third, and fourth quarter of 1998 includes restructuring costs and asset write-downs of $696, $12,865, and ($1,339) respectively.

(3) The third and fourth quarter of 1997 includes restructuring costs of $4,359 and $9,915, respectively. The second and fourth quarter of 1997 includes asset write-downs of $20,500 and $3,314, respectively.

(4) The first quarter of 1998 was restated in the third quarter to reflect the adoption of SOP98-5, Reporting on the Cost of Start-Up Activities, which resulted in a $3,048 loss from the cumulative effect of a change in accounting principle.

(5) The declaration and payment of dividends is made at the discretion of IVAX's Board of Directors.

(16) SUBSEQUENT EVENTS:

         From January 1, 1999 through March 19, 1999, IVAX repurchased 4,236 shares of IVAX common stock at a total cost, including commissions, of $55,266. Cumulatively, IVAX has repurchased 11,316 shares of IVAX common stock at a total cost of $121,197 under the share repurchase program described in Note 12, Shareholders' Equity.

         On February 26, 1999, IVAX's Board of Directors approved an increase to 8,000 shares of IVAX common stock that may be issued under the 1997 Employee Stock Option Plan described in Note 12, Shareholders' Equity.