Form 10-K, Exhibit 13
period 2000-12-31
IVAX CORP /DE
filed 2001-03-30
CIK 772197

Exhibit 13









                                IVAX CORPORATION













                                      2000
                              FINANCIAL INFORMATION

                                TABLE OF CONTENTS


Selected Financial Data                                                       2

Management's Discussion and Analysis of Financial Condition
    and Results of Operations                                                 3

Report of Independent Certified Public Accountants                           15

2000 Consolidated Financial Statements                                       16

                             SELECTED FINANCIAL DATA

                                                                          Year Ended December 31,
                                                ---------------------------------------------------------------------------
                                                    2000           1999             1998            1997            1996
                                                -----------     -----------     -----------     -----------     -----------
                                                             (in thousands, except per share data)
OPERATING DATA
Net revenues (1)                                $   793,405     $   656,482     $   625,727     $   594,286     $   658,745
   Gross profit (1)                                 383,502         278,515         219,736         114,304         161,969
   Selling (1)                                       92,032          71,131          71,152         100,220          98,770
   General & administrative                          84,900          85,092          88,434         116,185         111,122
   Research and development (1)                      65,331          53,403          47,886          53,409          51,729
   Amortization                                       9,042           3,121           3,673           3,760           4,594
   Restructuring & asset write-downs                 (4,535)           (612)         12,222          38,088          69,073
   Merger expenses                                       --              --              --           2,343             557
                                                -----------     -----------     -----------     -----------     -----------
Operating income (loss)                             136,732          66,380          (3,631)       (199,701)       (173,876)
   Interest income                                   13,986           6,142          11,972           5,738           1,126
   Interest expense                                 (14,624)         (5,556)         (6,857)        (14,685)        (15,996)
   Other income                                      17,497          19,513          32,777          53,366           6,623
   Income taxes (benefit)                            13,214          14,850          10,047          60,166         (52,488)
   Minority interest                                   (608)         (2,085)            403          (4,086)         (5,354)
                                                -----------     -----------     -----------     -----------     -----------
Income (loss) from continuing operations            139,769          69,544          24,617        (219,534)       (134,989)
Income (loss) from discontinued operations               --             585          48,904          (8,701)        (23,690)
Net income (loss)                                   131,044          70,722          71,594        (233,254)       (160,752)
Basic earnings (loss) per common share:
   Continuing operations                               0.89            0.43            0.14           (1.21)          (0.76)
   Discontinued operations                               --              --            0.27           (0.05)          (0.13)
   Net earnings (loss)                                 0.83            0.44            0.40           (1.28)          (0.89)
Diluted earnings (loss) per common share:
   Continuing operations                               0.86            0.42            0.14           (1.21)          (0.76)
   Discontinued operations                               --              --            0.27           (0.05)          (0.13)
   Net earnings (loss)                                 0.80            0.43            0.40           (1.28)          (0.89)
Weighted average number of
   common shares outstanding:
   Basic                                            157,021         161,508         178,674         182,243         181,424
   Diluted                                          163,247         164,401         178,897         182,243         181,424
Cash dividends per common share                 $        --     $        --     $        --     $        --     $      0.05

BALANCE SHEET DATA
Working capital (2)                             $   438,490     $   124,373     $   269,511     $   238,918     $   415,927
Total assets                                      1,068,186         634,514         778,015         790,736       1,333,648
Total long-term debt, net of current portion        253,755          93,473          77,776          94,193         442,819
Shareholders' equity                                484,120         292,371         453,208         435,039         695,128

OTHER INFORMATION
Ratio of Earnings to Fixed Charges                     11.1            15.3             5.9            (9.7)          (10.5)

(1) Figures for 1999 and 1998 have been reclassified to conform to current classifications.
(2) Excludes net assets of discontinued operations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the 2000 Consolidated Financial Statements and the related Notes to Consolidated Financial Statements on pages 22 to 47 of this Financial Information Section. Certain prior period amounts presented herein have been reclassified to conform to the current period's presentation.

                              Results of Operations

Year ended December 31, 2000 compared to the year ended December 31, 1999

         Net income for the year ended December 31, 2000, was $131.0 million, or $.80 per diluted share, compared to $70.7 million, or $.43 per diluted share, for the prior year. Income from continuing operations was $139.8 million, or $.86 per diluted share, for the year ended December 31, 2000 compared to $69.5 million, or $.42 per diluted share, for the prior year. During 2000, IVAX recorded a cumulative change in accounting principle charge in the amount of $6.5 million, or $.04 per diluted share, as a result of SAB No. 101, related to up-front receipts previously recognized in income during 1998 and 1999. The years ended December 31, 2000 included $2.3 million, or $.02 per diluted share, extraordinary loss and 1999 included $.6 million, or $.01 per diluted share, net extraordinary gain relating to the extinguishment of debt (See Note 9, Debt, in the Notes to Consolidated Financial Statements).

         Net Revenues and Gross Profit

         Net revenues for the year ended December 31, 2000, totaled $793.4 million, an increase of $136.9 million, or 21%, from the $656.5 million reported in the prior year. This increase was comprised of increases of $66.6 million, $57.0 million and $30.5 million in net revenues from North American, European, and Latin American subsidiaries, respectively, offset by a decrease of $17.2 million from other operations.

         North American subsidiaries net revenues totaled $341.2 million for the year ended December 31, 2000, compared to $274.6 million in 1999. The 24% increase was primarily attributable to increased sales volume partially offset by higher sales returns and allowances and lower sales prices of certain generic pharmaceutical products.

         North American subsidiaries recorded provisions for sales returns and allowances that reduced gross sales by $182.8 million and $90.8 million in 2000 and 1999, respectively. The increase of $92 million, or 101%, was primarily due to reduced prices on certain generic pharmaceuticals and increase in sales volume.

         European subsidiaries generated net revenues of $379.6 million for the year ended December 31, 2000, compared to $322.6 million for 1999. The 18% increase was primarily due to increased product development fees and higher sales volumes of respiratory products partially offset by unfavorable effects of currency exchange rates and lower prices for certain generic products. European subsidiaries recorded provisions for sales returns and allowances that reduced gross sales by $27.5 million and $26.2 million in 2000 and 1999, respectively.

         Gross profit for the year ended December 31, 2000, increased $105.0 million, or 38%, to $383.5 million (48% of net revenues) from $278.5 million (42% of net revenues) for the year ended December 31, 1999. The increase in the gross profit percentage was primarily attributable to increased other revenue, higher margin sales from the acquisitions of Laboratorios Elmor S.A. ("Elmor") in Venezuela and Wakefield Pharmaceuticals, Inc. ("Wakefield") and product mix.

         Operating Expenses

         Selling expenses increased $20.9 million, or 29%, to $92.0 million in 2000 (12% of net revenues) from $71.1 million (11% of net revenues) in 1999. The increase was due to higher expense from the operations of Elmor and Wakefield, increased sales force in North American and increased sales force and promotional expenses at the European subsidiaries.

         General and administrative expenses totaled $84.9 million (11% of net revenues) in 2000, a decrease of $.2 million, or .1%, from $85.1 million (13% of net revenues) in 1999. The decrease was comprised of a decrease in legal expenses, favorable resolution of certain litigation at North American subsidiaries, lower costs at the Far East subsidiaries, partially offset by $2.0 million additional general and administrative expenses from the operations of Elmor and Wakefield.

         Research and development expenses totaled $65.3 million (8% of net revenues) in 2000 compared to $53.4 million (8% of net revenues) in 1999, an increase of $11.9 million, or 22%. The increase in research and development expenses was due to increased personnel at the North American and European subsidiaries and biostudies associated with the development of generic pharmaceuticals at North American and European subsidiaries. The future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions and liquidity.

         During 2000 and 1999, IVAX reversed restructuring costs of $4.5 million and $.6 million, respectively. During 1998, IVAX decided to cease manufacturing at its Northvale, New Jersey plant for an estimated annual pre-tax cost savings of $3.4 million. In the second quarter of 2000, as a result of a change in strategy to keep the Northvale, New Jersey pharmaceutical facility operating as back-up capacity in the event of hurricane damage at the Puerto Rico facility, the related restructuring reserves were reversed. Also during 2000, IVAX was released from certain non-cancelable operating leases associated with its United Kingdom restructuring and determined that reserves previously established for certain severance payments were determined to be unnecessary resulting in $1.4 million of the reversal of restructuring reserves. The credit recorded in 1999 was primarily due to the reversal of a previously recorded reserve for a note receivable and 15% interest in a partnership received as consideration for the 1998 sale of a Ft. Lauderdale, Florida facility. Due to the uncertainty of collectibility, these assets were fully reserved in 1998. In 1999, the note was collected in full, the partnership interest was sold and the reserve against the assets was reversed.

         Other Income (Expense)

         Interest income increased $7.8 million due to higher levels of cash on hand primarily due to proceeds from the debt offering discussed below.

         Interest expense increased $9.1 million primarily due to the issuance of $250 million of 5 1/2% Convertible Senior Subordinated Notes partially offset by the conversion of IVAX' 6 1/2% Convertible Subordinated Notes to common stock and cash in 2000 and the payoff of the related-party Frost Nevada Limited Partnership ("FNLP") note during 2000. Prior to the payoff, $2.1 million of the warrant issued to FNLP in 1999 had been amortized to interest expense. In addition, in connection with the payoff of the FNLP loan, the remaining value of the warrant issued was recorded as an extraordinary loss on extinguishment of debt in the amount of $2.3 million.

         Other income, net, totaled $17.5 million in 2000, compared to $19.5 million in 1999, a decrease of $2.0 million, or 10%. Royalty and milestone payments from the 1997 sale of rights to Elmiron(R) and certain other urology products in the United States and Canada to ALZA Corporation ("ALZA") amounted to $7.2 million and $13.0 million in 2000 and 1999, respectively, and are included in other income as additional gain on the sale of product rights.

Year ended December 31, 1999 compared to the year ended December 31, 1998

         Net income for the year ended December 31, 1999, was $70.7 million, or $.43 per diluted share, compared to $71.6 million, or $.40 per diluted share, for the prior year. Income from continuing operations was $69.5 million, or $.42 per diluted share, for the year ended December 31, 1999 compared to $24.6 million, or $.14 per diluted share, for the prior year. The years ended December 31, 1999 and 1998 included $.6 million and $1.1 million, or $.01 per diluted share, net extraordinary gains relating to the extinguishment of debt (See Note 9, Debt, in the Notes to Consolidated Financial Statements). Results for the year ended December 31, 1998 included a $48.9 million, or $.27 per diluted share, gain from discontinued operations (See Note 7, Discontinued Operations, in the Notes to Consolidated Financial Statements) and a $3.0 million, or $.02 per diluted share, charge resulting from the write-off of start-up costs previously capitalized, reflected as a cumulative effect of a change in accounting principle (See Note 2, Summary of Significant Accounting Policies - Change in Accounting Principle, in the Notes to Consolidated Financial Statements).

         Net Revenues and Gross Profit

         Net revenues for the year ended December 31, 1999, totaled $656.5 million, an increase of $30.8 million, or 5%, from the $625.7 million reported in the prior year. This increase was comprised of an increase of $15.6 million in net revenues from North American operations, an increase of $14.2 million in net revenues from European operations and an increase of $1.0 million from Latin American and other operations.

         North American operations net revenues totaled $274.6 million for the year ended December 31, 1999, compared to $259.0 million in 1998. The $15.6 million, or 6%, increase was primarily attributable to increased sales volume and lower sales returns and allowances offset by lower sales prices of certain generic pharmaceutical products. Net revenues included $19.4 million and $18.0 million in 1999 and 1998, respectively, from the settlement of litigation with Abbott Laboratories ("Abbott") concerning patents for terazosin hydrochloride, the generic equivalent of Abbott's Hytrin(R). Under the settlement, Abbott agreed to pay IVAX $6.0 million per quarter until the earlier of February 2000 or the market introduction of a generic version of terazosin hydrochloride by anyone other than IVAX. During the third quarter of 1999, a generic version of terazosin hydrochloride was introduced into the market by a competitor reducing quarterly payments that IVAX receives under the settlement from $6.0 million to $3.0 million.

         North American operations recorded provisions for sales returns and allowances that reduced gross sales by $90.8 million and $112.8 million in 1999 and 1998, respectively. The decrease of $22 million, or 20%, was primarily due to lower shelf-stock adjustments, promotions and returns in 1999 than 1998 due to a combination of lower customer inventory levels and reduced price discounting as a result of improved price stability of generic pharmaceuticals.

         European operations generated net revenues of $322.6 million for the year ended December 31, 1999, compared to $308.5 million for 1998. The $14.2 million, or 5%, increase was primarily due to increased net sales in the United Kingdom partially offset by decreases in Eastern Europe. The increase resulted from higher sales volume. The decrease in Eastern Europe was due to decreased volume and the effect of foreign exchange rate differences. European operations recorded provisions for sales returns and allowances that reduced gross sales by $26.2 million and $14.2 million in 1999 and 1998, respectively. The increase of $12 million, or 85%, was primarily due to increased provision for promotional allowances due to competitive generic market conditions within the United Kingdom.

         In November 1999, IVAX entered into a three-year product collaboration and development services agreement with Bristol-Myers Squibb Company ("BMS") in the areas of inhalation technology and oncology. With respect to inhalation technology, the agreement calls for IVAX and BMS to collaborate to develop one or more of BMS' proprietary molecules using IVAX' patented devices, which BMS would purchase from IVAX. BMS would retain the worldwide rights to market respiratory products containing its compounds. On the oncology side, BMS' Taxol(R) (paclitaxel) is the leading anti-cancer drug in the world, with 1999 sales estimated to reach approximately $1.5 billion. However, Taxol is an injectable product and is not orally available. As part of the agreement, BMS has been granted an option to negotiate, for six months, a license to IVAX' patented system for making paclitaxel orally available.

         Gross profit for the year ended December 31, 1999 increased $58.8 million, or 27%, to $278.5 million (42% of net revenues) from $219.7 million (35% of net revenues) for the year ended December 31, 1998. The increase in the gross profit percentage was primarily attributable to product mix, lower cost of sales due to reduced raw material costs, lower operating costs due to plant consolidation, lower sales returns and allowances, and increased other revenue.

         Operating Expenses

         Selling expenses totaled $71.1 million, (11% of net revenues), in 1999 and in 1998.

         General and administrative expenses totaled $85.1 million (13% of net revenues) in 1999, a decrease of $3.3 million, or 4%, from $88.4 million (14% of net revenues) in 1998. The decrease was primarily attributable to lower executive severance payments at corporate headquarters and $3.2 million received in settlement of a patent infringement lawsuit offset by higher legal fees at North American operations, higher bad debt provisions at Asian operations and increased accruals for incentive compensation.

         Research and development expenses totaled $53.4 million (8% of net revenues) in 1999 compared to $47.9 million (8% of net revenues) in 1998, an increase of $5.5 million, or 11%. The increase in research and development expenses in 1999 over 1998 was due to biostudies associated with the development of generic pharmaceuticals at IVAX' North American operations and the initiation of clinical trials in the United Kingdom. The future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions and liquidity.

         During 1999 and 1998, IVAX recorded restructuring costs and asset write-downs of ($.6) million and $12.2 million, respectively. The credit recorded in 1999 was primarily due to the reversal of a previously recorded reserve for a note receivable and 15% interest in a partnership received as consideration for the 1998 sale of a Ft. Lauderdale, Florida facility. Due to the uncertainty of collectibility, these assets were fully reserved in 1998. In 1999 the note was collected in full, the partnership interest was sold and the reserve against the assets was reversed.

         During 1998, IVAX initiated restructuring programs at its United Kingdom pharmaceutical operations. It was anticipated that these programs would result in approximately $12.0 million in annual pre-tax cost savings. The anticipated cost savings were substantially achieved in 1999. Also during 1998, IVAX decided to cease manufacturing at its Northvale, New Jersey plant for an estimated annual pre-tax cost savings of $3.4 million. However, the estimated cost savings were not fully achieved in 1999 primarily because of delays in the transfer of products from Northvale to its manufacturing plant in Cidra, Puerto Rico.

         Other Income (Expense)

         Interest income decreased $5.8 million, or 48%, to $6.1 million in 1999 from $12.0 million in 1998 due to lower levels of cash on hand primarily due to the repurchase of common stock outstanding.

         Interest expense decreased $1.3 million, or 19%, to $5.6 million in 1999 from $6.9 million in 1998 primarily due to the retirement of IVAX' 6 1/2% Convertible Subordinated Notes in the amount of $31.4 million during 1999.

         Other income, net, totaled $19.5 million in 1999, compared to $32.8 million in 1998, a decrease of $13.3 million or 40%. Royalty and milestone payments from the 1997 sale of rights to Elmiron(R) and certain other urology products in the United States and Canada to ALZA amounted to $13.0 million and $12.4 million in 1999 and 1998, respectively, and are included in other income as additional gain on the sale of product rights. During 1998, IVAX reversed $15.0 million of previously recorded reserves related to a 1997 research and development cost sharing arrangement with ALZA that was terminated in July, 1998. The reserve was established for IVAX' obligations under the cost sharing arrangement that resulted from IVAX' 1997 sale of product rights to Elmiron(R) and three other urology products in the United States and Canada to ALZA. The reserve reversal reflects an adjustment to increase a previously recognized gain on the sale of the product rights.

                      Recently Issued Accounting Standards

         Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, was adopted for up-front licensing fees and milestone payments during the fourth quarter of 2000 resulting in a cumulative change in accounting principle charge of $6.5 million, net of tax, or $.04 per share, recorded retroactively in the first quarter of 2000. The offsetting impact was recorded in deferred revenue that will be recognized in income through 2011. IVAX amortized $1.7 million of this deferred revenue to income during 2000.

         Emerging Issues Task Force ("EITF") Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, was adopted in the fourth quarter of 2000. Prior quarters' and years' shipping and handling fees were reclassified to revenue and shipping and handling costs were reclassified to cost of sales to conform to current classification resulting in approximately 1% decrease in gross profit margins from those previously reported.

         EITF Issue No. 00-14, Accounting for Certain Sales Incentives, addresses the recognition, measurement and income statement classification for sales incentives offered voluntarily by a vendor, without charge to the customer in a single exchange transaction at the point of sale. In addition to providing guidance on when to recognize and how to measure the cost of sales incentives, it requires that incentives in the form of a reduction in or refund of selling prices of a product or service be classified as a reduction of revenue and incentives in the form of free products or services delivered at the time of sale should be classified as an expense. The effective date of its consensus is the later of fiscal quarters beginning after March 15, 2001 or fiscal years beginning after December 15, 1999. IVAX elected to adopt EITF Issue No. 00-14 in the fourth quarter of 2000.

         Effective January 1, 2001, IVAX adopted Statement of Financial Accounting Standards ("SFAS") No. 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

         Certain forecasted transactions are exposed to foreign currency risk. The principal currency hedged is the Irish punt against the British pound. Forward options used to hedge a portion of forecasted international expenses for up to one year in the future are designated as cash flow hedging instruments. The adoption of SFAS 133 resulted in a pre-tax increase to OCI of $1.8 million. The increase to OCI is mostly attributable to gains on cash flow hedges. The net derivative gains included in OCI as of January 1, 2001, will be reclassified into earnings during the twelve months ended December 31, 2001.

         EITF Issue No. 00-19, Determination of Whether Share Settlement is within the Control of the Issuer for Purposes of Applying Issue No. 96-13, and EITF Issue No. 00-7, Application of Issue No. 96-13 to Equity Derivative Instruments that Contain Certain Provisions that Require Net Cash Settlement if Certain Events Outside the Control of the Issuer Occur, address the classification and accounting treatment of equity derivative contracts (such as IVAX' put options) as equity instruments (either temporary or permanent) or assets and liabilities. They are effective prospectively for contracts entered into after September 20, 2000 as of June 30, 2001. Management believes that adoption will not have a significant effect on the Company's financial position or results of operations.

                         Liquidity and Capital Resources

         At December 31, 2000, working capital was $438.5 million compared to $124.4 million and $269.5 million at December 31, 1999 and 1998, respectively. Cash and cash equivalents were $251.5 million at December 31, 2000, compared to $41.4 million and $208.6 million at December 31, 1999 and 1998, respectively.

         Net cash provided by operations during 2000 was $80.5 million compared to $64.1 million and $60.7 million in 1999 and 1998, respectively. The increase in cash provided by operating activities during 2000 compared to 1999 was due to the $60.3 million increase in net income offset by larger accounts receivable and inventory balances at December 31, 2000. The increase in cash provided by operating activities during 1999 compared to 1998 was primarily due to the decrease in income from discontinued operations offset by an increase in the inventory balance at December 31, 1999.

         Net cash of $59.5 million was used for investing activities during 2000 compared to $38.9 million in 1999 and $38.6 million provided by investing activities in 1998. The increase in cash used by investing activities in 2000 compared to 1999 was due to the payment of $10.9 million for additional shares of Galena a.s., increasing IVAX' ownership of this Czech Republic subsidiary from 86% to 98%, as well as increased capital expenditures and reduced cash proceeds from the sale of product rights. The increase in cash used by investing activity in 1999 compared to 1998 is attributable to the payments of $5 million for the acquisition of additional common stock of Galena. The 1998 cash generated by investing activities was attributable to the sale of IVAX' personal care products business for net proceeds of $84.7 million, two manufacturing facilities for $13.3 million, an office, packaging and warehousing facility for $5.8 million and $12.4 million from the sale of product rights. Offsetting these impacts were reductions of $21.9 million for capital expenditures and $16.6 million for acquisition of patents, trademarks, licenses and other intangibles in 1999.

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

         Cash utilized for capital expenditures was $50 million in 2000 compared to $42.7 million in 1999 and $64.6 million in 1998. The increase in 2000 was due to increased investment in North America information systems. The decrease in 1999 compared to 1998 was due to $29.1 million of costs incurred in 1998 to complete a new headquarters at IVAX' United Kingdom pharmaceutical operations allowing consolidation into one location.

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

         On June 19, 2000 and August 2, 2000, IVAX acquired, through the acquisition of three holding companies, Elmor, a company located in Caracas, Venezuela for $63.9 million. Elmor manufactures, markets, and distributes pharmaceutical products in Venezuela. In June, 2000, IVAX issued 1.6 million shares of IVAX common stock (valued at $55.0 million) and paid $1.7 million in cash, net of cash acquired, for two of the holding companies. In August, 2000, IVAX acquired certain other assets utilized in the business of Elmor by the purchase of the third holding company for additional cash of $3.9 million.

         On September 7, 2000, IVAX acquired Wakefield, a U.S. pharmaceutical company located in Georgia in exchange for 830,331 shares of IVAX common stock (valued at $28.3 million), $3.64 million representing the fair value of stock options granted, incurred $0.1 million of other costs and received $5.1 million of cash in excess of cash paid.

         During 2000, IVAX acquired 237,619 additional shares of Galena, for $10.9 million, through open market transactions and 78,145 shares through a tender offer. During 1999, IVAX paid $5.0 million for additional shares of Galena primarily under a tender offer for all outstanding shares. IVAX may purchase additional shares of the Czech Republic subsidiary, as they become available.

         On October 12, 1999, IVAX acquired 100% ownership of the Institute for Drug Research, Ltd., ("IDR") a pharmaceutical research and development company in Budapest, Hungary, for $3.4 million plus assumption of $3.5 million in loans.

         In connection with the sale of certain of its facilities, IVAX has retained certain contingent liabilities related to, among other things, environmental and litigation matters. In addition, IVAX has agreed to indemnify the purchasers of these operations and facilities against losses resulting from breaches of representations and warranties made by IVAX in the agreements governing these dispositions, as well as against certain other potential risks and contingencies. Although IVAX does not expect these indemnification obligations to have a material, adverse effect on its operating results, liquidity or financial position, there can be no assurance that IVAX will not be subject to material indemnification claims arising out of these transactions.

         Net cash of $195.8 million was provided by financing activities in 2000 compared to $189.0 million and $88.2 million used in financing activities in 1999 and 1998, respectively. The increase in 2000 was due to a private offering of $250 million of 5 1/2% Convertible Senior Subordinated Notes completed during 2000. The increase in 1999 compared to 1998 was primarily due to increased repurchases of common stock.

         During May 2000, IVAX consummated a private offering of $250.0 million of its 5 1/2% Convertible Senior Subordinated Notes due 2007 and received net proceeds of approximately $243.8 million. The 5 1/2% Notes are convertible at any time prior to maturity, unless previously redeemed, into 0.0269 shares of IVAX' common stock per $1 of principal amount of the 5 1/2% Notes. This ratio results in a conversion price of approximately $37.15 per share. The 5 1/2% Notes are redeemable by IVAX on or after May 29, 2003.

         On November 18, 1999, IVAX issued a $50 million promissory note to an entity related to IVAX' Chairman and CEO. The note was due January 17, 2001 and bears interest at 10% payable quarterly. Proceeds from the note were used to purchase IVAX common stock under the share repurchase program (See Note 12, Shareholders' Equity, in the Notes to Consolidated Financial Statements). In conjunction with the loan, Frost-Nevada Limited Partnership ("FNLP") was issued a warrant to purchase 750,000 shares of IVAX common stock at an exercise price equal to the price paid for the repurchased shares, $12 per share. On June 30, 2000, the loan was repaid resulting in the write-off of the remaining $2.3 million of debt issue costs as an extraordinary item. During the first six months of 2000, IVAX amortized to interest expense $2.1 million of the value of the warrant issued to FNLP during 1999.

         During the third quarter of 1998, IVAX' Board of Directors authorized the repurchase of $20 million face value of its 6 1/2% Convertible Subordinated Notes. In December 1998, IVAX' Board of Directors renewed its authorization to purchase up to $20 million face value of the Notes, which included the amount remaining unpurchased from the July authorization. On August 11, 1999, IVAX' Board of Directors approved an increase of $15.0 million of repurchases of the 6 1/2% Notes. During 1999 and 1998, IVAX repurchased a total of $31.4 million and $16.0 million of its 6 1/2% Convertible Subordinated Notes due November 2001.

         In the first quarter of 1998, IVAX retired the remaining $6.7 million of industrial revenue bonds that were due 2008. Also during 1998, IVAX' international operations repaid $7.0 million of bank debt.

         On June 19, 2000, IVAX issued 1.6 million shares of IVAX common stock valued at $55.0 million in connection with its purchase of Elmor. On September 7, 2000, IVAX issued 830,331 shares of IVAX common stock valued at $28.3 million in the purchase of Wakefield.

         Proceeds from the exercise of stock options totaled $35.1 million, $12.2 million and $3.0 million during 2000, 1999 and 1998, respectively.

         In December 1998, IVAX' Board of Directors approved an increase of 11.3 million shares to the share repurchase program. On April 13, 1999, June 17, 1999, November 2, 1999, and August 17, 2000, IVAX' Board of Directors approved additional increases in the share repurchase program of 7.5 million, 2.3 million, 7.5 million, and 10 million shares, respectively, of IVAX' common stock to supplement the 18.8 million shares authorized in prior years, bringing the total to 46.0 million shares authorized for repurchase. Through December 31, 2000, approximately 34.3 million shares have been repurchased and 11.7 million remain authorized for repurchase. During 2000, in connection with its share repurchase program, IVAX received $11.3 million in premiums on the issuance of
2.9 million freestanding put options for IVAX common stock, of which .5 million options expired prior to December 31, 2000. In the event the put options are exercised, IVAX may elect to settle by one of three methods: physical settlement by payment in exchange for IVAX shares, net cash settlement or net share settlement. The maximum repurchase obligation for put options outstanding at December 31, 2000, under the physical settlement method is $84.5 million (See
Note 12, Shareholders' Equity, in the Notes to Consolidated Financial Statements). During 1999, IVAX also received $2.1 million in premiums on the issuance of 2.3 million freestanding put options for IVAX common stock that are currently expired.

         No cash dividends were paid during 2000, 1999 or 1998.

         IVAX plans to spend substantial amounts of capital in 2001 to continue the research and development of pharmaceutical products. Although research and development expenditures are expected to be between $80 million and $90 million during 2001, actual expenditures will depend on, among other things, the outcome of clinical testing or products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, strategic marketing decisions and liquidity. In addition, IVAX plans to spend between $60 million and $70 million in 2001 to improve and expand its pharmaceutical and other related facilities.

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

         In December 2000, IVAX filed a shelf registration statement on Form S-4 registering up to a total of 15.0 million shares of common stock that can be issued in connection with the acquisition of businesses, assets or securities. In conjunction with the availability under our previous S-4 registration statement, as of the date of this report, IVAX had the ability to issue up to
25.2 million shares of our common stock under our shelf registration statements in connection with the acquisition of businesses, assets or securities.

         In December 2000, IVAX filed a universal shelf registration statement on Form S-3 registering the sale of up to $400.0 million of any combination of debt securities or common stock.

                              Currency Fluctuations

         For 2000, 1999 and 1998, IVAX' net revenues attributable to operations principally generated in currencies other than the United States dollar approximated 51%, 54%, and 55%, respectively. Fluctuations in the value of foreign currencies relative to the United States dollar affect the reported results of operations for IVAX. If the United States dollar weakens relative to the foreign currency, the earnings generated in the foreign currency will, in effect, increase when converted into United States dollars and vice versa. Although IVAX does not speculate in the foreign exchange market, it does from time to time manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. At December 31, 2000, IVAX had subsidiaries domiciled in Venezuela which is considered a highly inflationary environment. The unrealized adjustment for inflation attributable to the Venezuelan operations for 2000 was not significant to IVAX' operations or its subsidiaries and it did not impact cash flows from operations. During 1999, none of IVAX' subsidiaries were domiciled in highly inflationary environments. As a result of exchange rate differences, net revenues decreased by $22.6 million in 2000 compared to 1999, and decreased by $11 million in 1999 compared to 1998. The effects of inflation on consolidated net revenues and operating income were not significant.

                                  Income Taxes

         IVAX' effective tax rate was 9%, 17% and 29% in 2000, 1999 and 1998, respectively. During 2000, IVAX recognized a $13.2 million tax provision. The domestic current provision was favorably impacted by $29.3 million from utilization of previously reserved net operating loss carryforwards. The current tax provision for 2000 recognized by foreign operations was favorably impacted by $3.2 million as a result of the resolution of an Inland Revenue audit in the United Kingdom closing tax years 1992 through 1997. Payment of the current tax provision for the year ended December 31, 2000, for domestic and foreign operations will be reduced by $21.2 million and $4.3 million, respectively, representing the incremental impact of compensation expense deductions associated with non-qualified stock option exercises during the current year. These amounts were credited to "capital in excess of par value" in the accompanying balance sheet. During the second quarter of 2000, IVAX recognized $45 million U.S. taxable income on the intercompany assignment of a contract. For financial reporting purposes this income was eliminated in consolidation. IVAX recognized a $14.9 million tax provision for 1999 of which $18.3 million related to foreign operations and included a valuation allowance of $4.1 million recorded in the second quarter against the UK deferred tax asset.

         During 2000 and 1999, $31.1 million ($16.6 million during the fourth quarter) and $11.4 million, respectively, of the valuation allowance previously recorded against the domestic net deferred tax asset were also reversed due to management's expectation of increased domestic taxable income in the coming year.

         At December 31, 2000, domestic and foreign net operating loss carryforwards were $22.8 million and $46.2 million, respectively. At December 31, 1999 and 1998, IVAX had substantial net operating loss and credit carryforwards (See Note 10, Income Taxes, in the Notes to Consolidated Financial Statements).

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

         At December 31, 2000, domestic and foreign net deferred tax assets totaled $42.5 million and $10.6 million, respectively. Approximately $7.4 million of the valuation allowance relates to the tax benefit of stock options exercised in prior years which has not yet been credited to capital in excess of par value. Realization of the net deferred tax assets is dependent upon generating sufficient future domestic and foreign taxable income. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. Management's estimates of future taxable income are subject to revision due to, among other things, regulatory and competitive factors affecting the pharmaceutical industries in the markets in which IVAX operates.

         IVAX has historically received a United States tax credit under Section 936 of the Internal Revenue Code for certain income generated by its Puerto Rico and Virgin Islands operations. For 2000, 1999, and 1998, this credit was approximately $1.6 million, $2.4 million and $0, respectively, and completely offset the entire United States tax liability of such operations. The Section 936 tax credit will be phased out over 4 years beginning in 2002.

                          Sales Returns and Allowances

         IVAX' pharmaceutical revenues may be affected by the level of provisions for estimated returns, inventory credits and chargebacks, as well as other sales allowances established by IVAX. The custom in the pharmaceutical industry is generally to grant customers the right to return purchased goods. In the generic pharmaceutical industry, this custom has resulted in a practice of suppliers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the market price of the related generic pharmaceutical product. The determination to grant a credit to a customer following a price decrease is generally at the discretion of IVAX, and generally not pursuant to contractual agreements with customers. These credits allow customers with established inventories to compete with those buying product at the current market price, and allow IVAX to maintain shelf space, market share and customer loyalty.

         Provisions for estimated returns, inventory credits, and chargebacks, as well as other sales allowances, are established by IVAX concurrently with the recognition of revenue. The provisions are established in accordance with generally accepted accounting principles based upon consideration of a variety of factors, including actual return and inventory credit experience for products during the past several years by product type, the number and timing of regulatory approvals for the product by competitors of IVAX, both historical and projected, the market for the product, estimated customer inventory levels by product and projected economic conditions. Actual product returns and inventory credits incurred are, however, dependent upon future events, including price competition and the level of customer inventories at the time of any price decreases. IVAX continually monitors the factors that influence the pricing of its products and customer inventory levels and makes adjustments to these provisions when management believes that actual product returns, inventory credits and other allowances may differ from established reserves.

                             Discontinued Operations

         Income from discontinued operations totaled $0, $.6 million, and $48.9 million for the years ended December 31, 2000, 1999 and 1998, respectively. Discontinued operations, net of taxes, in 1999 and 1998 included the amortization of a deferred gain ($2.5 million at time of sale) on the divestiture of the personal care products business representing principal and interest, as collected, on a note receivable from the 1998 sale of one of the personal care products operations that was fully reserved at the time of the sale. Discontinued operations, net of taxes, in 1998 includes the results of operations of the personal care products business (through its sale in July
1998) and the vacuum pump fluids segment of the specialty chemical business (through its sale in February 1998). The personal care products business had break-even operations during 1998. Discontinued operations in 1998 reflected a net gain on the divestiture of the personal care products business of $48.9 million. Losses incurred on the sales and operations of the vacuum pump fluids segment were charged against previously established reserves. In 1998, IVAX completed the divestiture of its businesses classified as discontinued operations (See Note 5, Divestitures, and Note 7, Discontinued Operations, in the Notes to Consolidated Financial Statements).

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

         Foreign Currency Exchange Rate Risk - IVAX is exposed to exchange rate risk when its U.S. and non-U.S. subsidiaries enter into transactions denominated in currencies other than their functional currency. Certain firmly committed transactions are hedged with foreign exchange forward contracts. As exchange rates change, gains and losses on the exposed transactions are partially offset by gains and losses related to the hedging contracts. Both the exposed transactions and the hedging contracts are translated at current spot rates, with gains and losses included in earnings. IVAX' derivative activities, which primarily consist of foreign exchange forward contracts, are initiated primarily to hedge forecasted cash flows that are exposed to foreign currency risk.

         The foreign exchange forward contracts generally require IVAX to exchange local currencies for foreign currencies based on pre-established exchange rates at the contracts' maturity dates. If the counterparties to the exchange contracts do not fulfill their obligations to deliver the contracted currencies, IVAX could be at risk for currency related fluctuations. IVAX enters into these contracts with counterparties that it believes to be credit worthy and does not enter into any leveraged derivative transactions. As of December 31, 2000, IVAX had $27.6 million in foreign exchange forward contracts outstanding.

         Interest Rate Risk - IVAX' only material debt obligations relate to the 5 1/2% Convertible Notes, which bear fixed rates of interest. IVAX believes that its exposure to market risk relating to interest rate risk is not material.

         Commodity Price Risk - IVAX does not believe it is subject to any material risk associated with commodity prices.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Shareholders of IVAX Corporation:

We have audited the accompanying consolidated balance sheets of IVAX Corporation (a Florida corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IVAX Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective January 1, 2000, IVAX Corporation changed its method of accounting for up-front licensing fees to comply with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

As explained in Note 2 to the financial statements, IVAX Corporation has given retroactive effect to the change in accounting for Emerging Issues Task Force No. 00-10, Accounting for Shipping and Handling Fees and Costs.

ARTHUR ANDERSEN LLP

Miami, Florida
   February 5, 2001 (except with respect to the matters discussed in Note 17, as to which the date is March 14, 2001).

                        IVAX CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      (In thousands, except per share data)

                                                                                      December 31,
                                                                             ----------------------------
                                                                                 2000             1999
                                                                             -----------      -----------
                        ASSETS

Current assets:
    Cash and cash equivalents                                                $   251,528      $    41,408
    Accounts receivable, net of allowances for doubtful
       accounts of $19,703 in 2000 and $22,058 in 1999                           155,685          110,472
    Inventories                                                                  178,910          146,624
    Other current assets                                                          72,991           36,265
                                                                             -----------      -----------
       Total current assets                                                      659,114          334,769

Property, plant and equipment, net                                               250,852          226,198
Intangible assets, net                                                           117,171           55,745
Other assets                                                                      41,049           17,802
                                                                             -----------      -----------
       Total assets                                                          $ 1,068,186      $   634,514
                                                                             ===========      ===========


         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Loans payable                                                            $     1,877      $       746
    Current portion of long-term debt                                                934              763
    Accounts payable                                                              49,951           48,675
    Accrued income taxes payable                                                  11,854           13,058
    Accrued expenses and other current liabilities                               156,008          147,154
                                                                             -----------      -----------
       Total current liabilities                                                 220,624          210,396

Long-term debt, net of current portion                                           253,755           47,854
Note payable - related party, net                                                     --           45,619
Other long-term liabilities                                                       23,472            8,672
Minority interest                                                                  1,712            9,414
Put options                                                                       84,503           20,188
Commitments and contingencies - see Note 14

Shareholders' equity:
    Common stock, $.10 par value, authorized 350,000 shares,
       issued and outstanding 158,837 shares in 2000 and 152,235 in 1999          15,884           15,224
    Capital in excess of par value                                               319,010          232,318
    Retained earnings                                                            203,206           71,689
    Accumulated other comprehensive loss                                         (53,980)         (26,860)
                                                                             -----------      -----------
       Total shareholders' equity                                                484,120          292,371
                                                                             -----------      -----------
       Total liabilities and shareholders' equity                            $ 1,068,186      $   634,514
                                                                             ===========      ===========


       The accompanying Notes to Consolidated Financial Statements are an
                     integral part of these balance sheets.

                        IVAX CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                                                            Year Ended December 31,
                                                                   ---------------------------------------
                                                                     2000           1999           1998
                                                                   ---------      ---------      ---------
Net product revenues                                               $ 699,671      $ 604,619      $ 581,990
Other revenues                                                        93,734         51,863         43,737
                                                                   ---------      ---------      ---------
    Total net revenues                                               793,405        656,482        625,727
                                                                   ---------      ---------      ---------

Cost of product sales                                                408,599        376,206        404,407
Cost of other revenues                                                 1,304          1,761          1,584
                                                                   ---------      ---------      ---------
    Total cost of sales                                              409,903        377,967        405,991
                                                                   ---------      ---------      ---------

    Gross profit                                                     383,502        278,515        219,736
                                                                   ---------      ---------      ---------

Operating expenses:
    Selling                                                           92,032         71,131         71,152
    General and administrative                                        84,900         85,092         88,434
    Research and development                                          65,331         53,403         47,886
    Amortization of intangible assets                                  9,042          3,121          3,673
    Restructuring accrual (reversal)                                  (4,535)          (612)        12,222
                                                                   ---------      ---------      ---------
    Total operating expenses                                         246,770        212,135        223,367
                                                                   ---------      ---------      ---------

    Income (loss) from operations                                    136,732         66,380         (3,631)

Other income (expense):
    Interest income                                                   13,986          6,142         11,972
    Interest expense                                                 (14,624)        (5,556)        (6,857)
    Other income, net                                                 17,497         19,513         32,777
                                                                   ---------      ---------      ---------
    Total other income                                                16,859         20,099         37,892
                                                                   ---------      ---------      ---------

    Income from continuing operations before income taxes
       and minority interest                                         153,591         86,479         34,261

Provision for income taxes                                            13,214         14,850         10,047
                                                                   ---------      ---------      ---------

    Income from continuing operations before minority interest       140,377         71,629         24,214

Minority interest                                                       (608)        (2,085)           403
                                                                   ---------      ---------      ---------

    Income from continuing operations                                139,769         69,544         24,617

Discontinued operations, net of taxes                                     --            585         48,904
                                                                   ---------      ---------      ---------

    Income before extraordinary item and cumulative effect of
       a change in accounting principle                              139,769         70,129         73,521

Extraordinary item:
    Gains (losses) on extinguishment of debt                          (2,254)           593          1,121

Cumulative effect of a change in accounting principle, net of
    tax benefit of $2,773 in 2000                                     (6,471)            --         (3,048)
                                                                   ---------      ---------      ---------

Net income                                                         $ 131,044      $  70,722      $  71,594
                                                                   =========      =========      =========

                                   (Continued)

                        IVAX CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)
                                 (Continuation)

                                                                         Year Ended December 31,
                                                              --------------------------------------------
                                                                 2000             1999             1998
                                                              -----------      -----------     -----------
BASIC EARNINGS PER COMMON SHARE:
    Continuing operations                                     $      0.89      $      0.43     $      0.14
    Discontinued operations                                            --               --            0.27
    Extraordinary items                                             (0.02)            0.01            0.01
    Cumulative effect of a change in accounting principle           (0.04)              --           (0.02)
                                                              -----------      -----------     -----------
    Net income                                                $      0.83      $      0.44     $      0.40
                                                              ===========      ===========     ===========

DILUTED EARNINGS PER COMMON SHARE:
    Continuing operations                                     $      0.86      $      0.42     $      0.14
    Discontinued operations                                            --               --            0.27
    Extraordinary items                                             (0.02)            0.01            0.01
    Cumulative effect of a change in accounting principle           (0.04)              --           (0.02)
                                                              -----------      -----------     -----------
    Net income                                                $      0.80      $      0.43     $      0.40
                                                              ===========      ===========     ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
    OUTSTANDING:
    Basic                                                         157,021          161,508         178,674
                                                              ===========      ===========     ===========
    Diluted                                                       163,247          164,401         178,897
                                                              ===========      ===========     ===========







       The accompanying Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                        IVAX CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (In thousands)

                                            Common Stock                           Retained     Accumulated
                                      ------------------------      Capital in     Earnings        Other
                                       Number of                    Excess of    (Accumulated  Comprehensive
                                        Shares         Amount       Par Value       Deficit)     Income(Loss)     Total
                                      -----------    ---------     ------------  ------------- --------------  -----------
BALANCE, January 1, 1998                121,518      $  12,152      $ 515,234      $ (72,294)     $ (20,053)     $ 435,039
  Comprehensive income:
   Net income                                --             --             --         71,594             --         71,594
   Translation adjustment                    --             --             --             --          8,225          8,225
   Unrealized net gain on
     available-for-sale equity
     securities                              --             --             --             --            959            959
                                                                                                                 ---------
      Comprehensive income                                                                                          80,778
  Exercise of stock options                 397             40          2,918             --             --          2,958
  Repurchase and retirement of
   common stock                          (7,080)          (708)       (65,223)            --             --        (65,931)
  Value of stock options issued
   to non-employees                          --             --            364             --             --            364
                                      ---------      ---------      ---------      ---------      ---------      ---------
BALANCE, December 31, 1998              114,835         11,484        453,293           (700)       (10,869)       453,208
  Comprehensive income:
   Net income                                --             --             --         70,722             --         70,722
   Translation adjustment                    --             --             --             --        (16,077)       (16,077)
   Unrealized net gain on
     available-for-sale equity
     securities, net of tax                  --             --             --             --             86             86
                                                                                                                 ---------
      Comprehensive income                                                                                          54,731
  Exercise of stock options               1,263            126         12,098             --             --         12,224
  Repurchase and retirement of
   common stock                         (14,851)        (1,485)      (219,913)            --             --       (221,398)
  Shares issued in acquisitions             243             24          4,976             --             --          5,000
  Premium received on put options            --             --          2,079             --             --          2,079
  Put options - temporary equity             --             --        (20,188)            --             --        (20,188)
  Warrants issued                            --             --          4,875             --             --          4,875
  Pre-acquisition earnings of
   acquired company                          --             --             --          1,667             --          1,667
  Value of stock options issued
   to non-employees                          --             --            173             --             --            173
  Effect of 3-for-2 stock split          50,745          5,075         (5,075)            --             --             --
                                      ---------      ---------      ---------      ---------      ---------      ---------
BALANCE, December 31, 1999              152,235         15,224        232,318         71,689        (26,860)       292,371
  Comprehensive income:
   Net income                                --             --             --        131,044             --        131,044
   Translation adjustment                    --             --             --             --        (27,125)       (27,125)
   Unrealized net gain on
     available-for-sale equity
     securities, net of tax                  --             --             --             --              5              5
                                                                                                                 ---------
      Comprehensive income                                                                                         103,924
  Exercise of stock options               3,586            358         34,726             --             --         35,084
  Tax effect of option exercises             --             --         25,469             --             --         25,469
  Employee stock purchases                   24              2            515             --             --            517
  Repurchase and retirement of
   common stock                          (1,473)          (147)       (51,450)            --             --        (51,597)
  Convertible debt conversion             2,050            205         43,808             --             --         44,013
  Shares issued in acquisitions           2,415            242         86,680             --             --         86,922
  Premium received on put options            --             --         11,259             --             --         11,259
  Put options - temporary equity             --             --        (64,315)            --             --        (64,315)
  Pre-acquisition earnings of
   acquired company                          --             --             --            473             --            473
                                      ---------      ---------      ---------      ---------      ---------      ---------
BALANCE, December 31, 2000              158,837      $  15,884      $ 319,010      $ 203,206      $ (53,980)     $ 484,120
                                      =========      =========      =========      =========      =========      =========

       The accompanying Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                        IVAX CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                            Year Ended December 31,
                                                                                   ---------------------------------------
                                                                                      2000          1999           1998
                                                                                   ---------      ---------      ---------
Cash flows from operating activities:
    Net income                                                                     $ 131,044      $  70,722      $  71,594
    Adjustments to reconcile net income to net cash
       flows from operating activities:
       Restructuring accrual (reversal)                                               (4,535)          (612)        12,222
       Depreciation and amortization                                                  32,948         29,108         32,552
       Deferred tax provision (benefit)                                              (29,084)        (4,910)         3,623
       Tax effect of stock option exercises                                           25,469             --             --
       Provision for doubtful accounts                                                  (132)         4,147          7,650
       Provision for inventory obsolescence                                           12,801         16,696         35,075
       Minority interest                                                                 608          2,085           (403)
       Gain on sale of product rights                                                 (7,175)       (13,033)       (27,350)
       Gains (losses) on disposal of assets, net                                        (310)           338            844
       Losses (gains) on extinguishment of debt                                        2,254           (593)        (1,121)
       Cumulative effect of a change in accounting principle                           6,471             --          3,048
       Income from discontinued operations                                                --           (585)       (48,904)
       Changes in operating assets and liabilities:
          Accounts receivable                                                        (45,111)        (9,195)        (9,586)
          Inventories                                                                (44,254)       (33,327)       (21,376)
          Other current assets                                                         1,143          6,785        (10,567)
          Other assets                                                                (6,156)         1,266          8,000
          Accounts payable, accrued expenses, and other
              current liabilities                                                      6,805         (3,038)        (2,867)
          Other long-term liabilities                                                 (2,164)        (3,310)           907
       Other, net                                                                        (79)          (446)           891
       Net operating activities of discontinued operations                                --            585          5,028
                                                                                   ---------      ---------      ---------
          Net cash flows from operating activities                                    80,543         62,683         59,260
                                                                                   ---------      ---------      ---------

Cash flows from investing activities:
    Proceeds from divestitures                                                            --             --         87,885
    Proceeds from sale of product rights                                               7,175         13,033         12,350
    Capital expenditures                                                             (49,955)       (42,685)       (64,622)
    Proceeds from sales of assets                                                      1,350            932         22,159
    Acquisitions of patents, trademarks, licenses and other
       intangibles                                                                    (1,537)          (903)       (17,543)
    Acquisitions of businesses, net of cash acquired                                 (11,359)        (8,345)            --
    Investment in affiliated companies                                                (5,137)           465             --
    Net investing activities of discontinued operations                                   --             --           (202)
                                                                                   ---------      ---------      ---------
       Net cash flows from investing activities                                      (59,463)       (37,503)        40,027
                                                                                   ---------      ---------      ---------

Cash flows from financing activities:
    Borrowings on long-term debt and loans payable                                   254,048         53,059          3,905
    Payments on long-term debt and loans payable                                     (53,495)       (34,956)       (29,152)
    Exercise of stock options and employee stock purchases                            35,601         12,224          2,958
    Repurchase of common stock net of put option premium                             (40,338)      (219,319)       (65,931)
                                                                                   ---------      ---------      ---------
       Net cash flows from financing activities                                      195,816       (188,992)       (88,220)
                                                                                   ---------      ---------      ---------

Effect of exchange rate changes on cash and cash equivalents                          (6,776)        (3,373)        (1,709)
                                                                                   ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents                                 210,120       (167,185)         9,358
Cash and cash equivalents at the beginning of the year                                41,408        208,593        199,235
                                                                                   ---------      ---------      ---------
Cash and cash equivalents at the end of the year                                   $ 251,528      $  41,408      $ 208,593
                                                                                   =========      =========      =========


                                   (Continued)

                        IVAX CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                 (Continuation)

                                                                                            Year Ended December 31,
                                                                                   ---------------------------------------
                                                                                      2000          1999           1998
                                                                                   ---------      ---------      ---------

Supplemental disclosures:
    Interest paid                                                                  $  10,311      $   4,572      $   6,628
                                                                                   =========      =========      =========
    Income tax payments                                                            $  20,355      $   3,913      $  16,196
                                                                                   =========      =========      =========

Supplemental schedule of non-cash investing and financing activities:

       Information with respect to acquisitions which were accounted for under the purchase method of accounting is summarized as follows:

Fair value of assets acquired                                                      $  24,712      $  12,308
Liabilities assumed                                                                   10,154          3,941
                                                                                   ---------      ---------
                                                                                      14,558          8,367
Reduction of minority interest                                                         9,832          7,046
                                                                                   ---------      ---------
Net assets acquired                                                                   24,390         15,413
                                                                                   ---------      ---------
Purchase price:
    Cash, net of cash acquired                                                        11,359          8,345
    Acquisition costs                                                                    138             --
    Fair market value of stock and options issued                                     86,922          5,000
                                                                                   ---------      ---------
    Total                                                                             98,419         13,345
                                                                                   ---------      ---------

Goodwill                                                                           $  74,029      $  (2,068)
                                                                                   =========      =========


       See Note 9, Debt, for information with respect to non-cash conversion of 6 1/2% Convertible Subordinated Notes.

       The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        IVAX CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (In thousands, except per share data)

(1)      ORGANIZATION:

         IVAX Corporation is a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. These products are sold primarily to customers within the United States and the United Kingdom. All references to "IVAX" mean IVAX Corporation and its subsidiaries unless otherwise required by the context.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Principles of Consolidation - The accompanying consolidated financial statements include the accounts of IVAX Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in affiliates representing 20% to 50% ownership interests are recorded under the equity method of accounting. Investments in affiliates representing less than 20% ownership interests are recorded at cost. The minority interest held by third parties in a majority owned subsidiary is separately stated. Certain amounts presented in the accompanying consolidated financial statements for prior periods have been reclassified to conform to the current period's presentation. Included in the consolidated financial statements are the financial results of IVAX International, B.V., a wholly-owned subsidiary of IVAX.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. IVAX' actual results in subsequent periods may differ from the estimates and assumptions used in the preparation of the accompanying consolidated financial statements. Significant estimates include amounts for accounts receivable exposures, deferred tax asset allowances, inventory reserves, environmental reserves, litigation, restructuring costs and sales returns and allowances, including chargebacks, rebates, returns and shelf-stock adjustments.

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

         Inventories consist of the following:

                                                       December 31,
                                                --------------------------
                                                   2000            1999
                                                ----------     -----------

             Raw materials                      $   72,991     $    62,932
             Work-in-process                        27,683          10,773
             Finished goods                         78,236          72,919
                                                ----------     -----------
                Total inventories               $  178,910     $   146,624
                                                ==========     ===========

         Property, Plant and Equipment - Property, plant and equipment are carried at cost less accumulated depreciation and amortization and consist of the following:

                                                             December 31,
                                                      --------------------------
                                                          2000           1999
                                                      -----------    -----------

  Land                                                $    14,116    $    12,443
  Buildings and improvements                              161,737        164,139
  Machinery and equipment                                 167,203        159,654
  Furniture and computer equipment                         56,942         55,577
                                                      -----------    -----------
     Total cost                                           399,998        391,813
  Less: Accumulated depreciation and amortization         149,146        165,615
                                                      -----------    -----------
     Property, plant and equipment, net               $   250,852    $   226,198
                                                      ===========    ===========

         Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements (4-50 years), machinery and equipment (3-15 years) and furniture and computer equipment (3-10 years). Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or their estimated useful lives. Costs of major additions and improvements are capitalized and expenditures for maintenance and repairs that do not extend the life of the assets are expensed. Upon sale or disposition of property, plant and equipment, the cost and related accumulated depreciation or amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to operations.

         Capitalization of Software Development Costs - Costs associated with software developed or obtained for internal use are capitalized when (1) the preliminary project stage is completed and (2) management has authorized further funding for the project, it is probable that the project will be completed and the software will be used for the intended purpose. Costs capitalized include
(1) external direct costs of materials and services consumed (2) payroll and payroll-related costs for employees directly associated with or who devote time to the project and (3) interest costs, if material, incurred while developing the software. Upgrades and enhancements that add functionality are capitalized. Costs of training, maintenance, data conversion and nonspecific upgrades and enhancements are expensed.

         Capitalization of Interest - During 2000, IVAX capitalized $148 of interest costs on certain software development projects.

         Intangible Assets - Intangible assets are carried at cost less accumulated amortization and consist of the following:

                                                              December 31,
                                                       -------------------------
                                                           2000          1999
                                                       ----------    -----------

  Cost in excess of net assets of acquired companies   $   84,450    $    12,936
  Patents, trademarks, licenses and other intangibles      64,595         60,986
                                                       ----------    -----------
     Total cost                                           149,045         73,922
  Less: Accumulated amortization                           31,874         18,177
                                                       ----------    -----------
     Intangible assets, net                            $  117,171    $    55,745
                                                       ==========    ===========

         Cost in excess of net assets of acquired companies (goodwill) is amortized using the straight-line method over periods not exceeding 40 years. Patents, trademarks, licenses and other intangibles are amortized using the straight-line method over their respective estimated lives (ranging from 4-20 years). As of December 31, 2000, the weighted average life of patents, trademarks, licenses and other intangibles was 9.7 years. During 2000, IVAX paid $10,943 for additional shares of Galena a.s. which resulted in goodwill of $1,111. IVAX also acquired Laboratorios Elmor S.A. ("Elmor") and Wakefield

Pharmaceuticals, Inc. ("Wakefield") which resulted in goodwill of $46,959 and $25,959, respectively. During 1999, IVAX acquired a variety of patents in a purchase of Soft Drugs for $5,000 of IVAX stock and paid $5,000 for additional shares of Galena a.s. which resulted in negative goodwill of $2,068.

         Impairment of Long-lived Assets - IVAX continually evaluates whether events and circumstances have occurred that indicate that the remaining estimated useful life of long-lived assets may require revision or that the remaining net book value may not be recoverable. When factors indicate that an asset may be impaired, IVAX uses various methods to estimate the asset's future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset. Any impairment amount is charged to operations (See Note 3, Restructuring Costs and Asset Write-Downs).

         Foreign Currencies - IVAX' operations include subsidiaries which are located outside of the United States. Assets and liabilities as stated in local currencies are translated at the rate of exchange prevailing at the balance sheet date. The gains or losses that result from this process are shown in the "Accumulated Other Comprehensive Loss" caption in the shareholders' equity section of the accompanying consolidated balance sheets. Amounts in the statements of operations are translated at the average rates for the period. Elmor is located in Venezuela, a hyperinflationary economic environment. Its local currency financial statements are remeasured into the U.S. dollar by translating monetary assets at the current exchange rate, non-monetary assets and expenses related to non-monetary assets at the historical rates, and revenues and expenses at the average exchange rate in effect during the year. The resulting translation adjustment is included in the results of operations.

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

         IVAX does not speculate in the foreign exchange market. IVAX may, however, from time to time, manage exposures that arise in the normal course of business related to fluctuations in foreign currency rates by entering into foreign exchange forward contracts. IVAX enters into these contracts with counterparties that it believes to be creditworthy and does not enter into any leveraged derivative transactions. Gains and losses on these contracts are included in the consolidated statements of operations as they arise. Costs associated with entering into these contracts are amortized over the contracts' lives, which typically are less than one year. IVAX held foreign exchange forward contracts with notional principal amounts of $27,621 at December 31, 2000, which mature January 2001 through December 2001, and $35,515 at December 31, 1999, which matured in January 2000 through September 2000.

         In addition, IVAX has short-term intercompany balances that are denominated in foreign currencies. A portion of these balances are hedged, from time to time, using foreign exchange forward contracts, and gains and losses on these contracts are included in the consolidated statements of operations as they arise. For the years ended December 31, 2000, 1999 and 1998, IVAX recorded net foreign exchange transaction losses of $2,297, $2,934 and $893, respectively, which are included in "Other income, net" in the accompanying consolidated statements of operations.

         Concentration of Credit Risk - IVAX sells a significant amount of United States generic pharmaceutical products to a relatively small number of drug wholesalers and retail drug chains, which represent an essential part of the distribution chain of pharmaceutical products in the United States.

IVAX monitors the creditworthiness of its customers and reviews outstanding receivable balances for collectibility on a regular basis and records allowances for bad debts as necessary.

         IVAX follows an investment policy that limits investments in individual issuers, generally, to the lesser of $10,000 or 10% of program size, that meet certain minimum credit rating and size requirements.

         Revenue Recognition - Revenues and the related cost of sales are recognized at the time product is shipped. Net revenues are comprised of gross revenues less provisions for expected customer returns, inventory credits, discounts, promotional allowances, volume rebates, chargebacks and other allowances. These sales provisions totaled $215,433, $121,286 and $131,273 in the years ended December 31, 2000, 1999 and 1998, respectively. The reserve balances related to these provisions and included in "Accounts receivable, net of allowances for doubtful accounts" and "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets are $51,080 and $63,448, respectively, at December 31, 2000 and $38,065 and $61,241, respectively, at December 31, 1999.

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

         Provisions for estimated returns, inventory credits, chargebacks and other sales allowances are established by IVAX concurrently with the recognition of revenue. The provisions are established in accordance with generally accepted accounting principles based upon consideration of a variety of factors, including actual return and inventory credit experience for products during the past several years by product type, the number and timing of regulatory approvals for the product by competitors of IVAX, both historical and projected, the market for the product, estimated customer inventory levels by product and projected economic conditions. Actual product returns and inventory credits incurred are, however, dependent upon future events, including price competition and the level of customer inventories at the time of any price declines. IVAX continually monitors the factors that influence the pricing of its products and customer inventory levels and makes adjustments to these provisions when management believes that actual product returns, inventory credits and other allowances may differ from established reserves.

         Royalty and license fee income are recognized when obligations associated with earning the royalty or licensing fee have been satisfied and are included in "Other revenues" in the accompanying consolidated statements of operations. Other revenues in 2000, 1999 and 1998 included $1,820, $1,214 and $8,286, respectively, of milestone and up-front payments received under a license agreement. Through 1999, IVAX' accounting policy was to immediately recognize as revenue such cash payments that are nonrefundable or where the probability of refund is remote. As a result of SAB No. 101, IVAX has revised its accounting policy to defer up-front payments, whether or not they are refundable, and recognizes them in income over the license period. Where IVAX expends resources to achieve milestones, IVAX recognizes the milestone payments in income currently. The total amortization of up-front payments and current recognition of milestones is limited to nonrefundable provisions of the contract. Other revenues in 2000 included $1,725 of amortization of revenue deferred in accordance with SAB No. 101.

         Shipping and handling fees billed to customers are recognized in net product revenues. Shipping and handling costs are included in cost of sales.

         Legal Costs - Legal charges are recorded for the costs anticipated to be incurred in connection with litigation and claims against IVAX when management can reasonably estimate these costs.

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

         Earnings Per Common Share - A reconciliation of the denominator of the basic and diluted earnings per share computation is as follows:

                                                                           Year Ended December 31,
                                                                  ---------------------------------------
                                                                      2000          1999          1998
                                                                  ----------     ---------     ----------
Basic weighted average number of shares outstanding                  157,021       161,508        178,674
Effect of dilutive securities - stock options and warrants             6,226         2,893            223
                                                                  ----------     ---------     ----------
Diluted weighted average number of shares outstanding                163,247       164,401        178,897
                                                                  ==========     =========     ==========
Not included in the calculation of diluted earnings per
    share because their impact is antidilutive:
    Stock options outstanding                                            165         3,179          6,953
    Convertible debt                                                   6,730         2,063          3,546
    Put options                                                        2,440         2,250              -

         Accumulated Other Comprehensive Loss - Other comprehensive loss ("OCL") refers to revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. Accumulated other comprehensive loss is comprised of the cumulative effects of foreign currency translation and unrealized gains on securities.

         Stock-Based Compensation Plans - As permissible under Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, IVAX accounts for all stock-based compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and discloses pro forma net earnings and earnings per share amounts as if the fair value method had been adopted. Accordingly, no compensation cost is recognized for stock option awards granted to employees at or above fair market value. Pro forma net earnings and earnings per share amounts are presented in Note 12, Shareholders' Equity.

         Changes in Accounting Principle - Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, was adopted for up-front licensing fees during the fourth quarter of 2000, resulting in a cumulative change in accounting principle charge of $6,471, or $.04 per share, net of tax of $2,773, recorded as of the beginning of the first quarter of 2000. The offsetting impact was recorded in deferred revenue that will be recognized in income through 2011. IVAX amortized $1,725 of this deferred revenue to income during 2000.

         During 1998, Statement of Position ("SOP") 98-5, Reporting on the Cost of Start-Up Activities, was adopted and reported as a cumulative effect of a change in accounting principle reflecting a write-off of capitalized start-up costs of $3,048, or $.02 per share.

         Recently Issued Accounting Standards - Effective January 1, 2001, IVAX adopted SFAS No. 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCL and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

         Certain forecasted transactions are exposed to foreign currency risk. The principal currency hedged is the Irish punt against the British pound. Forward options used to hedge a portion of forecasted international expenses for up to one year in the future are designated as cash flow hedging instruments. The adoption of SFAS 133 on January 1, 2001 resulted in an increase to OCL of $1,613, net of tax of $179. The increase to OCL is mostly attributable to gains on cash flow hedges. The net derivative gains included in OCL as of January 1, 2001, will be reclassified into earnings during the twelve months ended December 31, 2001.

         EITF Issue No. 00-2, Accounting for Web Site Development Costs, adopted in the third quarter of 2000, did not have a significant effect on the Company's financial position or results of operations.

         EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, requires that amounts billed to a customer related to shipping and handling be classified as revenue, and allows companies to adopt a policy of including shipping and handling costs in cost of sales or another income statement line item. IVAX adopted EITF Issue No. 00-10 in the fourth quarter of 2000 and elected to report the costs of shipping and handling in cost of sales. Prior quarter and annual amounts have been reclassified to conform to current classification resulting in approximately 1% decrease in gross profit margins from those previously reported.

         EITF Issue No. 00-14, Accounting for Certain Sales Incentives, addresses the recognition, measurement and income statement classification for sales incentives offered voluntarily by a vendor, without charge to the customer, in a single exchange transaction at the point of sale. In addition to providing guidance on when to recognize and how to measure the cost of sales incentives, it requires that incentives in the form of a reduction in or refund of the selling price of a product or service be classified as a reduction of revenue and incentives in the form of free products or services delivered at the time of sale should be classified as an expense. The amended effective date of adoption is the later of fiscal quarters beginning after March 15, 2001 or fiscal years beginning after December 15, 1999. IVAX elected to adopt EITF Issue No. 00-14 in the fourth quarter of 2000. The impact of adoption was not significant.

         EITF Issue No. 00-19, Determination of Whether Share Settlement is within the Control of the Issuer for Purposes of Applying Issue No. 96-13, and EITF Issue No. 00-7, Application of Issue No. 96-13 to Equity Derivative Instruments that Contain Certain Provisions that Require Net Cash Settlement if Certain Events Outside the Control of the Issuer Occur, address the classification and accounting treatment of equity derivative contracts (such as IVAX' put options) as equity instruments (either temporary or permanent) or assets and liabilities. They are effective prospectively for contracts entered into after September 20, 2000 as of June 30, 2001. Management believes that adoption will not have a significant effect on the Company's financial position or results of operations.

(3)      RESTRUCTURING COSTS AND ASSET WRITE-DOWNS:

         During 1998, IVAX continued its efforts to reduce costs and enhance operating efficiency by initiating restructuring programs at its United Kingdom pharmaceutical operations and continuing restructuring of its United States pharmaceutical operations. During 1998, IVAX recorded a pre-tax charge of $13,562 comprised of $3,648 for severance and other employee termination benefits, $4,308 associated with lease commitments, $215 for the write-down of leasehold improvements and $5,391 in asset write-downs resulting from management's re-evaluation of the carrying value of certain long-lived assets primarily in conjunction with initiatives to further consolidate facilities of IVAX' United Kingdom operations. This restructuring plan eliminated 260 positions from the workforce throughout all functions.

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

         During 1998, pursuant to the restructuring programs, IVAX sold its Ft. Lauderdale, Florida office, packaging and warehouse facility, its Syosset, New York pharmaceutical manufacturing facility, its Kirkland, Quebec, Canada pharmaceutical manufacturing facility, and its Shreveport, Louisiana pharmaceutical manufacturing facility and closed two of its London, England manufacturing facilities. During 1997, IVAX consolidated its United States pharmaceutical distribution facilities into a single leased distribution center in Kenton County, Kentucky. In 1999, IVAX substantially ceased manufacturing at its Northvale, New Jersey manufacturing facility. Production from these facilities has been transferred to other IVAX manufacturing facilities.

         These restructuring costs and asset write-downs are shown as "Restructuring accruals (reversals)" in the accompanying consolidated statements of operations. Management determined the amount of the write-downs by estimating the fair market value of the impaired assets using various valuation techniques, including discounted cash flow analysis, independent appraisals and third party offers.

         The components of the restructuring costs and asset write-downs, spending and other activity, as well as the remaining restructuring reserve balances at December 31, 2000, 1999 and 1998 are shown in the table below. The restructuring reserve balances are included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets. The asset write-down column represents asset impairment losses for assets to be used in operations as well as assets to be disposed of. During 2000 and 1999, IVAX reversed restructuring costs of $4,535 and $612, respectively. In the second quarter of 2000, as a result of a change in strategy to keep the Northvale, New Jersey pharmaceutical facility operating as back-up capacity in the event of hurricane damage at the Puerto Rico facility, the related restructuring reserves were reversed. Also during 2000, IVAX was released from certain non-cancelable operating leases associated with its United Kingdom restructuring and determined that reserves previously established for certain severance payments were determined to be unnecessary resulting in $1,324 of the reversal of restructuring reserves. The credit recorded in 1999 was primarily due to the reversal of a previously recorded reserve for a note receivable and 15% interest in a partnership received as consideration for the 1998 sale of a Ft. Lauderdale, Florida facility. Due to the uncertainty of collectibility, these assets were fully reserved in 1998. In 1999, the note was collected in full, the partnership interest was sold and the reserve against the assets was reversed.

                                                                                                          Annual
                                                   Employee                   Total          Asset     Restructuring
                                                  Termination    Plant   Restructuring      Write-        Accrual
                                                   Benefits    Closures     Reserves         Downs      (Reversal)
                                                 ----------------------   -------------------------     ---------
Balance at January 1, 1998                       $    4,547   $   9,367   $   13,914                    $   38,088
                                                                                                        ==========
1998 restructuring costs and asset
    write-downs                                       6,305       8,740       15,045       $ 14,164         29,209
Reversal of restructuring costs and
    asset write-downs charged in
    prior years                                        (442)     (7,741)      (8,183)        (8,804)       (16,987)
Cash payments during 1998                            (3,538)     (3,042)      (6,580)                            -
Non-cash activity                                    (1,098)        936         (162)                            -
                                                 ----------   ---------   ----------                    ----------
Balance at December 31, 1998                          5,774       8,260       14,034                        12,222
                                                                                                        ==========
Reversal of restructuring costs and
    asset write-downs charged in
    prior years                                         (73)          -          (73)          (539)          (612)
Cash payments during 1999                            (4,264)     (3,539)      (7,803)                            -
Non-cash activities                                     123        (298)        (175)                            -
                                                 ----------   ---------   ----------                    ----------
Balance at December 31, 1999                          1,560       4,423        5,983                          (612)
                                                                                                        ==========
Reversal of restructuring costs and
    asset write-downs charged in
    prior years                                        (628)     (3,907)      (4,535)                       (4,535)
Cash payments during 2000                              (795)       (422)      (1,217)                            -
Non-cash activities                                     (27)        525          498                             -
                                                 ----------   ---------   ----------                    ----------
Balance at December 31, 2000                     $      110   $     619   $      729                    $   (4,535)
                                                 ==========   =========   ==========                    ==========

(4)      MERGERS AND ACQUISITIONS:

         During 2000, IVAX, through its Netherlands subsidiary IVAX International B.V., purchased 238 additional shares of Galena, a.s., its majority-owned subsidiary in the Czech Republic. The total cost of the shares acquired through open market transactions during 2000 was $8,190. The net book value underlying the shares purchased was $5,362 resulting in goodwill of $2,828 being recorded in the accompanying consolidated balance sheet at December 31, 2000. On September 1, 2000, Galena commenced a tender offer for 9.26% of all outstanding shares. The tender offer was for a period of 60 days. During the second half of 2000, Galena acquired 78 shares of its own stock at a cost of $2,753 through the tender offer. The book value of shares repurchased was $4,470 resulting in negative goodwill of $1,717 being recorded in the accompanying balance sheet as of December 31, 2000. Prior to these purchases, IVAX owned 86% of the outstanding shares of Galena, a.s. At December 31, 2000, IVAX owned 98.1% of the outstanding shares of Galena, a.s.

         On June 19, 2000 and August 2, 2000, IVAX acquired, through the acquisition of three holding companies, Elmor, a company located in Caracas, Venezuela for $63,911. Elmor manufactures, markets, and distributes pharmaceutical products in Venezuela. On June 19, 2000, IVAX issued 1,585 shares of IVAX common stock (valued at $55,000) and paid $1,663 in cash, net of cash acquired, for two of the holding companies. On August 1, 2000, IVAX acquired certain other assets utilized in the business of Elmor by the purchase of the third holding company for additional cash of $3,875 and other costs of $35. The fair value of net assets acquired was $16,951, resulting in goodwill of $46,959 which is included in "Intangible assets - net" in the accompanying consolidated balance sheet at December 31, 2000. The goodwill will be amortized over 20 years. The operating results of Elmor are included in the consolidated financial statements subsequent to the June 19, 2000 acquisition date.

         On September 7, 2000, IVAX acquired Wakefield, a U.S. pharmaceutical company located in Georgia, in exchange for 830 shares of IVAX common stock (valued at $28,273), $3,649 representing the fair value of stock options granted, $102 of other costs and received $5,120 of cash in excess of cash paid. The fair value of net assets acquired was $7,430 resulting in goodwill of $25,959 which is included in "Intangible assets - net" in the accompanying consolidated balance sheet at December 31, 2000. The goodwill will be amortized over 25 years. The operating results of Wakefield are included in the consolidated financial statements subsequent to the September 7, 2000 acquisition date.

         Pro-forma information for the above acquisitions as if the purchases occurred on January 1 of each year are presented below.

Period Ended December 31,                                    Twelve Months
(In thousands)                                         ------------------------
                                                          2000          1999
                                                       -----------   ----------

Revenues                                               $  818,547    $  704,115
Net income                                                129,262        75,482

Diluted weighted average shares                           164,560       166,951
Diluted earnings per share                             $     0.79    $     0.45

         These pro-forma results of operations are not necessarily indicative of results that might have been achieved if the acquisitions had actually occurred on January 1 of the periods presented. The preacquisition results of the acquisitions completed in 1999 were not material to IVAX' results of operations.

         During 1999, IVAX increased its ownership interest in Galena, a.s. from 74% to 86% primarily through a tender offer and open market purchases. The total cost of the shares acquired was $4,978. The net book value underlying the share purchases was $7,046, resulting in negative goodwill of $2,068 being recorded.

         On August 9, 1999, IVAX acquired a 30% interest in Indiana Protein Technologies ("IPT"), a U.S. biotechnology research company, in exchange for a development agreement in which IVAX, through its U.S. subsidiary, Baker Norton Pharmaceuticals, will fund research and development of certain peptide-based biotech pharmaceutical products. In the event that these projects are successful, IVAX will receive an exclusive worldwide license to market the products, with a royalty payable to IPT on profit from the sale of the products. During 1999, $775 was funded to IPT, $233 of which is recorded in other assets and the remainder is expensed as "Research and development expenses" in the accompanying consolidated statement of operations for 1999.

         On October 12, 1999, IVAX, through its Netherlands subsidiary, IVAX International B.V. and Swiss subsidiary, IVAX Holdings A.G., acquired 100% ownership of the Institute for Drug Research, Ltd., ("IDR") a pharmaceutical research and development company in Budapest, Hungary, for $3,367 in cash plus assumption of $3,540 in loans.

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

         Effective July 14, 1998, IVAX completed the sale of its personal care products business for $84,700 (after certain post-closing adjustments). At closing IVAX received $35,000 in cash and a $50,000 secured note due November 30, 1998. On August 27, 1998, IVAX sold the $50,000 note, without recourse, for $48,500 in cash. In addition, IVAX received a note for $2,500 as partial consideration from the sale of one of the personal care product subsidiaries. The note is payable at $250 of principal plus interest per quarter. As of December 31, 2000 and 1999, $563 and $1,500, respectively, of the gain on sale related to this note was deferred. The gain on sale and results of operations of the intravenous products, specialty chemicals and personal care products businesses were classified as part of discontinued operations during 1998 (See
Note 7, Discontinued Operations).

(6)      SALE OF PRODUCT RIGHTS:

         On September 18, 1997, IVAX sold the United States and Canadian marketing rights to its proprietary drug Elmiron(R) and three additional urology products to ALZA Corporation ("ALZA"). Although this sale represented an exit by IVAX from the urology business in 1997, IVAX retained the rights to these products outside of the United States and Canada. On July 24, 1998, IVAX and ALZA terminated a research and development cost-sharing arrangement and, as a result of the termination, a reserve of $15,000 which was recorded concurrent with the sale was reversed during the third quarter of 1998, reflecting an adjustment to increase the previously recognized gain on the sale of those product rights. Royalty and milestone payments from the 1997 sale of rights to Elmiron(R) and certain other urology products in the United States and Canada to ALZA amounted to $7,175, $13,033, and $12,350 in 2000, 1999 and 1998,
respectively, and are included in other income as additional gain on the sale of product rights. Royalties and milestone payments receivable from ALZA included in "Other current assets" in the accompanying consolidated balance sheets totaled $5,524 and $10,344 at December 31, 2000 and 1999, respectively. IVAX may receive additional royalties and milestone payments from ALZA based on sales of the products during the next few years. A portion of the up-front and milestone payments received and included in other income in prior years, $33,688 as of December 31, 2000, is refundable if IVAX' patent rights are found to be invalid and a generic equivalent of Elmiron(R) is introduced by another company. IVAX believes the probability of occurrence of these events is remote.

(7)      DISCONTINUED OPERATIONS:

         During 1997, IVAX' Board of Directors decided to divest its intravenous products, personal care products and specialty chemicals businesses. As a result, IVAX classified these businesses as discontinued operations and has included their results of operations in "Discontinued operations, net of taxes" in the accompanying consolidated statements of operations. The divestiture of businesses classified as discontinued operations was completed in 1998. During 1998, the Personal Care Products division had net revenues of $42,583 and the Specialty Chemicals division's vacuum pump fluids business had net revenues of $850. These amounts include intersegment sales of $14. The sale of assets of these divested businesses generated pretax gains of $585 in 1999 and $48,904 in 1998.

(8)      INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES:

         IVAX has ownership interests of 50% or less in various unconsolidated affiliates. At December 31, 2000 and 1999, IVAX' nonmarketable investments in these affiliates totaled $10,293 and $3,851, respectively, and are included in "Other assets" in the accompanying balance sheets. Undistributed earnings of these affiliates, as well as IVAX' equity in their earnings, were not significant in any of the periods presented in the accompanying consolidated financial statements.

         At December 31, 2000 and 1999, IVAX held marketable equity securities which it classified as available-for-sale. Based on quoted market prices, the securities are stated at fair value of $926 and $918, respectively, and are included in "Other assets" in the accompanying consolidated balance sheets. At December 31, 2000 and 1999, net unrealized gains of $5 and $86, respectively, are included in "Accumulated other comprehensive loss" in the accompanying consolidated balance sheets.

(9)      DEBT:

         Long-term debt consists of the following:

                                                                                         December 31,
                                                                                  --------------------------
                                                                                      2000           1999
                                                                                  ----------     -----------
5 1/2% Convertible Senior Subordinated Notes due 2007. Interest
    payable semi-annually.  Convertible at the option of the holders into
    6,730 shares of common stock at December 31, 2000 at a
    conversion rate of $37.15 per share. 5 4/5% effective interest rate.          $  250,000     $         -
6 1/2% Convertible Subordinated Notes due 2001. Interest payable semi-annually. Convertible at the option of the holders into
    2,063 shares of common stock at December 31, 1999 at a
    conversion rate of $21.17 per share. 6 3/5% effective interest rate.                   -          43,661
International subsidiaries' debt                                                       4,248           4,945
Other                                                                                    441              11
                                                                                  ----------     -----------
Total long-term debt                                                                 254,689          48,617
Less:  Current portion of long-term debt                                                 934             763
                                                                                  ----------     -----------
Long-term debt, net of current portion                                            $  253,755     $    47,854
                                                                                  ==========     ===========

10% Note from related party due January 2001. Interest payable quarterly.
    22 3/5% effective interest rate.                                              $        -     $    45,619
                                                                                  ==========     ===========

         In July 1998, IVAX' Board of Directors authorized the repurchase of $20,000 face value of its 6 1/2% Convertible Subordinated Notes. In December 1998, IVAX' Board of Directors renewed its authorization to purchase up to $20,000 face value of the Notes, which included the amount remaining unpurchased from the July authorization. On August 11, 1999, IVAX' Board of Directors approved an increase of $15,000 of repurchases of the 6 1/2% Notes. During 1999 and 1998, IVAX repurchased a total of $31,405 and $15,959 of its 6 1/2% Convertible Subordinated Notes due November 2001. Extraordinary gains of $593 and $1,121 were recorded related to the debt repurchases during the years ended December 31, 1999 and 1998, respectively.

         On November 18, 1999, IVAX issued a $50,000 promissory note to Frost-Nevada, Limited Partnership ("FNLP"), an entity related to IVAX' Chairman and CEO. The note was due January 17, 2001 and bore interest at 10% payable quarterly. Proceeds from the note were used to purchase IVAX common stock under the share repurchase program (See Note 12, Shareholders' Equity). In conjunction with the loan, FNLP was issued a warrant to purchase 750 shares of IVAX common stock at an exercise price equal to the price paid for the repurchased shares, $12 per share. The warrant is exercisable through

November 2006. The fair value of the warrant using the Black-Scholes option pricing model was $4,875 which was credited to capital in excess of par value. During 2000, IVAX paid $3,074 of interest to FNLP. During the first six months of 2000 and in 1999, IVAX amortized to interest expense $2,128 and $493, respectively, of the value of the warrant issued to FNLP. On June 30, 2000, the $50,000 loan from FNLP was repaid resulting in the write-off of the remaining $2,254 of debt issue costs as an extraordinary item.

         On February 9, 2000, IVAX called the remaining $43,661 face value of its 6 1/2% Convertible Subordinated Notes for redemption. During February 2000, IVAX converted $43,388 face value of the 6 1/2% Notes into 2,050 shares of IVAX common stock. In addition, IVAX charged $190 of unamortized debt issue cost and credited $815 of interest forfeited on the conversion to "Capital in excess of par value." On March 10, 2000, IVAX redeemed $273 face value of the 6 1/2% Notes, plus accrued interest, for cash.


         During May 2000, IVAX consummated a private offering of $250,000 of its 5 1/2% Convertible Senior Subordinated Notes due 2007 pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and received net proceeds of approximately $243,750. The 5 1/2% Notes were registered during the fourth quarter of 2000. The 5 1/2% Notes are convertible at any time prior to maturity, unless previously redeemed, into 0.0269 shares of IVAX' common stock per $1 of principal amount of the 5 1/2% Notes. This ratio results in a conversion price of approximately $37.15 per share. The 5 1/2% Notes are redeemable by IVAX on or after May 29, 2003. The net proceeds from the sale of the 5 1/2% Notes are expected to be used primarily to acquire technology, products or other businesses, to fund the research, development, testing and commercialization of pharmaceutical products, and for general corporate purposes. At December 31, 2000, the unamortized discount related to the 5 1/2% Notes is $5,834, which is being amortized to interest expense over the life of the 5 1/2% Notes.

         Certain of IVAX' international subsidiaries maintain relationships with foreign banks providing short-term lines of credit in the aggregate amount of approximately $17,000 and $19,000 at December 31, 2000 and 1999, respectively. Short-term borrowings totaled $1,877 and $746 at December 31, 2000 and 1999, respectively, and are included as "Loans payable" in the accompanying consolidated balance sheets.

         The estimated fair values of long-term notes and debt are as follows:

                                                                                 December 31,
                                                                          ------------------------
                                                                              2000         1999
                                                                          -----------   ----------
         5 1/2% Convertible Senior Subordinated Notes due 2007            $   311,450   $        -
         6 1/2% Convertible Subordinated Notes due 2001                             -       42,569
         10% Note                                                                   -       45,619
         Other                                                                  4,689        4,956
                                                                          -----------   ----------
         Total                                                            $   316,139   $   93,144
                                                                          ===========   ==========

         Fair value of the 5 1/2% and 6 1/2% Convertible Subordinated Notes is based on available quoted market prices. Management believes that the carrying amounts of other debt approximate the fair value.

         The stated future maturities of all long-term debt for the next five years and thereafter are approximately $934, $1,338, $152, $40, $37 and $252,188, respectively.

(10)     INCOME TAXES:

         The provision for income taxes on continuing operations before minority interest consists of the following:

                                                                            Year Ended December 31,
                                                                   ---------------------------------------
                                                                     2000           1999           1998
                                                                   ---------      ---------      ---------
         Current:
             U.S. Federal                                          $  25,111      $   6,505      $      --
             State                                                       966          1,439             --
             Puerto Rico and the U.S. Virgin Islands                     999             81            509
             Foreign                                                  15,222         11,735          5,915
         Deferred                                                    (29,084)        (4,910)         3,623
                                                                   ---------      ---------      ---------
         Total                                                     $  13,214      $  14,850      $  10,047
                                                                   =========      =========      =========

         The components of income from continuing operations before income taxes and minority interest are as follows:

                                                                            Year Ended December 31,
                                                                   ---------------------------------------
                                                                     2000           1999           1998
                                                                   ---------      ---------      ---------
         United States                                             $ 112,656      $  43,339      $  29,128
         Puerto Rico and the U.S. Virgin Islands                       4,451          6,874           (991)
         Foreign                                                      36,484         36,266          6,124
                                                                   ---------      ---------      ---------
         Total                                                     $ 153,591      $  86,479      $  34,261
                                                                   =========      =========      =========

         A reconciliation of the difference between the expected provision for income taxes using the statutory U.S. Federal tax rate and IVAX' actual provision is as follows:

                                                                            Year Ended December 31,
                                                                   ---------------------------------------
                                                                     2000           1999           1998
                                                                   ---------      ---------      ---------
         Tax using statutory U.S. Federal tax rate at 35%          $  53,757      $  30,268      $  11,991
         Effect of state income taxes                                     59            833             --
         Write-down of non-deductible cost in excess of
             net assets of acquired companies                             66             63             71
         Utilization of net operating loss carryforwards             (29,326)       (18,900)       (10,575)
         Tax effect of intercompany income eliminated on books        17,500             --             --
         Reduction of valuation allowance on deferred
             tax assets                                              (31,113)       (11,365)            --
         Foreign tax rate differential                                (8,374)        (2,194)        (2,476)
         Effect of Puerto Rico taxes and tollgate                        999             81            509
         Puerto Rico and U.S. possessions tax incentives              (1,558)        (2,406)            --
         Foreign operating losses not benefited                       11,290          5,275          3,523
         Tax claims and other matters                                 (3,180)         5,094          3,033
         Other                                                         3,094          8,101          3,971
                                                                   ---------      ---------      ---------
         Total                                                     $  13,214      $  14,850      $  10,047
                                                                   =========      =========      =========

         The domestic current provision was favorably impacted by $29,326, $18,900 and $44,975 during 2000, 1999 and 1998, respectively, from utilization of previously reserved net operating loss ("NOL") carryforwards. All of the reductions in 2000 and 1999 were used against continuing operations. The $44,975 reduction in 1998 was comprised of a $10,575 decrease related to utilization against domestic continuing operations, a $28,200 decrease due to utilization against domestic discontinued operations, and a $6,200 decrease related to an adjustment to the domestic NOL carryforward based on adjustments made to prior tax periods. The current tax provision for 2000 recognized by foreign operations was favorably impacted by $3,180 as a result of the resolution of an Inland Revenue audit in the United Kingdom closing tax years 1992 through 1997. Payment of the current tax provision for the year ended December

31, 2000, for domestic and foreign operations will be reduced by $21,161 and $4,308, respectively, representing the incremental impact of compensation expense deductions associated with non-qualified stock option exercises during the current year. These amounts were credited to "capital in excess of par value". During the second quarter of 2000, IVAX recognized $45,000 U.S. taxable income on the intercompany assignment of a contract. For financial reporting purposes this income was eliminated in consolidation.

         During 2000 and 1999, $31,113 ($16,591 during the fourth quarter) and $11,365, respectively, of the valuation allowance previously recorded against the domestic net deferred tax asset was also reversed due to management's expectation of increased domestic taxable income in the coming year. As of December 31, 2000, the domestic net deferred tax asset was $42,478 and the aggregate net deferred tax asset in foreign countries with positive net deferred tax assets was $10,581. The domestic deferred tax asset was fully reserved as of December 31, 1998, approximately 90 percent reserved as of December 31, 1999 and approximately 50 percent reserved as of December 31, 2000. Approximately $7,390 of the valuation allowance relates to the tax benefit of stock options exercised in prior years which has not yet been credited to capital in excess of par value. Realization of the net deferred tax assets is dependent upon generating sufficient future domestic and foreign taxable income. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

         Deferred taxes arise due to temporary differences in reporting of certain income and expense items for book purposes and income tax purposes. A detail of the significant components of deferred tax assets (liabilities) in the accompanying consolidated balance sheets is as follows:

                                                                                   December 31,
                                                                             ----------------------
                                                                               2000          1999
                                                                             --------      --------
         Accounts receivable allowances                                      $ 35,781      $ 26,698
         Reserves and accruals                                                 18,221        18,939
         Differences in capitalization of inventory costs                       1,102           347
         Other                                                                    798           217
         Valuation allowance                                                   (7,742)      (33,952)
                                                                             --------      --------
                  Amount included in "Other current assets"                    48,160        12,249
                                                                             --------      --------

         Basis differences on fixed assets                                      7,013         9,240
         Depreciation differences on fixed assets                               3,828         3,640
         Recognition of revenue                                                  (734)       (1,137)
         Carrying value of long-term assets                                     1,099            18
         Other                                                                  5,175          (288)
         Tax credits                                                           15,184        10,960
         Net operating losses                                                   8,652        39,977
         Valuation allowance                                                  (21,641)      (52,957)
                                                                             --------      --------
                  Amount included in "Other assets"                            18,576         9,453
                                                                             --------      --------

         Other                                                                 (9,841)           --
                                                                             --------      --------
                  Amount included in "Accrued expenses and other current
                     liabilities"                                              (9,841)           --
                                                                             --------      --------

         Other                                                                 (8,797)       (2,286)
                                                                             --------      --------
                  Amount included in "Other long-term liabilities"             (8,797)       (2,286)
                                                                             --------      --------
                  Net deferred tax asset                                     $ 48,098      $ 19,416
                                                                             ========      ========

         United States income taxes have not been provided on undistributed earnings of foreign subsidiaries, as such earnings are being retained indefinitely by such subsidiaries for reinvestment. The distribution of these earnings would first reduce the domestic valuation allowance before resulting in additional United States income taxes. The cumulative amount of such undistributed earnings is approximately $128,600. Any U.S. tax amounts due would be reduced by allowable foreign tax credits.

         Income from IVAX Pharmaceuticals, Inc.'s (which changed its name from Zenith Goldline Pharmaceuticals, Inc.) Puerto Rico manufacturing operations is subject to certain tax exemptions under the terms of a grant from the Puerto Rico government which will expire in 2017. The grant reduced tax expense by approximately $721, $747 and $0 for the years ended December 31, 2000, 1999 and 1998, respectively. Under the terms of the grant, IVAX Pharmaceuticals is required to maintain certain employment levels.

         IVAX has historically received a United States tax credit under Section 936 of the Internal Revenue Code for certain income generated by its Puerto Rico and Virgin Islands operations. For 2000, 1999, and 1998, this credit was approximately $1,558, $2,406 and $0, respectively, and completely offset the entire United States tax liability of such operations. In 1996, Congress repealed the Section 936 tax credit and it will be phased out over 4 years beginning in 2002. Under the current tax law, no tax credit will be available after December 31, 2005.

         At December 31, 2000, IVAX has a limited U.S. NOL carryforward which can be used only at an annual rate of $3,028 and foreign NOL carryforwards which are comprised of:

                 Expire                      U.S.       Foreign
                 ------                    --------    --------
                  2001                     $      -    $    300
                  2002                            -         200
                  2003                            -       1,800
                  2004                        1,943       2,200
                  2005                        2,884       6,800
                  2006                       10,313           -
                  2007                        2,733      16,300
                  2008                        4,896           -
               Indefinite                         -      18,600
                                           --------    --------
                  Total                    $ 22,769    $ 46,200
                                           ========    ========

         At December 31, 2000, IVAX had consolidated tax credit carryforwards of $15,184. The tax credits are comprised of foreign tax credits of $936, which expire in 2001, $1,132 of research and development credits, which begin to expire in 2008, and $13,116 of minimum tax credits, which never expire.

         Minority interest included in the accompanying consolidated statements of operations is net of a provision for income taxes of ($1,855), ($2,049) and $996 for the years ended December 31, 2000, 1999 and 1998, respectively.

(11)     401(k) PLANS:

         IVAX' employees within the United States and the Virgin Islands are eligible to participate in a 401(k) retirement plan and Puerto Rico employees are eligible to participate in a 165(e) plan, which permit pre-tax employee payroll contributions (subject to certain limitations) and discretionary employer matching contributions. Total matching contributions (including those of discontinued operations) for the years ended December 31, 2000, 1999 and 1998 were $1,092, $816 and $627, respectively.

(12)     SHAREHOLDERS' EQUITY:

         Authorized shares - At the June 15, 2000 Annual Meeting of Shareholders, IVAX' shareholders approved an increase in the number of authorized shares of common stock from 250,000 to 350,000.

         Stock Split - On January 14, 2000, IVAX' Board of Directors approved a 3-for-2 stock split effective February 22, 2000, in the form of a stock dividend for shareholders of record February 1, 2000. All weighted average share, outstanding share, per share earnings and price and stock plan data contained in the accompanying consolidated financial statements have been retroactively restated to give effect to the stock split. To reflect the split, common stock was increased and capital in excess of par value was decreased by $5,075 in 1999.

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

         The 1997 Plan permits the issuance of options to employees and consultants to purchase up to 6,000 shares of IVAX common stock. On February 26, 1999, IVAX' Board of Directors approved an increase to 12,000 shares of IVAX common stock that may be issued under the 1997 Plan. The 1994 Plan permits the issuance of options to employees, non-employee directors and consultants to purchase up to 10,500 shares of IVAX common stock. Both plans provide that the exercise price of the issued options shall be no less than the fair market value of the common stock on the date of grant and that the option terms shall not exceed ten years.

         The following table presents additional information concerning the activity in the stock option plans (number of shares in thousands):

                                             2000                       1999                         1998
                                   ------------------------    ------------------------    ------------------------
                                                 Weighted                    Weighted                    Weighted
                                     Number       Average         Number      Average        Number       Average
                                       of        Exercise           of       Exercise          of        Exercise
                                     Shares        Price          Shares       Price         Shares        Price
                                   ----------    ----------    ----------    ----------    ----------    ----------
Balance at beginning of year            9,792    $     9.14        13,445    $    9.50        15,086     $   13.25
    Granted                             5,307         22.04           894         9.53         8,046          5.83
    Exercised                          (3,586)         9.78        (1,895)        6.45          (597)         4.96
    Terminated/exchanged                 (565)        13.35        (2,652)       12.00        (9,090)        12.77
                                   ----------                  ----------                  ---------
Balance at end of year                 10,948         14.85         9,792         9.14        13,445          9.50
                                   ==========                  ==========                  =========

Exercisable at December 31,             3,674    $     9.44         5,326    $   10.83         7,395     $   11.62

         The following table summarizes information about fixed stock options outstanding at December 31, 2000 (number of shares in thousands):

                                           Options Outstanding                        Options Exercisable
                               -------------------------------------------------  ----------------------------
                                 Number      Weighted Average        Weighted       Number         Weighted
      Range of                 Outstanding        Remaining           Average     Exercisable       Average
   Exercise Prices             at 12/31/00    Contractual Life    Exercise Price  At 12/31/00   Exercise Price
   ---------------             -----------    -----------------   --------------  -----------   --------------
    0.00  -   4.93                  116              3.7            $   4.52             98         $   4.50
    4.94  -   9.85                4,340              4.2                6.40          2,355             6.25
    9.86  -  14.78                  751              2.2               12.67            601            13.01
   14.79  -  19.70                3,339              7.1               18.18            513            17.55
   19.71  -  24.63                1,623              6.0               23.08             87            23.00
   24.64  -  29.55                  323              6.3               27.18              -                -
   29.56  -  34.48                    1              6.6               29.75              -                -
   34.49  -  39.40                  256              6.7               35.77             20            35.25
   39.41  -  44.33                  184              6.7               42.86              -                -
   44.34  -  49.25                   15              6.6               48.67              -                -
                                -------                                             -------
                                 10,948              5.4            $  14.85          3,674         $   9.44
                                =======                                             =======

         In December 1997, IVAX instituted a stock option exchange program in which it offered holders of certain outstanding out-of-the-money (exercise price in excess of then market prices) stock options, excluding executive officers and directors of IVAX, the right to exchange such options for the same or a lesser number of new options with a lower exercise price and, in some cases, a modified vesting schedule and term. As a result of the exchange program, on January 23, 1998, approximately 4,500 stock options with exercise prices ranging from $6.59 to $23.25 were exchanged for approximately 3,150 stock options with an exercise price of $5.55.

         IVAX' pro forma net income, pro forma net income per common share and pro forma weighted average fair value of options granted, with related assumptions, assuming IVAX had adopted the fair value method of accounting for all stock-based compensation arrangements consistent with the provisions of SFAS No. 123, using the Black-Scholes option pricing model for all options granted after January 1, 1995, are indicated below:

                                                                              Year Ended December 31,
                                                                    --------------------------------------------
                                                                        2000            1999            1998
                                                                    ------------     -----------    ------------
Net income as reported                                              $    131,044     $    70,722    $     71,594
Pro forma net income                                                     114,098          66,298          65,973
Basic EPS as reported                                                       0.83            0.44            0.40
Pro forma basic EPS                                                         0.73            0.41            0.37
Diluted EPS as reported                                                     0.80            0.43            0.40
Pro forma diluted EPS                                                       0.70            0.40            0.37
Pro forma weighted average fair value of options granted            $      10.39     $      4.05    $       1.53
Expected life (years)                                                        5.4             4.1             4.6
Risk-free interest rate                                               5.44-6.63%      4.57-6.08%      4.37-5.65%
Expected volatility                                                          25%             27%             27%
Dividend yield                                                                0%              0%              0%

         As the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. In addition, valuations are based on highly subjective assumptions about the future, including stock price, volatility and exercise patterns.

         Employee Stock Purchase Program - On June 17, 1999, the IVAX Corporation 1999 Employee Stock Purchase Plan ("ESPP") was approved at the Annual Meeting of Shareholders. IVAX' Board of Directors also approved the purchase of common stock in the open market, as needed, for the ESPP. The maximum number of shares available for sale under the ESPP is 4,200 subject to future increases as stated in the plan. The ESPP became effective January 1, 2000 for employees based in the United States and Puerto Rico and allows them to purchase IVAX common stock at 85% of the fair market value on the enrollment date or exercise date, whichever is lower. The maximum amount of stock an employee may purchase in a year is $25 and subsequent resale is restricted as stated in the plan. The ESPP is accounted for as a non-compensatory plan.

         Share Repurchase Program - In December 1998, IVAX' Board of Directors approved an increase of 11,250 shares to a total of 18,750 shares of IVAX common stock that may be repurchased. In April, June and November 1999, IVAX' Board of Directors approved increases of 7,500, 2,250 and 7,500 shares, respectively in the share repurchase program. In August 2000, IVAX' Board of Directors approved an increase of 10,000 shares, bringing the total authorized for repurchase to 46,000 shares. Cumulatively through December 31, 2000, IVAX repurchased 34,380 shares of common stock at a total cost, including commissions, of $338,926. Under Florida law, repurchased shares constitute authorized but unissued shares.

         Put Options - During 2000, IVAX issued 2,940 freestanding put options for IVAX common stock in connection with the share repurchase program; 500 of which have expired as of December 31, 2000. IVAX collected $11,259 in premiums that were credited to "Capital in excess of par value" in the accompanying consolidated balance sheet at December 31, 2000. The put options that are outstanding at December 31, 2000 bear strike prices ranging from $27.69 to $38.00 and will mature between February and July 2001. In the event the put options are exercised, IVAX may elect to settle by one of three methods: physical settlement by payment in exchange for IVAX shares, net cash settlement or net share settlement. These European style options are exercisable only on the respective expiration dates and would be exercised "in the money" once the strike price reduced by the premium paid per option exceeds the market value of IVAX' common stock on the expiration date of the option (or the market value of IVAX' common stock falls below a trigger price). The maximum potential repurchase obligation of $84,503 for physical settlement has been reclassified from "Capital in excess of par value" into a temporary equity account - "Put options" in the accompanying consolidated balance sheet at December 31, 2000. In the event the put options expire unexercised, the obligation associated with these instruments will be extinguished and the amount in the temporary account "Put Options" will be reclassified into "Capital in excess of par value." At December 31, 2000, the market value of IVAX' common stock was $38.30, which was higher than the strike prices for the put options. During 1999, IVAX issued 2,250 free-standing put options for IVAX common stock, now expired, and generated premiums totaling $2,079 which were credited to "Capital in excess of par value" in the accompanying consolidated balance sheet at December 31, 1999. The maximum potential repurchase obligation, now extinguished, of $20,188 for physical settlement was reclassified from "Capital in excess of par value" into a temporary equity account - "Put options" in the accompanying consolidated balance sheet at December 31, 1999.

         Diagnostics Stock Option Plan - Effective June 29, 1999, the Board of Directors of IVAX Diagnostics, Inc., a wholly owned subsidiary of IVAX, approved the IVAX Diagnostics, Inc. 1999 Stock Option Plan. The plan permits the issuance of options to employees, non-employee directors and consultants of IVAX Diagnostics to purchase up to 1,460 shares of the 14,600 authorized shares of IVAX Diagnostics, Inc. On June 29, 1999, non-qualified options of 835.7 shares of common stock were granted to employees of IVAX Diagnostics with an exercise price of $1 per share, a vesting schedule of 50% at the end of year 2 and 25% at the end of years 3 and 4 and an expiration date of June 28, 2006. The plan converts to a fair value plan upon an initial public offering.

         Convertible Debt - See Note 9, Debt, for comments regarding convertible subordinated debt.

         Dividends - IVAX did not pay dividends during the years ended December 31, 2000, 1999 and 1998.

(13)     BUSINESS SEGMENT INFORMATION:

         IVAX is a multinational company with subsidiaries that operate in the pharmaceutical business and are engaged in the research, development, manufacture, marketing and sale of pharmaceutical products. Pharmaceutical products include prescription drugs and over-the-counter products (See Note 5, Divestitures, and Note 7, Discontinued Operations for information regarding operations that have been sold). IVAX reviews financial information, allocates resources and manages its business by major operating subsidiary. However, IVAX' pharmaceutical subsidiaries utilize similar production processes, and sell similar types of products to similar types of customers under similar regulatory environments using similar methods of distribution. IVAX also expects these subsidiaries to have similar long-term financial performance. Since these pharmaceutical subsidiaries meet the aggregation criteria under paragraph 17 of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the pharmaceutical operating subsidiaries are aggregated into one reportable segment, pharmaceutical, and all other subsidiaries are reported in Corporate and Other.

         To provide additional information, IVAX has disaggregated its pharmaceutical segment results into the geographic regions in which the subsidiaries are located. The North America region contains IVAX subsidiaries in the United States and Canada. The Europe region contains subsidiaries located in Europe. Latin America consists of subsidiaries in South America. Corporate and Other includes the diagnostic subsidiaries, animal health subsidiary and subsidiaries located in other geographic regions as well as corporate activities and elimination of intercompany transactions.

         The information provided is based on internal reports and was developed and utilized by management for the sole purpose of tracking trends and changes in the results of the regions. The information, including the allocations of expense and overhead, were calculated based on a management approach and may not reflect the actual economic costs, contributions or results of operations of the regions as stand alone businesses. If a different basis of presentation or allocation were utilized, the relative contributions of the regions might differ but the relative trends would, in management's view, likely not be materially impacted.

         The table below sets forth net revenues and profits in the regional presentation.

                                                    North                      Latin       Corporate       Total
YEAR                                               America       Europe       America      & Other          IVAX
-------------------------------------------------------------------------------------------------------------------
External net sales                               $  319,028   $  278,627    $   62,299     $  39,717     $  699,671
Intercompany sales                                    1,638       28,999             -       (30,637)             -
Other revenues                                       20,573       71,996         1,136            29         93,734
                                                 ----------   ----------    ----------     ---------     ----------
Net revenues                                        341,239      379,622        63,435         9,109        793,405
                                                 ----------   ----------    ----------     ---------     ----------

Asset impairment and restructuring                   (3,677)        (858)            -             -         (4,535)

Income from operations                               64,121       39,626         6,570        26,415        136,732

Interest income                                         115        2,219           371        11,281         13,986
Interest expense                                        (20)        (135)          (55)      (14,414)       (14,624)
Other income/expense                                 53,633       (3,741)          816       (34,060)        16,648
Equity earnings of affiliates                             -         (210)            -         1,059            849
Tax provision (benefit)                              40,781        9,993         3,120       (40,680)        13,214

Income from continuing operations before
    minority interest and extraordinary items        77,068       27,766         4,582        30,961        140,377

1999
-------------------------------------------------------------------------------------------------------------------
External net sales                               $  247,424   $  290,743    $   31,469     $  34,983     $  604,619
Intercompany sales                                      461        8,332             -        (8,793)             -
Other revenues                                       26,761       23,570         1,512            20         51,863
                                                 ----------   ----------    ----------     ---------     ----------
Net revenues                                        274,646      322,645        32,981        26,210        656,482
                                                 ----------   ----------    ----------     ---------     ----------

Asset impairment and restructuring                   (1,289)         677             -             -           (612)

Income (loss) from operations                        45,745       39,483         2,342       (21,190)        66,380

Interest income                                          95          931             4         5,112          6,142
Interest expense                                         53         (188)          (84)       (5,337)        (5,556)
Other income/expense                                 26,886       (5,157)         (735)       (1,927)        19,067
Equity earnings of affiliates                             -            -             -           446            446
Tax provision (benefit)                               9,129       19,679         1,067       (15,025)        14,850

Income (loss) from continuing operations
    before minority interest and
    extraordinary items                              63,650       15,390           460        (7,871)        71,629

1998
-------------------------------------------------------------------------------------------------------------------
External net sales                               $  239,393   $  272,479    $   33,547     $  36,571     $  581,990
Intercompany sales                                      701       12,414             -       (13,115)             -
Other revenues                                       18,956       23,559         1,221             1         43,737
                                                 ----------   ----------    ----------     ---------     ----------
Net revenues                                        259,050      308,452        34,768        23,457        625,727
                                                 ----------   ----------    ----------     ---------     ----------

Asset impairment and restructuring                     (875)      13,150             -           (53)        12,222

Income (loss) from operations                         8,892        5,506         1,329       (19,358)        (3,631)

Interest income                                          47        1,612             3        10,310         11,972
Interest expense                                        (63)        (368)         (316)       (6,110)        (6,857)
Other income/expense                                 14,530         (608)          478        16,746         31,146
Equity earnings of affiliates                             -            -             -         1,631          1,631
Tax provision (benefit)                              10,553        9,437           754       (10,697)        10,047

Income (loss) from continuing operations
    before minority interest and
    extraordinary items                              12,853       (3,295)          740        13,916         24,214

         The following table reconciles long-lived assets by geographic region to the consolidated total:

                                                    North                      Latin       Corporate       Total
Year                                               America       Europe       America      & Other          IVAX
-------------------------------------------------------------------------------------------------------------------
2000                                             $   60,624   $   219,701   $   63,443     $  46,728    $   390,496
1999                                                 54,491       207,188        7,413        21,200        290,292
1998                                                 57,793       184,174        7,977        25,601        275,545

         Long-lived assets exclude the long-term net deferred tax asset included in "Other assets" on the accompanying consolidated balance sheets.

         The following table shows capital expenditures and depreciation/amortization by region:

Region                                       Capital Expenditures                   Depreciation/Amortization
------                             --------------------------------------   ---------------------------------------
                                      2000          1999          1998         2000           1999          1998
                                   ----------    ----------    ----------   ----------     ----------    ----------
North America                      $   17,510    $    6,386    $    5,006   $   12,357     $   8,005     $   10,168
Europe                                 31,294        33,588        58,299       15,072        16,446         20,634
Latin America                             429           539           463        2,576         1,133            987

         IVAX sells products in a large number of countries; however, only two countries, the United States and the United Kingdom, have net revenues that are material to consolidated net revenues. Additionally, IVAX has material amounts of long-lived assets in only those two countries. The following table summarizes net revenues based on the location of the third party customer and long-lived assets based on the country of physical location:

                                                  United         United
GEOGRAPHIC AREAS:                                 States         Kingdom         Other           Total
                                               ---------------------------------------------------------
Net revenues                    2000           $  389,055      $  220,191     $  184,159      $  793,405
                                1999              303,607         229,769        123,106         656,482
                                1998              279,660         203,869        142,198         625,727

Long-lived assets               2000              106,977         153,021        130,498         390,496
                                1999               75,569         158,544         56,179         290,292
                                1998               83,007         149,569         42,969         275,545

NET REVENUES BY PRODUCT TYPE:

                                                                            Net Revenues
                                                               -----------------------------------------
                                                                  2000           1999            1998
                                                               ----------     ----------      ----------
Proprietary and branded                                        $  367,760     $  237,615      $  246,272
Generic                                                           389,421        369,520         318,633
Other                                                              36,224         49,347          60,822
                                                               ----------     ----------      ----------
Total                                                          $  793,405     $  656,482      $  625,727
                                                               ==========     ==========      ==========

         No single customer accounted for 10% or more of IVAX' consolidated net revenues for any of the three years ended December 31, 2000. Other revenues included in net revenues in the accompanying consolidated statements of operations consist of license fees, royalties, and development service fees. Other revenues include $19,402 and $18,000 during 1999 and 1998, respectively, from the settlement of patent litigation with Abbott Laboratories discussed in
Note 14, Commitments and Contingencies.

         In November 1999, IVAX entered into a three-year product collaboration and development services agreement with Bristol-Myers Squibb Company ("BMS") in the areas of inhalation technology and oncology. With respect to inhalation technology, the agreement calls for IVAX and BMS to collaborate to develop one or more of BMS' proprietary molecules using IVAX' patented devices, which BMS would purchase from IVAX. BMS would retain the worldwide rights to market respiratory products containing its compounds. On the oncology side, BMS' Taxol(R) (paclitaxel) is the leading anti-cancer drug in the world, with 1999 sales estimated to reach approximately $1.5 billion. However, Taxol(R) is an injectable product and is not orally available. As part of the agreement, BMS was granted an option to negotiate, for six months, a license to IVAX' patented system for making paclitaxel orally available.

(14)     COMMITMENTS AND CONTINGENCIES:

         Sales of Businesses and Gain on Sale - Significant assumptions in the preparation of the financial statements include IVAX' belief that the outcome of contingencies indemnified by IVAX in the sale of certain businesses will not have a material effect on future operations and that the probability of a refund of previously recognized gain on sale of product rights is remote.

         Leases - IVAX leases office, plant and warehouse facilities and automobiles under noncancellable operating leases. Motor vehicles, production equipment and certain manufacturing facilities are also leased under capital leases. Rent expense for the three years ended December 31, 2000 totaled approximately $6,360, $5,626 and $5,226, respectively. The future minimum lease payments under noncancellable capital leases and their related assets recorded at December 31, 2000 and 1999 were not material. The future minimum lease payments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 2000, were as follows:

                                                          Operating
                                                            Leases
                                                          ---------
              2001                                        $   4,469
              2002                                            3,027
              2003                                            1,575
              2004                                              906
              2005                                              329
              Thereafter                                        282
                                                          ---------
              Total minimum lease payments                $  10,588
                                                          =========

         Legal Proceedings - In April 1995, IVAX Pharmaceuticals received approvals from the FDA to manufacture and market the antibiotic cefaclor in capsule and oral suspension formulations. Cefaclor is the generic equivalent of Ceclor(R), a product of Eli Lilly and Company ("Lilly"). On April 27, 1995, Lilly filed a lawsuit against IVAX Pharmaceuticals and others in federal court alleging that IVAX Pharmaceuticals' cefaclor raw material supplier, a third party unaffiliated with IVAX, manufactured cefaclor raw material in a manner which infringed two process patents owned by Lilly, and that IVAX Pharmaceuticals and the other defendants knowingly and willfully infringed and induced the supplier to infringe the patents by importing the raw material into the United States. The lawsuit seeks to enjoin IVAX Pharmaceuticals and the other defendants from infringing or inducing the infringement of the patents and from making, using or selling any product incorporating the raw material provided by such supplier, and seeks an unspecified amount of monetary damages and the destruction of all cefaclor raw material manufactured by the supplier and imported into the United States. In August 1995, the Court denied Lilly's motion for preliminary injunction which sought to prevent IVAX Pharmaceuticals from selling cefaclor until the merits of Lilly's allegations could be determined at trial. On May 10, 1996, the United States Court of Appeals for the Federal Circuit affirmed the district court's denial of Lilly's motion for preliminary injunction. On February 28, 1997, Lilly filed an amended complaint alleging the infringement of an additional patent. Lilly subsequently filed a second amended complaint but did not revise its allegations regarding IVAX Pharmaceuticals. IVAX Pharmaceuticals has asserted a counterclaim, which remains pending. IVAX Pharmaceuticals ceased selling cefaclor in January 1997, when it announced a recall in the United States of cefaclor as a result of the recall by IVAX Pharmaceuticals' supplier of raw material used to manufacture the product.

         In December 1998, Louisiana Wholesale Drug Co. filed an action purporting to be a class action in the United States District Court for the Southern District of Florida against Abbott Laboratories, Geneva Pharmaceuticals and IVAX Pharmaceuticals, alleging a violation of Section 1 of the Sherman Antitrust Act. Plaintiffs purport to represent a class consisting of customers who purchased a certain proprietary drug directly from Abbott during the period beginning on October 29, 1998. Plaintiffs allege that, by settling patent-related litigation against Abbott in exchange for quarterly payments, the defendants engaged in an unlawful restraint of trade. The complaint seeks unspecified treble damages and injunctive relief. Fourteen additional class action lawsuits containing allegations similar to those in the Louisiana Wholesale suit were filed in various jurisdictions between July 1999 and February 2001, the majority of which have been consolidated with the Louisiana Wholesale suit. On December 13, 2000, plaintiffs' motion for summary judgement on the issue of whether the settlement agreement constituted a per se violation of Section 1 of the Sherman Antitrust Act in the Louisiana Wholesale case was granted. IVAX Pharmaceuticals has sought leave to appeal to the United States Court of Appeals for the Eleventh Circuit. On March 13, 2000 the Federal Trade Commission ("FTC") announced that it had issued complaints against, and negotiated consent decrees with Abbott and Geneva Pharmaceuticals arising out of an investigation of the same subject matter that is involved in these lawsuits. The FTC took no action against IVAX Pharmaceuticals.

         IVAX Pharmaceuticals has been named in a number of individual and class action lawsuits in both state and federal courts involving the diet drug combination of fenfluramine and phentermine, commonly known as "fen-phen." Generally, these lawsuits seek damages for personal injury, wrongful death and loss of consortium, as well as punitive damages, under a variety of liability theories including strict products liability, breach of warranty and negligence. IVAX Pharmaceuticals did not manufacture either fenfluramine or phentermine, but did distribute the generic version of phentermine manufactured by Eon Labs Manufacturing, Inc. ("Eon") and Camall Company. Although IVAX Pharmaceuticals had a very small market share, as of January 31, 2001, IVAX Pharmaceuticals has been named in approximately 4,950 cases and has been dismissed from approximately 3,381 cases, with additional dismissals pending. IVAX Pharmaceuticals intends to vigorously defend all of the lawsuits, and while management believes that its defense will succeed, as with any litigation, there can be no assurance of this. Currently, Eon is paying for approximately 50% of IVAX Pharmaceuticals' costs in defending these suits and is fully indemnifying IVAX Pharmaceuticals against any damages IVAX Pharmaceuticals may suffer as a result of cases involving product manufactured by Eon. In the event Eon discontinues providing this defense and indemnity, IVAX Pharmaceuticals has its own product liability insurance. While IVAX Pharmaceuticals' insurance carriers have issued reservations of rights, IVAX Pharmaceuticals believes that it has adequate coverage. Although it is impossible to predict with certainty the outcome of litigation, in the opinion of management, this litigation will not have a material adverse impact on IVAX' financial condition or results of operations.

         On March 7, 2000, individuals purporting to be IVAX shareholders filed a class action complaint against IVAX and certain current and former officers and directors in the Circuit Court of the 11th Judicial Circuit in and for Dade County, Florida. The plaintiff seeks to act as the representative of a class consisting of all purchasers of IVAX' common stock between December 19, 1997 and the date of class certification. The complaint generally alleges that IVAX' adoption of a shareholder rights plan containing a provision that would limit the ability of certain members who might be added to the Board of

Directors following a change of control to approve a decision to redeem the rights, which is commonly known as a "dead hand" provision, is a violation of the Florida Business Corporation Act and IVAX' articles of incorporation and by-laws. Plaintiffs seek an injunction invalidating this provision, as well as damages in an unspecified amount which, in the opinion of management, would not be material. On February 8, 2001, a motion for summary judgement was granted in IVAX' favor. Plaintiffs have a Motion for Attorneys' Fees pending.

Paclitaxel Related Litigation

         On March 26, 1998, BMS filed a complaint against IVAX Pharmaceuticals in the United States District Court for the District of New Jersey alleging patent infringement of two of its patents relating to Taxol(R). IVAX Pharmaceuticals filed various counterclaims based on antitrust and unfair competition. On March 3, 2000, the court granted IVAX Pharmaceuticals' motion for summary judgment of invalidity. On April 17, 2000, BMS filed an appeal which remains pending. IVAX Pharmaceuticals' counterclaims have been stayed.

         On August 11, 2000, American BioScience, Inc. ("ABI") filed a complaint in the United States District Court for the Central District of California for a temporary restraining order and preliminary injunction compelling BMS to list in the FDA's Orange Book ABI's '331 patent, which purportedly covers BMS's Taxol(R) product. A hearing was held on September 6, 2000 and the Court denied ABI's request for preliminary injunction, declined to approve the settlement between ABI and BMS and dismissed ABI's complaint and ordered that BMS de-list the '331 patent. ABI appealed and sought a stay of the Order from the Ninth Circuit Court of Appeals, which was denied on September 13, 2000. The appeal remains pending.

         On September 7, 2000, ABI filed a lawsuit against IVAX, IVAX Pharmaceuticals and Baker Norton Pharmaceuticals, Inc. ("BNP"), a wholly-owned subsidiary of IVAX, in the United States District Court for Central District of California alleging infringement of its '331 patent, which purports to cover paclitaxel. This matter remains pending.

         On September 20, 2000, ABI filed a complaint in the United States District Court for the District of Columbia which sought by temporary restraining order and preliminary injunction a rescission of BNP's final marketing approval for its generic paclitaxel product. Both BMS and BNP intervened in the action. On October 3, 2000, the Court denied ABI's request for relief. Thereafter, ABI sought an emergency injunction pending appeal from the United States Court of Appeals for the District of Columbia Circuit, which was also denied on October 13, 2000. ABI's appeal remains pending.

         On October 16, 2000, ABI filed a complaint in the United States District Court for the Central District of California which recites virtually the same claims as the action ABI filed in the District of Columbia Court set out above. BNP moved to intervene and opposed ABI's request for preliminary injunction. On November 7, 2000, the United States District Court of the District of Columbia ordered ABI to refrain from pursuing this litigation, or any other litigation that duplicates the litigation ABI initiated in the District of Columbia Circuit.

         IVAX intends to vigorously defend each of the foregoing lawsuits, but their respective outcomes cannot be predicted. Any of such lawsuits, if determined adversely to IVAX, could have a material adverse effect on IVAX' financial position and results of operations. IVAX' ultimate liability with respect to any of the foregoing proceedings is not presently determinable.

         IVAX is involved in various other legal proceedings arising in the ordinary course of business, some of which involve substantial amounts. In order to obtain generic approvals prior to the expiration of patents on branded products, and to benefit from the exclusivity allowed to ANDA applicants that successfully challenge these patents, IVAX frequently becomes involved in patent infringement litigation brought by branded pharmaceutical companies. Although these lawsuits involve products that are not yet marketed and therefore pose little or no risk of liability for damages, the legal fees and costs incurred in defending such litigation can be substantial. While it is not feasible to predict or determine the outcome or the total cost of these proceedings, in the opinion of management, based on a review with legal counsel, any losses resulting from such legal proceedings will not have a material adverse impact on IVAX' financial position or results of operations.

(15)     QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

         The following tables summarize selected quarterly data of IVAX for the years ended December 31, 2000 and 1999:

                                               First        Second        Third        Fourth          Full
                                              Quarter      Quarter       Quarter       Quarter         Year
                                            ----------   ----------    ----------     ----------    -----------
2000
----
Net revenues (1)                            $  183,258   $  184,827    $  182,566     $  242,754    $   793,405
Gross profit (1)                                88,085       89,620        88,174        117,623        383,502
Income from continuing operations (2)           26,666       32,480        30,920         49,703        139,769
Net income (3)                                  20,195       30,226        30,920         49,703        131,044
Basic earnings per common share:
    Continuing operations                         0.17         0.21          0.19           0.32           0.89
    Extraordinary item                               -        (0.01)            -              -          (0.02)
    Net earnings                                  0.12         0.20          0.19           0.32           0.83
Diluted earnings per common share:
    Continuing operations                         0.17         0.20          0.19           0.30           0.86
    Extraordinary item                               -        (0.01)            -              -          (0.02)
    Net earnings                                  0.13         0.19          0.19           0.30           0.80

1999
----
Net revenues (1)                            $  147,658   $  154,354    $  163,399     $  191,071    $   656,482
Gross profit (1)                                60,008       65,820        70,988         81,699        278,515
Income from continuing operations (2)            9,717       13,120        16,929         29,778         69,544
Income from discontinued operations                290          290             5              -            585
Net income                                      10,040       13,495        17,409         29,778         70,722
Basic earnings per common share:
    Continuing operations                         0.06         0.08          0.10           0.19           0.43
    Extraordinary item                               -            -          0.01              -           0.01
    Net earnings                                  0.06         0.08          0.11           0.19           0.44
Diluted earnings per common share:
    Continuing operations                         0.06         0.08          0.10           0.18           0.42
    Extraordinary item                               -            -          0.01              -           0.01
    Net earnings                                  0.06         0.08          0.11           0.18           0.43

(1)      Amounts have been restated to conform to current period's presentation.
(2) The second, third and fourth quarters of 2000 include reversals of previously recorded restructuring reserves of $3,144, $895 and $496, respectively. The third and fourth quarters of 1999 include restructuring costs of $586 and a reversal of previously recorded restructuring reserves of $1,198, respectively.
(3) The first quarter of 2000 includes a cumulative effect of a change in accounting principle charge of $6.5 million which was recorded during the fourth quarter. The first, second, third and fourth quarters include $1,245, $160, $160 and $160 pretax increases in other revenue from amortization of deferred revenue related to the accounting change.

(16)     RELATED PARTY TRANSACTIONS:

         IVAX paid $1,969 and $1,637 during 2000 and 1999, respectively, to PharmAir Corporation for use of an airplane. PharmAir Corporation is indirectly, beneficially owned by IVAX' Chairman and CEO.

(17)     SUBSEQUENT EVENTS:

         During January and February, 2001, IVAX repurchased 585 shares of its stock at a total cost, including commissions, of $20,278.

         On February 9, 2001, IVAX indirectly acquired Laboratorios Fustery, S.A. de C.V., a corporation organized under the laws of Mexico ("Fustery"), by purchasing the outstanding securities of Fustery's parent, Maancirkel Holding BV, a corporation organized under the laws of The Netherlands, from Morcob CVA, an entity organized under the laws of Belgium pursuant to a stock purchase agreement entered into among the parties on October 11, 2000. Under the terms of the stock purchase agreement, IVAX acquired Maancirkel for 1,325 shares of common stock of IVAX, valued at $57,000, and $60,000 in cash. Pursuant to the term of the stock purchase agreement, the amount of common stock may be adjusted within 180 days based on the per share market price of IVAX' common stock. Fustery manufactures, markets and distributes pharmaceutical products in Mexico.

         On February 26, 2001, IVAX acquired the assets of a research organization located in the United States for 487 shares of common stock of IVAX, valued at $18,000, and $5,000 in cash.

         On March 13, 2001, IVAX acquired Netpharma Scandinavia AB, a Swedish pharmaceutical company, for $100 in cash, 499 shares of common stock of IVAX, valued at $18,365, and additional shares of IVAX common stock, valued at $2,052, subject to achievement of earnout targets for each of the next two years. If the earnout targets are achieved, the number of additional shares issued will be based on the exchange rate in effect on the payment dates and the average price of IVAX common stock just prior to April 30, 2002 and 2003.

         On March 14, 2001, IVAX' wholly-owned subsidiary, IVAX Diagnostics, Inc., was merged with b2bstores.com, a non-operating company, resulting in IVAX owning approximately 70% of the newly merged public company. IVAX received 20,000 shares of b2bstores.com common stock in exchange for all the outstanding shares of IVAX Diagnostics, Inc. and b2bstores.com's name was changed to IVAX Diagnostics, Inc. For accounting purposes, this transaction is treated as the sale of a minority interest in IVAX Diagnostics, Inc. resulting in an estimated gain of $8,000, net of $2,378 of compensation expense from outstanding options under the IVAX Diagnostics, Inc. 1999 Stock Option Plan converting to a fair value plan as a result of the merger.